

2016

ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

THE GOLDMAN SACHS GROUP, INC.

The Goldman Sachs Group, Inc.

Notice of 2016 Annual Meeting of Shareholders

Time and Date	8:30 a.m., local time, on Friday, May 20, 2016
Place	Goldman Sachs offices located at: 30 Hudson Street, Jersey City, New Jersey 07302
Items of Business	■ Election to our Board of Directors of the 13 director nominees named in the attached Proxy Statement for a one-year term ■ An advisory vote to approve executive compensation (Say on Pay) ■ Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2016 ■ Consideration of shareholder proposals, if properly presented by the relevant shareholder proponents ■ Transaction of such other business as may properly come before our 2016 Annual Meeting of Shareholders
Record Date	The record date for the determination of the shareholders entitled to vote at our 2016 Annual Meeting of Shareholders, or any adjournments or postponements thereof, was the close of business on March 21, 2016.

Important Notice Regarding the Availability of Proxy Materials for our Annual Meeting to be held on May 20, 2016. Our Proxy Statement, 2015 Annual Report to Shareholders and other materials are available on our website at www.gs.com/proxymaterials.

By Order of the Board of Directors,

Beverly L. O'Toole

Beverly L. O'Toole
Assistant Secretary
April 8, 2016

Your vote is important to us. Please exercise your shareholder right to vote. By April 8, 2016, we will have sent to certain of our shareholders a Notice of Internet Availability of Proxy Materials (Notice). The Notice includes instructions on how to access our Proxy Statement and 2015 Annual Report to Shareholders and vote online. Shareholders who do not receive the Notice will continue to receive either a paper or an electronic copy of our proxy materials, which will be sent on or about April 12, 2016. For more information, see *Frequently Asked Questions*.

Table of Contents

Letter from our Chairman and CEO



April 8, 2016

Fellow Shareholders:

You are cordially invited to attend the 2016 Annual Meeting of Shareholders of The Goldman Sachs Group, Inc. We will hold the meeting on Friday, May 20, 2016 at 8:30 a.m., local time, at our offices in Jersey City, New Jersey. Enclosed you will find a notice setting forth the items we expect to address during the meeting, a letter from our Lead Director, our proxy statement, a form of proxy and a copy of our 2015 annual report to our shareholders.

Gary Cohn, our President and COO, and I discuss our performance, strategy and outlook in our 2015 letter to our shareholders, which is included in our annual report. We hope you will read the letter in full, and we provide below a few key points that may be of interest.

The first half of 2015 featured a strong macroeconomic environment, but headwinds emerged, particularly during the second half of the year, and these headwinds persisted into early 2016. Although the current cycle has felt prolonged, cycles do turn, even if the timing of such inflections is difficult to predict. As such, we continue to adapt our business to structural and cyclical factors affecting the operating environment, while remaining flexible enough to capture future growth opportunities.

Our efforts in this regard have yielded relatively stable results for our shareholders over the past four years. We have diversified our franchise while holding our revenues steady, and we have increased our capital and liquidity and decreased our risk. We have stayed focused on prudently managing our resources, while meeting the needs of our clients.

What's more, we remain committed to enabling economic prosperity through the work we do not only in our core businesses, but also through targeted programs like *10,000 Women*. This means, among other things, helping new enterprises grow by investing in entrepreneurs, as well as by financing projects across the globe, such as those that improve living standards in traditionally underserved communities. It also means being mindful of the importance of a healthy environment, and driving that core belief through our work with our clients, as well as through our own operations.

Lastly, we recognize that our people are critical to our long-term success. We work diligently to remain a place where top talent across a variety of disciplines and from a diverse set of backgrounds aspires to work. We believe our time-tested and deeply seeded culture of client centricity, teamwork and excellence sets us apart in this regard. So too does the core work we do at Goldman Sachs, such as providing our clients with, among other things, strategic advice and the capital they need to grow and invest.

As we look ahead, we know we cannot forecast every outcome, and we expect the near-term environment to prove challenging. As managers of risk, we consistently try to "see around corners" to anticipate problems, but we also find ourselves generally optimistic about the longer-term. By staying true to our strategic focus, while adapting quickly to changes in the operating environment, and maintaining our focus on meeting the needs of our clients, we strive to continue to deliver on our long history of providing our shareholders with best-in-class returns.

We would like to thank you for your confidence in Goldman Sachs, and we look forward to welcoming many of you to our annual meeting. Your vote is important to us: even if you do not plan to attend the meeting in person, we hope your votes will be represented.

Lloyd C. Blankfein
Chairman and Chief Executive Officer

Letter from our Lead Director



April 8, 2016

To my fellow shareholders,

2015 was an active year for the Goldman Sachs Board. Among the matters we addressed was the lymphoma diagnosis of our Chairman and CEO, Lloyd Blankfein. From his initial diagnosis to dialogue with the Board and the public announcement of his illness, the firm acted swiftly and candidly. Lloyd continued to provide our Board with full transparency as he underwent treatment, all while continuing to work and, when necessary, delegating some of his responsibilities to other leaders within the firm. We are incredibly pleased that Lloyd is now in remission and has resumed his full schedule.

Throughout 2015, our Board remained focused on the oversight of our firm and the protection of our shareholders' interests. We believe a key factor in our Board's ability to undertake these tasks effectively has been the willingness of our directors to regularly reflect on our Board's practices. Our independent directors in particular have been focused on our Board's composition and our governance. To this end, our Board has put in place a variety of enhancements in recent years. Most of the changes followed engagement with shareholders, large and small.

Notably, over 60% of our directors have joined our Board in the past five years, bringing with them fresh perspectives and a diversity of experiences. In particular, independent directors Mark Flaherty and Mark Winkelman, each of whom are members of our Audit, Risk and Governance Committees, experienced their first full year as Goldman Sachs Board members this past year. Each of Messrs. Flaherty and Winkelman bring to our Board decades of experience in the financial services industry, providing additional risk management expertise, and with respect to Mr. Flaherty, the perspective of a long-term institutional investor. Our Board has benefitted from their contributions.

As conveyed to you last year, we changed our committee structure effective in 2015, which change resulted from a review initiated after discussions I had with fellow independent directors and shareholders about our Board's effectiveness. The changes that were made reduced the size of our Audit, Compensation and Risk Committees with a focus on the skills necessary to carry out the duties of each such committee, and converted the Public Responsibilities Subcommittee to a standing committee.

We believe that the new structure has enhanced the quality of our discussions and allowed us to focus more deeply on various matters at the committee level. One of many examples of this is the now standing Public Responsibilities Committee, chaired by Bill George, which during 2015 was able to more closely engage on and oversee matters relating to the firm's reputation and its relationships with major external constituents – critical considerations for our firm.

Additionally, I participated in numerous discussions with our shareholders and a productive dialogue among our Board on the topic of proxy access. As a result, we proactively adopted proxy access, which we believe further bolsters our corporate governance practices.

In addition to these developments, we continued to maintain our focus on key governance practices that we understand are important to our shareholders. Board leadership structure is one of these areas, which we review annually. As a result of our 2015 review, we determined that a combined Chairman-CEO role continues to be the structure that best serves the interests of our firm and our shareholders. One of the key inputs to this decision is our unhindered ability as independent directors to fulfill our responsibilities, including providing strategic guidance, challenging management's perspectives and meeting with relevant external constituents. Significantly, in my role as the independent Lead Director, I am fully empowered to provide independent leadership for our Board, including by setting the agenda for Board meetings.

To execute on this level of engagement, we held 14 Board meetings and 42 standing committee meetings in 2015. Our independent and non-employee directors also met in 14 sessions without management present, including six executive sessions of independent directors, which I chaired. In addition, in my role as Lead Director, I had over 65 meetings in 2015 with fellow directors, management and other constituents, including our shareholders. These meetings also included a series of discussions with the firm's primary regulators, including the Federal Reserve and the U.S. Securities and Exchange Commission, and I plan to continue this dialogue.

Importantly, the time we have invested and all of these actions have helped to ensure that our Board is appropriately situated to actively and effectively oversee the management of our firm and protect the long-term interests of our shareholders.

This is vital in the context of the current challenging operating environment. Our Board has been and will continue to be vigilant in the oversight of our firm's long-term strategy. By focusing on our long-term outlook, we are best able to support our common goal of creating enduring value in our firm and for our shareholders.

We believe our management team has shown strong commitment and acted nimbly in the face of these pressures, emphasizing adaptability and operating efficiency across the firm. Over the course of the past year, management has reviewed with us firmwide, regional and divisional strategies for growth across our firm's businesses – for example, utilizing technology as a commercial opportunity. We have taken these opportunities to view the firm's business and outlook through a long-term lens, and we have had further discussions regarding these strategies during our executive sessions of independent directors.

As we look ahead to the second half of 2016 and beyond, we will continue to remain focused on these and other critical matters, such as continuing our discussions about further harnessing the talent and development of our people, including with respect to diversity, as well as continued engagement on regulatory matters.

I would like to thank each of you for your support of our Board and the firm. We hope that you find this Proxy Statement informative and look forward to continuing our dialogue with you in the year to come.

Adebayo O. Ogunlesi
Lead Director

Executive Summary

This summary highlights certain information from our Proxy Statement for the 2016 Annual Meeting. You should read the entire Proxy Statement carefully before voting.

2016 Annual Meeting Information

Date	Friday, May 20, 2016
Time	8:30 a.m., local time
Place	Goldman Sachs offices located at: 30 Hudson Street, Jersey City, New Jersey, 07302
Record Date	March 21, 2016

For additional information about our Annual Meeting, see *Frequently Asked Questions*.

Matters to be Voted on at our 2016 Annual Meeting

	Board Recommendation	Page
Item 1. Election of Directors	**FOR each director**	**11**
Other Management Proposals		
Item 2. Advisory Vote to Approve Executive Compensation (Say on Pay)	**FOR**	**60**
Item 3. Ratification of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm for 2016	**FOR**	**64**
Shareholder Proposals		
Item 4. Shareholder Proposal to Prohibit Vesting of Equity Awards Upon Entering Government Service Requests that the Board adopt a policy prohibiting senior executives from receiving vesting of equity awards upon entering government service	**AGAINST**	**66**
Item 5. Shareholder Proposal to Change the Vote Counting Standard for Shareholder Proposals Requests that nonbinding matters presented by shareholders be decided by a majority of votes cast not including abstentions	**AGAINST**	**67**
Item 6. Shareholder Proposal to Require an Independent Board Chairman Requests that the Board amend its governing documents to require that an independent director serve as chairman of the Board	**AGAINST**	**70**

Performance Highlights

We encourage you to read the following Performance Highlights as a background to this Proxy Statement. Please refer to our glossary in *Frequently Asked Questions* on page 80 for definitions of certain capitalized terms.

Solid Performance in Challenging Environment

■ Since 2012, we have produced stronger returns on common equity than our US Peer average in a challenging operating environment. We have benefitted from our focus on serving our clients, with leading market positions across a diversified set of businesses. We have also remained disciplined around our cost structure and capital management. Finally, we have relied on our culture of adaptability to respond to both new regulations and persistent macroeconomic uncertainty.

  » Since 2012, we have improved revenues in Investment Banking and Investment Management by $3.1 billion in aggregate, offsetting the loss in revenues from the sale of certain non-core businesses and investments and a declining opportunity set in FICC.

  » Additionally, we managed to reduce compensation and benefits expense by approximately $270 million since 2012, while simultaneously increasing headcount by 3,500 (11%), largely to meet regulatory compliance needs.

  » We have enhanced our safety and soundness and improved our regulatory capital ratios. This improvement is driven in part by higher levels of common equity, which has increased by $8.2 billion since the beginning of 2012, but has had a corresponding negative impact on ROE.



ROE

■ In 2015, our ROE was reduced by 3.8 percentage points due to provisions for the agreement in principle with the Residential Mortgage-Backed Securities (RMBS) Working Group (RMBS Working Group Settlement) relating to legacy mortgage activity from 2005-2007. Nevertheless, **our average reported ROE was more than 4.0 percentage points higher than the US Peer average over the 2012-2015 period.**

---

1 For a reconciliation of this non-GAAP figure with the corresponding GAAP figure, please see *Annex A*.
Note: As used in these *Performance Highlights*, Balance Sheet and Headcount amounts calculated from the beginning of 2012 to the end of 2015; Income Statement amounts calculated from FY2012 to FY2015. As used in this proxy statement, "Headcount" refers to our total staff (employees, consultants and temporary staff) and "US Peers" refers to Bank of America Corp., Citigroup, Inc., JPMorgan Chase & Co. and Morgan Stanley.

■ Other performance highlights include:



2015 vs 2012			
EPS Growth (Ex. RMBS)[1]	**BVPS Growth**	**Common Equity Ratio[2]**	**Basic Common Shares Outstanding[3]**
▲ 32%	▲ 31%	▲ ~400bps	▼ 14%

■ Our EPS growth (Ex. RMBS)[1] was driven by both earnings growth and share count reduction.

■ Our BVPS cumulative growth of 31% is almost double that of the US Peer average.

■ We have returned approximately $25 billion in capital to our shareholders over the last four years, while increasing common equity by $8.2 billion over the same time period.

  » We believe that a strong capital position allows us to be front-footed in capturing opportunities, while also providing protection in more difficult operating environments.

  » Ultimately, we aim to size our capital base to the available business opportunities. If we are unable to earn a risk-adjusted return that we believe is acceptable by deploying our capital, we may either return the excess capital to shareholders (where permitted by our regulators) or hold it in reserve for future opportunities.

  » From a risk management perspective, we believe our disciplined approach to capital is critical, as stretching to deploy excess capital can lead to negative outcomes for our shareholders.

Additional Business Highlights

■ **Investment Banking:** #1 ranked merger advisor and equity underwriting franchise in 2015.

■ **Institutional Client Services:** Among the few global players with leading FICC and Equities franchises, with approximately 7,000 active clients.

■ **Investment Management:** Record assets under supervision of $1.25 trillion with $53 billion of organic long-term net inflows in 2015.

■ **Investing and Lending:** Strong contributor to both returns and book value growth over the last five years.

---

[1] 2015 EPS excludes the RMBS Working Group Settlement of $3.37bn ($2.99bn after-tax), which reduced diluted earnings per common share by $6.53 in 2015 (our reported EPS for 2015 was $12.14). For a reconciliation of this non-GAAP figure with the corresponding GAAP figure, please see *Annex A*.

[2] 2015YE Basel III Common Equity Tier 1 Ratio computed on a fully phased-in basis under the advanced approach compared with an estimate computed under Basel International Standards at the beginning of 2012.

[3] Includes Common Stock and RSUs for which no future service is required as a condition to the delivery of the underlying Common Stock.

Compensation Expense Management

- Given the firm is a human capital-intensive business, compensation and benefits represents our largest expense item. We have been committed to managing this expense diligently over time to protect returns for our shareholders, while still focusing on the recruiting and retention of our people, our greatest asset.
- Key expense management initiatives include growing our offices in high value and strategic locations, investing in technology and increasing the relative proportion of our junior staff. At the same time, we continue to appropriately invest in our employees so that we can serve our clients, generate long-term value for our shareholders and contribute to the broader public.

>900
basis points
Decline in Average Compensation Ratio 2009-2015 vs 2000-2007


2015 vs 2012
11%
-2%
Total Headcount
Compensation & Benefits Expense

Compensation Highlights (see *Compensation Matters* beginning on page 33)

We provide highlights of our compensation program below. It is important that you review our CD&A and compensation-related tables for a complete understanding of our compensation program.

2015 Annual NEO Compensation Decisions

The following table summarizes our Compensation Committee's 2015 annual compensation decisions for our NEOs. The LTIP awards granted to our NEOs (discussed on pages 44-45) are not part of annual compensation and are not included in this table because no amounts are earned until the end of the relevant performance period.

Name and Principal Position	Salary/Fixed Allowance	Annual Variable Compensation			Total
		Cash	RSUs	PSUs	
Lloyd C. Blankfein Chairman and CEO	$2.0	$6.3	$7.35	$7.35	$23.0
Gary D. Cohn President and COO	$1.85	$5.75	$6.7	$6.7	$21.0
Harvey M. Schwartz Executive Vice President and CFO	$1.85	$5.75	$6.7	$6.7	$21.0
Michael S. Sherwood Vice Chairman	$1.85/$11.15*	—	$8.0	—	$21.0
Mark Schwartz Vice Chairman	$1.85	$4.85	$11.31	—	$18.0

Note: Dollar amounts shown in millions.

* For 2015, Mr. Sherwood, who is based in the U.K., received a cash salary of $1.85 million and a fixed allowance of $11.15 million, payable partially in cash and partially in equity-based awards. This fixed allowance was provided as a result of applicable U.K. regulatory guidance. See page 42 for more details.

Compensation Committee Rationale for 2015 NEO Compensation Amounts

Our Committee determined that **each NEO's total annual 2015 compensation should be reduced by approximately 4-5%** compared to 2014.

- The Committee made its determinations in the context of our Compensation Principles, which encompass a pay for performance philosophy (see page 39 for more detail).
- In making its determination, key factors considered by the Committee included our:
  » Financial results, which, while solid (both on an absolute and relative basis), reflected the challenges of a mixed operating environment resulting from macroeconomic uncertainty, market volatility and increased costs related to expanded regulatory requirements;
  » Leading position in both equity and M&A league tables and improved positioning in debt underwriting league tables;
  » Achievements in our investment management business, including record annual net revenues and record assets under supervision;
  » Strong year-over-year improvement in our Equities business, which largely offset the year-over-year decline in FICC;
  » Emphasis on key operating parameters and management of our balance sheet, operating and capital efficiency, liquidity and overall risk profile; and
  » Leading global brand and continued commitment to high quality client service.
- Each NEO's individual performance, including his focus on risk management and the firm's safety and soundness, was also taken into account.
- The Committee also discussed the RMBS Working Group Settlement and related historical considerations as part of this process.

Key Elements of 2015 Executive Compensation Program

■ **Continued Emphasis on Shareholder Engagement with 97% Say on Pay Support at 2015 Annual Meeting.** Our Compensation Committee believes this vote indicates support for our program, including the enhancements made in the prior year (see box at right).

■ **Policies and Practices that Require Significant and Long-Term Ownership of our Common Stock and a Continual Focus on our Long-Term Performance.**

» 70% or more of 2015 annual variable compensation was awarded to each of our NEOs in equity-based awards.

» Shares underlying RSUs are "Shares at Risk":

– Shares generally are delivered over a three-year period following the RSU grant.

– Five-year transfer restrictions (from RSU grant date) apply to all or substantially all Shares at Risk that are delivered to NEOs after applicable tax withholding.

Prior Year Enhancements	
✓	Introduced PSUs for CEO, COO and CFO
✓	Formalized clawback policy
✓	Expanded Sarbanes-Oxley Clawback to all Senior Executives (our CEO, COO, CFO and Vice Chairmen)
✓	Adopted Stock Ownership Guidelines
✓	Reduced Compensation Committee discretion in LTIP awards
✓	Established expectation of eight-year performance period for LTIP awards

» Shares at Risk remain subject to our Stock Ownership Guidelines, as well as contractual retention requirements, even after transfer restrictions no longer apply.

» Clawback provisions can result in forfeiture or recapture of equity-based awards and underlying Shares at Risk.

» Executive officers are prohibited from hedging any shares, and are further prohibited from pledging equity-based awards and any shares of Common Stock subject to transfer restrictions.

– None of our executive officers has shares of Common Stock subject to a pledge.

■ **PSUs Tied to Specific Pre-Established Performance Metrics Awarded to CEO, COO and CFO.** These PSUs represent one-half of annual equity-based variable compensation for these executives and will be earned and settled in cash based on the firm's average "ROE" over 2016-2018 (see page 43 for additional information).

» Our Compensation Committee determined to award PSUs specifically to our CEO, COO and CFO because they have ultimate responsibility for firmwide performance and are uniquely positioned to drive our strategic plan.

■ **Longer-Term Alignment through LTIP Awards.**

» LTIP awards have an expected eight-year performance period (except in limited circumstances). Payout thresholds are therefore more aspirational than those used for our PSU awards.

» Payout is based on average "ROE" and average change in BVPS over the performance period (see pages 44-45 for additional information). These metrics continue to be important risk-based indicators of our operating performance and our ability to generate shareholder value.

» In January 2016, we granted LTIP awards to each of our NEOs with initial notional values as follows: $7.0 million (Mr. Blankfein); $6.7 million (Messrs. Cohn, Harvey Schwartz and Sherwood); and $4.0 million (Mr. Mark Schwartz). The structure, terms and metrics of these LTIP awards are consistent with prior LTIP awards.

■ **Priority on Risk Management and Sound Compensation Practices.** Our Compensation Committee considers our firm's safety and soundness in making all executive compensation determinations. Together with our Risk Committee, the Compensation Committee meets annually with our CRO to discuss his risk-related assessment of our compensation program. In order to help ensure that our compensation practices are sound, we have no guaranteed incentive payments or other severance or "golden parachute" payments for executive officers.

Corporate Governance Highlights (see *Corporate Governance* beginning on page 11)

Key Facts About our Board

We strive to maintain a well-rounded and diverse Board that balances both financial industry expertise and independence and the institutional knowledge of longer-tenured directors with the fresh perspectives brought by newer directors.

62% of Directors Joined in the Last 5 Years	**61** Average Age of Directors	**>100** Meetings of Lead Director and Chairs Outside of Board Meetings

14 Board Meetings in 2015	**42** Standing Committee Meetings in 2015
6 Executive Sessions of Independent Directors Chaired by our Lead Director in 2015	**8** Additional Executive Sessions of Non-Employee Directors Led by Committee Chairs in 2015

	Director Nominees	Independence of Nominees
Board	13	10 of 13
Audit	4	All
Compensation	5	All
Governance	10	All
Risk	6	5 of 6
Public Responsibilities	4	All

Diversity of Independent Directors Enhances Board Performance	
40% Diverse by race, gender or sexual orientation	**40%** Non-U.S. or dual citizens

Director Nominees

	Name/Age	Independent	Director Since	Occupation/Career Highlights	Committee Membership	Other U.S.-Listed Public Company Boards
	Lloyd Blankfein, 61 Chairman	No	April 2003	Chairman & CEO, The Goldman Sachs Group, Inc.	None	0
	Adebayo Ogunlesi, 62 Lead Director	Yes	October 2012	Chairman & Managing Partner, Global Infrastructure Partners	Governance (Chair) Ex-Officio Member all other Committees	2
	Michele Burns, 58	Yes	October 2011	Retired, Chairman & CEO, Mercer LLC; Retired, CFO of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.	Compensation Governance Risk (Chair)	4
	Gary Cohn, 55	No	June 2006	President & COO, The Goldman Sachs Group, Inc.	None	0
	Mark Flaherty, 56	Yes	December 2014	Retired, Vice Chairman, Wellington Management Company	Audit Governance Risk	0
	William George, 73	Yes	December 2002	Senior Fellow, Harvard Business School	Compensation Governance Public Responsibilities (Chair)	0
	James Johnson, 72	Yes	May 1999	Chairman, Johnson Capital Partners	Compensation (Chair) Governance Public Responsibilities	0
	Lakshmi Mittal, 65	Yes	June 2008	Chairman & CEO, ArcelorMittal S.A.	Compensation Governance Public Responsibilities	1
	Peter Oppenheimer, 53	Yes	March 2014	Retired, Senior Vice President and CFO, Apple, Inc.	Audit (Chair) Governance Risk	0
	Debora Spar, 52	Yes	June 2011	President, Barnard College	Compensation Governance Public Responsibilities	0
	Mark Tucker, 58	Yes	November 2012	Executive Director, Group Chief Executive & President, AIA Group Limited	Audit Governance Risk	0
	David Viniar, 60	No	January 2013	Retired, CFO, The Goldman Sachs Group, Inc.	Risk	1
	Mark Winkelman, 69	Yes	December 2014	Private investor	Audit Governance Risk	0

Foundation in Sound Governance Practices and Shareholder Engagement

■ **New in 2015:** After engagement with shareholders, proactive **adoption of a proxy access right** for shareholders. In addition, shareholders are welcome to continue to **recommend director candidates** for consideration by our Governance Committee

■ **Previously Enhanced:** Comprehensive process for **Board refreshment**, including a focus on diversity, as well as focus on succession for Board leadership positions

■ **Previously Enhanced:** Annual **Board and Committee evaluations**, which incorporate feedback on **individual director performance**

■ Candid, **one-on-one discussions** between the Lead Director and each non-employee director supplementing formal evaluations

■ Focus of our independent directors on **executive succession planning**

■ **Independent Lead Director** with expansive duties

■ Frequent **executive sessions** of independent directors

■ **CEO evaluation process** conducted by our Lead Director with our Governance Committee

■ **Active, year-round shareholder engagement process**, whereby we, including our Lead Director, meet and speak with our shareholders and other key constituents

■ Board committee oversight of **environmental, social and governance (ESG) matters**, including online ESG Report and 2015 Environmental Policy Framework

■ Directors may **contact any employee** of our firm directly, and the Board and its committees **may engage independent advisors** at their sole discretion

■ **Annual elections** of directors (i.e., no staggered board)

■ **Majority voting with resignation policy** for directors in uncontested elections

■ Shareholders holding at least 25% of our outstanding shares of Common Stock can **call a special meeting**

■ **No supermajority vote requirements** in our charter or by-laws

■ **Director share ownership requirement** of 5,000 shares or RSUs, with a transition period for new directors

   » Directors may not hedge shares of Common Stock; none of our directors has shares of Common Stock subject to a pledge

   » All RSUs granted as director compensation must be held for the director's entire tenure on our Board. Directors are not permitted to hedge, pledge or transfer these RSUs

Spotlight on Environmental Stewardship

In 2015 we announced updates to our Environmental Policy Framework, which highlights our commitment to addressing critical environmental issues. Since establishing the framework in 2005, we have continued to build upon our commitment to leverage our people, capital and ideas to deploy innovative approaches that facilitate environmental progress. The updated framework includes expanded targets and key initiatives, including raising our clean energy target to $150 billion in financings and investments by 2025, building on the existing target of $40 billion that we are close to achieving. We will also seek to source 100% renewable power for our global electricity needs by 2020. For more information please visit www.gs.com/environmental-stewardship.

Commitment to Active Engagement with Our Shareholders

Across our shareholder base there is a wide variety of viewpoints about matters affecting our firm. We, including our Lead Director, meet and speak frequently with our shareholders and other constituents throughout the year.

Lead Director Engagement

■ Met with 33 shareholders since assuming the role of Lead Director

  » Represents ~37% of Common Stock outstanding

  » Diversified across size, investment style and geography

Firm Engagement

■ Frequent, year-round engagement with shareholders on a broad range of topics

■ Over 100 meetings in 2015 focused on corporate governance

■ Annual Meeting outreach to Top 150 shareholders representing more than 55% of Common Stock outstanding

Shareholders communicate views on key governance topics – in 2015 these included:

■ Board composition, skills and Lead Director responsibilities

■ Board oversight of firm strategy

■ Our compensation program

■ Impact of regulation on our firm and our industry

■ Proxy access

■ Approach to ESG matters broadly

Board of Directors

Corporate Governance

Item 1. Election of Directors

> **Proposal Snapshot — Item 1. Election of Directors**
>
> **What is being voted on.** Election to our Board of 13 director nominees.
>
> **Board recommendation.** After a review of the individual qualifications and experience of each of our director nominees and his or her contributions to our Board, our Board determined unanimously to recommend that shareholders vote FOR all of our director nominees.

Our Directors

Board of Directors' Qualifications and Experience

Our 13 director nominees have a great diversity of experience and bring to our Board a wide variety of skills, qualifications and viewpoints that strengthen their ability to carry out their oversight role on behalf of shareholders.

Core Qualifications and Experiences	Diversity of Skills and Experiences
✓ Integrity, business judgment and commitment ✓ Demonstrated management ability ✓ Extensive experience in the public, private or not- for-profit sectors ✓ Leadership and expertise in their respective fields ✓ Financial literacy ✓ Involvement in educational, charitable and community organizations ✓ Strategic thinking ✓ Reputational focus	+ Financial services, including investment management + Complex & regulated industries + Risk management + Corporate governance + Global experience + Technology + Accounting & preparation of financial statements + Compliance + Operations + Established & growth markets + Credit evaluation + Environmental, social & governance + Human capital management + Academia + Business ethics + Government, public policy & regulatory affairs

Given the nature of our business, our Governance Committee continues to believe that directors with current and prior financial industry experience, among other skills, are critical to our Board's effectiveness. We take very seriously, however, any actual or perceived conflicts of interest that may arise, and have taken various steps to address this.

For example, in addition to our policies on director independence and related person transactions, we maintain a policy with respect to outside director involvement with financial firms, such as private equity firms or hedge funds. Under this policy, in determining whether to approve any current or proposed affiliation of a non-employee director with a financial firm, our Board will consider, among other things, the legal, reputational, operational and business issues presented, and the nature, feasibility and scope of any restrictions, procedures or other steps that would be necessary or appropriate to ameliorate any perceived or potential future conflicts or other issues.

Diversity is an important factor in our consideration of potential and incumbent directors

Our Governance Committee considers a number of demographics including race, gender, ethnicity, sexual orientation, culture and nationality, seeking to develop a board that, as a whole, reflects diverse viewpoints, backgrounds, skills, experiences and expertise.

- Among the factors the Governance Committee considers in identifying and evaluating a potential director candidate is the extent to which the candidate would add to the diversity of our Board. The Committee considers the same factors in determining whether to re-nominate an incumbent director.
- Diversity is also considered as part of the annual Board evaluation.

Director Tenure

Our directors have an average tenure of approximately 6.5 years and a median tenure of approximately 4.5 years. This balances the institutional knowledge of our longer-tenured directors with the fresh perspectives brought by our newer directors.


10+ years
3 directors
0-3 years
3 directors
6-10 years
2 directors
3-5 years
5 directors
8
New directors since 2011

Comprehensive Re-Nomination Process

We appreciate the importance of critically evaluating individual directors and their contributions to our Board in connection with re-nomination decisions.

In considering whether to recommend re-nomination of a director for election at our Annual Meeting, the Governance Committee conducts a detailed review, considering factors such as:

- The extent to which the director's **skills, qualifications and experience** continue to contribute to the success of our Board;
- **Feedback from the annual board evaluation and individual discussions** between each non-employee director and our Lead Director;
- **Attendance** and **participation** at, and **preparation** for, Board and Committee meetings;
- **Independence**;
- **Shareholder feedback,** including the strong support received by director nominees elected at our 2015 Annual Meeting of Shareholders;
- **Outside board and other affiliations,** including any actual or perceived conflicts of interest; and
- The extent to which the director continues to contribute to the **diversity** of our Board.

Each of our director nominees has been recommended for election by our Governance Committee and approved and re-nominated for election by our Board.

If elected by our shareholders, our director nominees, all of whom are currently members of our Board, will serve for a one-year term expiring at our 2017 Annual Meeting of Shareholders. Each director will hold office until his or her successor has been elected and qualified or until the director's earlier resignation or removal.

All of our directors must be elected by majority vote of our shareholders.

■ A director who fails to receive a majority of FOR votes will be required to tender his or her resignation to our Board.

■ Our Governance Committee will then assess whether there is a significant reason for the director to remain on our Board, and will make a recommendation to our Board regarding the resignation.

For detailed information on the vote required for the election of directors and the choices available for casting your vote, please see *Frequently Asked Questions*.

Biographical information about our director nominees follows. This information is current as of April 1, 2016 and has been confirmed by each of our director nominees for inclusion in our Proxy Statement. There are no family relationships between any of our directors or executive officers.



Lloyd C. Blankfein, 61
Chairman and CEO

Director Since: April 2003

Other U.S.-Listed Public Company Directorships

■ Current: None

■ Past 5 Years: None

Key Experience and Qualifications

■ **Committed and deeply engaged leader with strong communication skills:** Over 30 years of experience in various positions across our firm. Mr. Blankfein utilizes this firm-specific knowledge and experience in his role as Chairman and CEO to, among other things, lead the firm and its people, help protect and enhance our culture and articulate a vision of the firm's strategy. Mr. Blankfein also uses strong communication skills to guide Board discussions and keeps our Board apprised of significant developments in our business and industry

■ **Extensive market and industry knowledge:** Leverages extensive familiarity with all aspects of the firm's industry and business, including our risk management practices and strategy

■ **Face of our firm:** Drawing from extensive interaction with our clients, investors and other constituents, provides additional perspective to the Board

Career Highlights

■ Goldman Sachs

  » Chairman and Chief Executive Officer (June 2006 – Present)
  » President and Chief Operating Officer (January 2004 – June 2006)
  » Vice Chairman with management responsibility for FICC and Equities Divisions (April 2002 – January 2004)
  » Co-head of FICC (1997 – April 2002)
  » Head and/or Co-head of the Currency and Commodities Division (1994 – 1997)

Other Professional Experience and Community Involvement

■ Member, Dean's Advisory Board, Harvard Law School

■ Member, Board of Dean's Advisors, Harvard Business School

■ Member, Dean's Council, Harvard University

■ Member, Advisory Board, Tsinghua University School of Economics and Management

■ Member, Board of Overseers, Weill Cornell Medical College

■ Member, Board of Directors, Partnership for New York City



Adebayo O. Ogunlesi, 62

Lead Director

Director Since: October 2012

GS Committees

- Governance (Chair)
- Ex-officio member:
  - » Audit
  - » Compensation
  - » Public Responsibilities
  - » Risk

Other U.S.-Listed Public Company Directorships

- Current: Callaway Golf Company; Kosmos Energy Ltd.
- Past 5 Years: None



Key Experience and Qualifications

- **Strong leader, including leadership experience in the financial services industry:** Founder, Chairman and Managing Partner of Global Infrastructure Partners and a former executive of Credit Suisse with over 20 years of experience in the financial services industry, including investment banking and private equity
- **International business and global capital markets experience, including emerging markets:** Advised and executed transactions and provided capital markets strategy advice globally
- **Knowledge gained as former Chair of our Risk Committee:** Provides additional perspective on key risks facing our firm
- **Expertise regarding governance and compensation:** Service on the boards of directors and board committees of other public companies and not-for-profit entities, and in particular as Chair of the nominating and corporate governance committees at each of Callaway Golf and Kosmos Energy, provides additional governance perspective

Career Highlights

- Chairman and Managing Partner, Global Infrastructure Partners, a private equity firm that invests worldwide in infrastructure assets in the energy, transport, water and waste industry sectors (July 2006 – Present)
- Credit Suisse, a financial services company
  - » Executive Vice Chairman and Chief Client Officer (2004 – 2006)
  - » Member of Executive Board and Management Committee (2002 – 2006)
  - » Head of Global Investment Banking Department (2002 – 2004)
  - » Head of Global Energy Group (1997 – 2002)

Other Professional Experience and Community Involvement

- Member, Board of Trustees, NewYork-Presbyterian Hospital
- Member, National Board of Directors, The NAACP Legal Defense and Educational Fund, Inc.
- Member, Board of Directors, Partnership for New York City Fund
- Member, Harvard University Global Advisory Council and Harvard Law School Leadership Council of New York
- Member, Board of Dean's Advisors, Harvard Business School
- Law Clerk to the Honorable Thurgood Marshall, Associate Justice of the United States Supreme Court (1980 – 1981)



M. Michele Burns, 58

Director Since: October 2011

GS Committees

- Risk (Chair)
- Compensation
- Governance

Other U.S.-Listed Public Company Directorships

- Current: Alexion Pharmaceuticals, Inc.; Anheuser-Busch InBev; Cisco Systems, Inc.; Etsy, Inc.
- Past 5 Years: Wal-Mart Stores, Inc.

Key Experience and Qualifications

- **Leadership, governance and risk expertise:** Leverages service on the boards of directors and board committees of other public companies and not-for-profit entities
- **Accounting and the review and preparation of financial statements:** Garnered expertise as former CFO of several global public companies
- **Human capital management and strategic consulting:** Background gained as former CEO of Mercer LLC
- **Knowledge gained as the former Chair of our Audit Committee:** Provides additional perspective on our Board's audit oversight responsibilities

Career Highlights

- Chief Executive Officer, Retirement Policy Center, sponsored by Marsh & McLennan Companies, Inc. (MMC); Retirement Policy Center focuses on retirement public policy issues (October 2011 – February 2014)
- Chairman and Chief Executive Officer, Mercer LLC, a subsidiary of MMC and a global leader in human resource consulting, outsourcing and investment services (September 2006 – early October 2011)
- Chief Financial Officer, MMC, a global professional services and consulting firm (March 2006 – September 2006)
- Chief Financial Officer, Chief Restructuring Officer and Executive Vice President, Mirant Corporation, an energy company (May 2004 – January 2006)
- Executive Vice President and Chief Financial Officer, Delta Air Lines, Inc., an air carrier (including various other positions, 1999 – April 2004)
- Senior Partner and Leader, Southern Regional Federal Tax Practice, Arthur Andersen LLP, an accounting firm (including various other positions, 1981 – 1999)

Other Professional Experience and Community Involvement

- Center Fellow and Strategic Advisor, Stanford University Center on Longevity
- Board member and Treasurer, Elton John AIDS Foundation



Gary D. Cohn, 55
President and COO

Director Since: June 2006

Other U.S.-Listed Public Company Directorships

- Current: None
- Past 5 Years: None

Key Experience and Qualifications

- **Broad experience across our firm:** More than a 20-year career at Goldman Sachs in New York and London with extensive experience across different markets. Mr. Cohn utilizes this experience to, among other things, enhance the Board's oversight of our firm's strategy and business priorities
- **Insight into the firm's various business lines and day-to-day operations:** Serves as our President and Chief Operating Officer helping to execute our firm's strategy and client engagement
- **Chair of our Firmwide Client and Business Standards Committee:** Focus on our client relationships, business standards and reputational risk management (including oversight of the Firmwide Reputational Risk Committee), which assists our Public Responsibilities Committee in its oversight responsibilities

Career Highlights

- Goldman Sachs
  - » President and Chief Operating Officer (or Co-Chief Operating Officer) (June 2006 – Present)
  - » Co-Head of global Securities businesses (December 2003 – June 2006)
  - » Co-Head of FICC (September 2002 – December 2003)
  - » Co-Chief Operating Officer of FICC, Head of Commodities and other FICC businesses (variously, 1999 – 2002)
  - » Head of Commodities (1996 – 1999)

Other Professional Experience and Community Involvement

- Trustee, American University
- Trustee, NYU Langone Medical Center
- Chairman, Advisory Board, NYU Hospital for Joint Diseases

Mark Flaherty, 56

Director Since: December 2014

GS Committees

- Audit
- Governance
- Risk

Other U.S.-Listed Public Company Directorships

- Current: None
- Past 5 Years: None

Key Experience and Qualifications

- **Investment management:** Leverages over 20 years of experience in the investment management industry, including at Wellington Management Company
- Background at Wellington and Standish, Ayer and Wood provides **perspective on institutional investors' approach to company performance and corporate governance**
- **Corporate governance and leadership:** Service on the boards of trustees and board committees of not-for-profit entities assists in Governance Committee responsibilities

Career Highlights

- Wellington Management Company, an investment management company
  - » Vice Chairman (2011 – 2012)
  - » Director of Global Investment Services (2002 – 2012)
  - » Partner, Senior Vice President (2001 – 2012)
- Standish, Ayer and Wood, an investment management company
  - » Executive Committee Member (1997 – 1999)
  - » Partner (1994 – 1999)
  - » Director, Global Equity Trading, (1991 – 1999)
- Director, Global Equity Trading, Aetna, a diversified healthcare benefit company (1987 – 1991)

Other Professional Experience and Community Involvement

- Member, Board of Trustees, Providence College
- Member, Board of Trustees, The Newman School



William W. George, 73

Director Since: December 2002

GS Committees

- Public Responsibilities (Chair)
- Compensation
- Governance

Other U.S.-Listed Public Company Directorships

- Current: None
- Past 5 Years:
Exxon Mobil Corporation

Key Experience and Qualifications

- **Focus on reputation and environmental, social and governance matters:** Utilizes current and prior service on the boards of directors and board committees of several other public companies and not-for-profit entities, particularly as Chair of our Public Responsibilities Committee
- **Leadership:** Served as Chief Executive Officer and Chairman of Medtronic, Inc. and as a senior executive at Honeywell International Inc.
- **Organizational behavior and management:** A senior fellow and former professor of leadership and management practice at Harvard Business School and an author of several books on leadership, which provide academic expertise in business management and corporate governance

Career Highlights

- Harvard Business School
    » Senior Fellow (July 2014 – present)
    » Professor of Management Practice (January 2004 – July 2014)
- Medtronic, Inc., a medical technology company
    » Chairman (April 1996 – April 2002)
    » Chief Executive Officer (May 1991 – May 2001)
    » President and Chief Operating Officer (1989 – 1991)
- Executive Vice President, Honeywell International Inc., a diversified technology and manufacturing company (1978 – 1989)

Other Professional Experience and Community Involvement

- Board member, World Economic Forum USA
- Trustee, Mayo Clinic
- Member, National Academy of Engineering



James A. Johnson, 72

Director Since: May 1999

GS Committees

- Compensation (Chair)
- Governance
- Public Responsibilities

Other U.S.-Listed Public Company Directorships

- Current: None
- Past 5 Years:
Forestar Group, Inc.;
Target Corporation

Key Experience and Qualifications

- **Financial services, including investment management industry:** Leverages professional experience in financial services
- **Government affairs and the regulatory process:** Experience developed through, among other things, his tenure at Fannie Mae and his work with Vice President Walter F. Mondale
- **Leadership, compensation and governance:** Current and prior service on the boards of directors of public companies and not-for-profit entities, including in lead director and committee chair roles, provides additional perspective

Career Highlights

- Chairman, Johnson Capital Partners, a private consulting company (Present)
- Vice Chairman, Perseus L.L.C., a merchant banking and private equity firm (April 2001 – June 2012)
- Fannie Mae
    » Chairman of the Executive Committee (1999)
    » Chairman and Chief Executive Officer (February 1991 – 1998)
    » Vice Chairman (1990 – February 1991)

Other Professional Experience and Community Involvement

- Chairman Emeritus, John F. Kennedy Center for the Performing Arts
- Member, Council on Foreign Relations
- Member, American Academy of Arts and Sciences
- Member and Treasurer, American Friends of Bilderberg
- Chairman Emeritus and Executive Committee Member, The Brookings Institution
- Council Member, Smithsonian Museum of African American History and Culture
- Chair, Advisory Council, Stanford University Center on Longevity



Lakshmi N. Mittal, 65

Director Since: June 2008

GS Committees

- Compensation
- Governance
- Public Responsibilities

Other U.S.-Listed Public Company Directorships

- Current: ArcelorMittal S.A.
- Past 5 Years: None

Key Experience and Qualifications

- **Leadership, business development and operations:** Founder of Mittal Steel Company and Chairman and Chief Executive Officer of ArcelorMittal S.A., the world's leading integrated steel and mining company
- **International business and growth markets:** Leading company with operations in over 20 countries on four continents provides global business expertise
- **Corporate governance and international governance:** Current and prior service on the boards of directors of other international public companies and not-for-profit entities assists in Governance Committee responsibilities

Career Highlights

- ArcelorMittal S.A., a steel and mining company
  - » Chairman and Chief Executive Officer (May 2008 – Present)
  - » President and Chief Executive Officer (November 2006 – May 2008)
- Chief Executive Officer, Mittal Steel Company N.V. (1976 – November 2006)

Other Professional Experience and Community Involvement

- Member, International Business Council of the World Economic Forum
- Board of Trustees, Cleveland Clinic
- Member, Executive Committee, World Steel Association
- Member, Executive Board, Indian School of Business

Peter Oppenheimer, 53

Director Since: March 2014

GS Committees

- Audit (Chair)
- Governance
- Risk

Other U.S.-Listed Public Company Directorships

- Current: None
- Past 5 Years: None

Key Experience and Qualifications

- **Capital and risk management:** Garnered experience as CFO and Controller at Apple and Divisional CFO at ADP
- **Review and preparation of financial statements:** Over 20 years as a CFO or controller provides valuable experience and perspective as Audit Committee Chair
- **Oversight of technology and technology risks:** Leverages prior experience in overseeing information systems at Apple
- **Corporate governance and leadership:** Current and prior service on the boards of directors of not-for profit entities provides additional perspective on governance

Career Highlights

- Apple, Inc., a designer and manufacturer of electronic devices and related software and services
  - » Senior Vice President (retired September 2014)
  - » Senior Vice President and Chief Financial Officer (2004 – June 2014)
  - » Senior Vice President and Corporate Controller (2002 – 2004)
  - » Vice President and Corporate Controller (1998 – 2002)
  - » Vice President and Controller, Worldwide Sales (1997 – 1998)
  - » Senior Director, Finance and Controller, Americas (1996 – 1997)
- Divisional Chief Financial Officer, Finance, MIS, Administration, and Equipment Leasing Portfolio at Automatic Data Processing, Inc. (ADP), a leading provider of human capital management and integrated computing solutions (1992 – 1996)
- Consultant, Information Technology Practice at Coopers & Lybrand, LLP (1988 – 1992)

Other Professional Experience and Community Involvement

- Vice Chairman, Foundation Board of Directors, California Polytechnic State University Foundation



Debora L. Spar, 52

Director Since: June 2011

GS Committees

- Compensation
- Governance
- Public Responsibilities

Other U.S.-Listed Public Company Directorships

- Current: None
- Past 5 Years: None

Key Experience and Qualifications

- **Government and public policy, including the international political economy and growth markets:** Experience as former professor at Harvard Business School provides perspective to our Public Responsibilities Committee
- **Leadership and institutional management:** President of Barnard College and an author of numerous books provides additional viewpoints
- **Human capital management:** Strategically positioned to advise our Board and its Committees on matters relating to our people, including with respect to diversity and recruiting and retention efforts

Career Highlights

- President, Barnard College (July 2008 – Present)
- Harvard Business School (1991 – 2008), various positions, including:
  - » Spangler Family Professor of Business Administration
  - » Senior Associate Dean; Director, Division of Research and Faculty Development
  - » Professor of Business, Government and Competition; Chair, Business, Government and the International Economy Unit

Other Professional Experience and Community Involvement

- Member, Board of Directors, Markle Foundation
- Member, Board of Directors, The Wallace Foundation
- Member, American Academy of Arts & Sciences
- Member, Council on Foreign Relations



Mark E. Tucker, 58

Director Since: November 2012

GS Committees

- Audit
- Governance
- Risk

Other U.S.-Listed Public Company Directorships

- Current: None
- Past 5 Years: None

Key Experience and Qualifications

- **Financial services industry, including insurance, international business and global capital markets, particularly the Asia-Pacific region:** Garnered through executive positions at AIA Group, Prudential plc and HBOS plc
- **Government and regulatory affairs, particularly regarding the financial system:** Leverages prior experience as a non-executive director on The Court of The Bank of England and member of its Audit and Risk and Financial Stability Committees
- **Risk management:** Experience in insurance and financial services industries, including prior service on The Court of The Bank of England, provides perspective to our Risk Committee

Career Highlights

- AIA Group Limited (AIA Group), a life insurance group in the Asia Pacific region

  - » Executive Director, Group Chief Executive and President, AIA Group (January 2011 – Present)
  - » Chairman (February 2011 – Present) and Chief Executive Officer (August 2013 – Present), AIA Company Limited
  - » Chairman (February 2011 – Present) and Chief Executive Officer (August 2013 – Present), AIA International Limited
  - » Group Executive Chairman and Group Chief Executive Officer, AIA Group (October 2010 – December 2010)
- Group Chief Executive and Executive Director, Prudential plc, an international financial services group (2005 – 2009, and various other positions 1986 – 2003)
- Group Finance Director, HBOS plc, a banking and insurance company in the United Kingdom (2004 – 2005)

Other Professional Experience and Community Involvement

- Former Non-Executive Director, The Court of The Bank of England
- Former Director, Edinburgh International Festival



David A. Viniar, 60

Director Since: January 2013

GS Committees

■ Risk

Other U.S.-Listed Public Company Directorships

■ Current: Square, Inc.

■ Past 5 Years: None

Key Experience and Qualifications

■ **Financial industry, in particular risk management and regulatory affairs:** Over 30 years of experience in various roles at Goldman Sachs, as well as service as chair of the audit and risk committee of Square, Inc., provides valuable perspective to our Board

■ **Unique insight into our firm's financial reporting, controls and risk management:** As our former CFO, able to provide unique insight about our risks to our Risk Committee

■ **Capital management processes and assessments:** Experience gained through serving as the Goldman Sachs CFO for over 10 years

Career Highlights

■ Goldman Sachs

» Executive Vice President and Chief Financial Officer (May 1999 – January 2013)
» Head of Operations, Technology, Finance and Services Division (December 2002 – January 2013)
» Head of the Finance Division and Co-head of Credit Risk Management and Advisory and Firmwide Risk (December 2001 – December 2002)
» Co-head of Operations, Finance and Resources (March 1999 – December 2001)

Other Professional Experience and Community Involvement

■ Former Trustee, Union College

Mark O. Winkelman, 69

Director Since: December 2014

GS Committees

■ Audit

■ Governance

■ Risk

Other U.S.-Listed Public Company Directorships

■ Current: None

■ Past 5 Years: Anheuser-Busch InBev

Key Experience and Qualifications

■ **Audit and financial expertise, corporate governance and leadership:** Leverages prior service on the board of directors and the audit and finance committees of Anheuser-Busch InBev and service on the boards of directors and audit, finance and other committees of not-for-profit entities

■ **Financial services industry:** Experience gained through his role as operating partner at J.C. Flowers and through other industry experience

■ **Knowledge about our firm, including our fixed income business, and an understanding of the risks we face:** Utilizes his previous tenure at Goldman Sachs

Career Highlights

■ Private investor (Present)

■ Operating Partner, J.C. Flowers & Co., a private investment firm focusing on the financial services industry (2006 – 2008)

■ Goldman Sachs

» Retired Limited Partner (1994 – 1999)
» Management Committee Member and Co-Head of Fixed Income Division (1987 – 1994)
» Various positions at the firm, including Head of J. Aron Division (1978 – 1987)

■ Senior Investment Officer, The World Bank (1974 – 1978)

Other Professional Experience and Community Involvement

■ Trustee, University of Pennsylvania

■ Chairman of the Board, Penn Medicine

Independence of Directors

10 of our 13 director nominees are independent

A director is considered independent under NYSE rules if our Board determines that the director does not have any direct or indirect material relationship with Goldman Sachs. Our Board has established a Policy Regarding Director Independence (Director Independence Policy) that provides standards to assist our Board in determining which relationships and transactions might constitute a material relationship that would cause a director not to be independent.

Our Board determined, upon the recommendation of our Governance Committee, that Ms. Burns, Mr. Flaherty, Mr. George, Mr. Johnson, Mr. Mittal, Mr. Ogunlesi, Mr. Oppenheimer, Dr. Spar, Mr. Tucker and Mr. Winkelman are "independent" within the meaning of NYSE rules and our Director Independence Policy. Prior to his retirement from our Board in 2015, Claes Dahlbäck also was determined to be independent. Furthermore, our Board has determined that all of our independent directors satisfy the heightened audit committee independence standards under SEC and NYSE rules, and Compensation Committee members also satisfy the relevant heightened standards under NYSE rules.

Process for Independence Assessment

To assess independence, our Governance Committee and our Board were provided with detailed information about any relationships between the independent directors (and their immediate family members and affiliated entities) on the one hand, and Goldman Sachs and its affiliates on the other. Specifically, our Governance Committee and our Board reviewed and considered the following categories of transactions, which our Board has determined are immaterial under our Director Independence Policy. For more detail on certain of these transactions, see *Certain Relationships and Related Transactions* as well as *Additional Details on Director Independence* in Annex B.

- **Ordinary course business transactions** between us and an entity where a director or immediate family member is or was during 2015:
  - » An executive officer or employee of a for-profit entity – George (a family member), Mittal (and a family member), Ogunlesi and Tucker;
  - » A non-executive board member or a similar position of a for-profit entity – Burns, George, Johnson, Mittal (and family members), Ogunlesi and Winkelman; and
  - » An executive officer, employee, trustee, board member or similar position of a not-for-profit organization – Burns, George (and family members), Johnson, Mittal (and family members), Ogunlesi (and a family member), Oppenheimer, Spar and Winkelman.

- **Charitable donations** made in the ordinary course (including pursuant to our matching gift program) by the firm, The Goldman Sachs Foundation or the donor advised funds under our GS Gives program to a not-for-profit organization where the director or immediate family member is an employee, trustee, board member or has a similar position – Burns, Flaherty, George (and a family member), Johnson, Mittal (and family members), Ogunlesi (and a family member), Oppenheimer, Spar and Winkelman

- **Client relationships** where the director or an immediate family member is our client (for example, brokerage, discretionary and other similar accounts) on substantially the same terms as similarly-situated clients – Burns (and a family member), George (and family members), Mittal (and family members), Ogunlesi (and family members), Spar (and a family member), Tucker and Winkelman (and family members)

- **Fund investments** by a director, on substantially the same terms as similarly-situated clients, in funds sponsored or managed by us – Burns, George, Mittal, Ogunlesi, Spar, Tucker and Winkelman

Structure of our Board and Governance Practices

Board of Directors Chairman and CEO: Lloyd Blankfein; Lead Director: Adebayo Ogunlesi				
Audit Committee All Independent	**Compensation Committee** All Independent	**Governance Committee** All Independent	**Public Responsibilities Committee** All Independent	**Risk Committee** 5 of 6 Independent

Our Board Committees

Our Board has five standing committees: Audit, Compensation, Governance, Public Responsibilities and Risk. Each of our committees:

- Operates pursuant to a written charter (available on our website at www.gs.com/charters)

- Evaluates its performance annually

- Reviews its charter annually

> **The firm's reputation is of critical importance. In fulfilling their duties and responsibilities, each of our standing committees and our Board consider the potential effect of any matter on our reputation.**

During 2014, our Lead Director initiated a review of our previous committee structure, under which all independent directors had been members of each of our standing committees. As a result of that review, effective for 2015, our Board determined to decrease the number of directors serving on each of our Audit, Risk and Compensation Committees as well as to convert our Public Responsibilities Subcommittee to our standing Public Responsibilities Committee.

As part of the 2015 evaluation of the Board and its committees, directors expressed their agreement that the new committee structure had enhanced Board and committee performance. In particular, the new structure has allowed our Board to better harness specific director skill sets and permitted directors to deepen their focus on committee matters, as well as to enable additional focus at full Board meetings on our strategy.

Audit		
All independent	**Key Skills & Experiences Represented**	**Key Responsibilities**
Peter Oppenheimer* Mark Flaherty Mark Tucker Mark Winkelman Adebayo Ogunlesi (ex-officio)	■ Audit/Tax/Accounting ■ Preparation or oversight of financial statements ■ Compliance	■ Assist our Board in its oversight of our financial statements, legal and regulatory compliance, independent auditors' qualification, independence and performance, internal audit function performance and internal controls over financial reporting ■ Decide whether to appoint, retain or terminate our independent auditors ■ Pre-approve all audit, audit-related, tax and other services, if any, to be provided by the independent auditors ■ Appoint and oversee the work of our Director of Internal Audit and annually assess her performance and administrative reporting line ■ Prepare the Audit Committee Report

*A majority of the members of our Audit Committee, including the Chair, have been determined to be "audit committee financial experts"

Compensation

All independent	Key Skills & Experiences Represented	Key Responsibilities
James Johnson Michele Burns William George Lakshmi Mittal Debora Spar Adebayo Ogunlesi (ex-officio)	■ Setting executive compensation ■ Evaluating executive and firmwide compensation programs ■ Human capital management, including diversity	■ Determine and approve the compensation of our CEO and other executive officers ■ Approve, or make recommendations to our Board for it to approve, our incentive, equity-based and other compensation plans ■ Assist our Board in its oversight of the development, implementation and effectiveness of our policies and strategies relating to our human capital management function, including: 　» recruiting; 　» retention; 　» career development and progression; 　» management succession (other than that within the purview of the Governance Committee); and 　» diversity and employment practices. ■ Prepare the Compensation Committee Report

Governance

All independent	Key Skills & Experiences Represented	Key Responsibilities
Adebayo Ogunlesi Michele Burns Mark Flaherty William George James Johnson Lakshmi Mittal Peter Oppenheimer Debora Spar Mark Tucker Mark Winkelman	■ Corporate governance ■ Talent development and succession planning ■ Current and prior public company board service	■ Recommend individuals to our Board for nomination, election or appointment as members of our Board and its committees ■ Oversee the evaluation of the performance of our Board and our CEO ■ Review, and concur with, the succession plans for our CEO and other members of senior management ■ Take a leadership role in shaping our corporate governance, including developing, recommending to the Board and reviewing on an ongoing basis the corporate governance principles and practices that apply to us ■ Review periodically the form and amount of non-employee director compensation and make recommendations to the Board with respect thereto

Public Responsibilities

All independent	Key Skills & Experiences Represented	Key Responsibilities
William George James Johnson Lakshmi Mittal Debora Spar Adebayo Ogunlesi (ex-officio)	■ Government and regulatory affairs ■ ESG ■ Philanthropy ■ Reputational risk	■ Assist our Board in its oversight of our reputation and our firm's relationships with major external constituencies ■ Oversee the development, implementation and effectiveness of our policies and strategies relating to citizenship, corporate engagement and relevant significant public policy issues

Risk		
Independent	**Key Skills & Experiences Represented**	**Key Responsibilities**
Michele Burns Mark Flaherty Peter Oppenheimer Mark Tucker Mark Winkelman Adebayo Ogunlesi (ex-officio) **Non-independent** David Viniar	■ Understanding of how risk is undertaken, mitigated and controlled in complex industries ■ Technology ■ Understanding of financial products ■ Risk expertise	■ Assist our Board in its oversight of our firm's overall risk-taking tolerance and management of financial and operational risks, including market, credit and liquidity risk ■ Review and discuss with management our firm's capital plan, regulatory capital ratios and internal capital adequacy assessment process and the effectiveness of our financial and operational risk management policies and controls

Board Leadership Structure

Annual Assessment of Board Leadership Structure

Our Board does not have a policy as to whether the roles of Chairman and CEO should be separate or combined. Our Governance Committee annually assesses these roles and deliberates the merits of the Board's leadership structure to ensure that the most efficient and appropriate structure is in place for our firm's needs, which may evolve over time. If at any time the Chairman is not an independent director, our independent directors will appoint an independent Lead Director.



Key Components of Annual Review				
Chairman-CEO and Lead Director Responsibilities	**Our Policies and Practices to Ensure Strong Independent Board Oversight**	**Shareholder Feedback and Voting Results Regarding Board Leadership**	**Firm Performance**	**Global Trends Regarding Leadership Structure**

Our Current Board Leadership Structure

As a result of its most recent board leadership review in December 2015, which included feedback from our shareholders, our Governance Committee determined that continuing to combine the roles of Chairman and CEO is the most effective leadership structure for our Board and our firm at this time. If at any time our Governance Committee concludes otherwise, it will not hesitate to appoint an independent Chairman.

Among other reasons:

- **Our Board leadership structure is enhanced by the independent leadership provided by our Lead Director and independent committee chairs, the independence of our Board and the governance policies and practices in place at our firm.** For example:

  » Our independent Lead Director has an expansive list of enumerated duties, including setting the Board agenda (working with the Chairman), and is focused on shareholder engagement

  » Our Chairman and CEO and our Lead Director meet and speak with each other regularly about our Board and our firm

  » Our independent committee chairs meet and speak regularly between meetings with each other and with members of our management as well as non-management employees

- **A combined Chairman-CEO structure provides our firm with a single leader who communicates the firm's business and strategy to our shareholders, clients, employees, regulators and the public**

  » This structure demonstrates clear accountability to our shareholders, clients and others

- **Our CEO has extensive knowledge of all aspects of our current business, operations and risks, which he brings to Board discussions as Chairman**

  » A combined Chairman-CEO can serve as a knowledgeable resource for our independent directors both at and between Board meetings

  » Combining the roles at our firm has been effective in promulgating a strong and effective leader of the firm, particularly in times of economic challenge and regulatory change affecting our industry

Key Pillars of the Lead Director Role

Sets and approves agenda for Board meetings and leads executive sessions

Focuses on Board effectiveness, composition and conducting evaluations

Serves as liaison between independent directors and Chairman/management

Acts as primary Board contact for corporate governance engagement and engages with regulators

Strong Governance Practices Ensure Independent Board Oversight

- 10 independent directors, one non-employee director
- Active, engaged and independent chairs of all standing committees
- Audit, Compensation, Governance and Public Responsibilities Committees 100% independent; Risk Committee five of six independent
- Regular executive sessions of independent directors chaired by our Lead Director (six in 2015); any independent director may call an executive session and suggest matters for discussion
- **All directors may suggest inclusion of additional subjects on Board and committee agendas**
- Annual evaluations of our Board and each committee led by our Lead Director and independent committee chairs
- Independent director participation and oversight of key governance process, such as CEO performance, succession planning and CEO compensation
- **All directors free to contact any employee of the firm directly**
- Our Board and each committee may engage independent advisors at their sole discretion

Key responsibilities of our Chairman-CEO

- Chairs Board meetings
- Chairs annual shareholder meeting
- Serves as the **public face** of our Board and our firm
- Works with Lead Director to set agenda for Board meetings (which the Lead Director approves) and reviews schedule for Board meetings
- Guides discussions at Board meetings and encourages directors to voice their views
- Serves as a resource for our Board
- **Communicates significant business developments and time-sensitive matters** to the Board
- Establishes the "tone-at-the-top" in coordination with the Board, and embodies these values for our firm
- Responsible for **managing the day-to-day business and affairs** of our firm
- Sets and leads the implementation of corporate policy and strategy
- Interacts regularly with our COO, CFO and other senior leadership of our firm
- Manages senior leadership of our firm
- Meets frequently with clients and shareholders, providing an opportunity to understand and respond to concerns and feedback; communicates feedback to our Board

Powers and duties of our Independent Lead Director

- Provides independent leadership
- **Sets agenda** for Board meetings, working with our Chairman (including adding items to and approving the agenda), and approves the related materials; approves the schedule for Board and committee meetings; sets agenda and approves materials for Governance Committee meetings; approves agenda for other committee meetings (along with our other independent committee chairs, who also approve the materials for these meetings)
- Engages with our other independent directors to **identify matters for discussion at executive sessions** of independent directors
- Presides at executive sessions of independent directors
- Advises our Chairman of any decisions reached and suggestions made at the executive sessions, as appropriate
- Calls meetings of the independent directors
- Presides at any Board meeting at which the Chairman is not present
- **Facilitates communication between the independent directors and our Chairman**, including by presenting our Chairman's views, concerns and issues to the independent directors and raising to our Chairman, as appropriate, views, concerns and issues of the independent directors
- Engages with our Chairman between Board meetings and assists with informing or engaging non-employee directors, as appropriate
- Engages with each non-employee director separately regarding the performance and functioning of the collective Board, individual director performance and other matters as appropriate
- Oversees our Board's governance processes, including Board evaluations, succession planning and other governance-related matters
- **Leads the annual CEO evaluation**
- Meets directly with management and non-management employees of our firm
- Consults and directly communicates with shareholders and other key constituents, as appropriate

Year-Round Review of Board Composition

Our Governance Committee seeks to build and maintain an effective, well-rounded, financially literate and diverse Board that operates in an atmosphere of candor and collaboration.

Board Process for Identification and Review of Director Candidates to Join our Board


Independent Directors
Shareholders
Independent Search Firms
Our People
Candidate Pool
In-Depth review
Screen qualifications
Consider diversity
Review independence and potential conflicts
Meet with directors
Consider Skills Matrix
Recommend Selected Candidates for Appointment to our Board
Results
8
New Directors Since 2011

Identifying and recommending individuals for nomination, election or re-election to our Board is a principal responsibility of our Governance Committee. The Committee carries out this function through an ongoing, year-round process, which includes the Committee's annual evaluation of our Board and individual director evaluations. Each director and director candidate is evaluated by the Governance Committee based on his or her individual merits, taking into account our firm's needs and the composition of our Board.

To assist in this evaluation, the Committee utilizes as a discussion tool a matrix of certain skills and experiences that would be beneficial to have represented on our Board and on our Committees at any particular point in time.

In particular, the Committee has enhanced its focus on what skills are beneficial for service in key Board positions, such as Lead Director and Committee Chairs, and conducts a succession planning process for those positions.

In identifying and recommending director candidates, the Governance Committee places primary emphasis on the criteria set forth in our Corporate Governance Guidelines, including:

- Judgment, character, expertise, skills and knowledge useful to the oversight of our business;
- Diversity of viewpoints, backgrounds, experiences and other demographics;
- Business or other relevant experience; and
- The extent to which the interplay of the candidate's expertise, skills, knowledge and experience with that of other members of our Board will build a strong and effective Board that is collegial and responsive to the needs of our firm.

Our Governance Committee welcomes candidates recommended by shareholders and will consider these candidates in the same manner as other candidates. Shareholders wishing to submit potential director candidates for consideration by our Governance Committee should follow the instructions in *Frequently Asked Questions*.

Director Orientation

Director education about our firm and our industry is an on-going process, which begins when a director joins our Board.

Upon joining our Board, new directors are provided with a comprehensive orientation about our firm, including our business, strategy and governance. For example, new directors typically meet with senior leaders covering each of our divisions and regions. New directors will also undergo in-depth training on the work of each of the Board committees, such as an Audit and Risk Committee orientation session with our CFO, Controller, Treasurer and CRO, as well as a session with the Director of Internal Audit. Additional training is also provided when a director assumes a leadership role, such as becoming a committee chair.

Board and Committee Evaluations

We recognize the critical role that Board and committee evaluations play in ensuring the effective functioning of our Board. It is important to take stock of Board, committee and director performance and to solicit and act upon feedback received from each member of our Board. To this end, under the leadership of our Lead Director, our Governance Committee is responsible for evaluating the performance of our Board annually, and each of our Board's committees also annually conducts a self-evaluation.



2015 Evaluations – A Multi-Step Process

The Governance Committee periodically reviews the format of the Board and Committee evaluation process to ensure that actionable feedback is solicited on the operation of the Board and director performance.

Questionnaire
Evaluation questionnaire provides director feedback on an unattributed basis

One-on-One Discussions
Candid, one-on-one discussions between the Lead Director and each non-employee director to solicit additional feedback and provide individual feedback

Closed Session
Closed session discussion of Board and committee evaluations led by our Lead Director and independent Committee Chairs

Board Summary
Summary of Board and committee evaluation results provided to full Board

Feedback Incorporated
Policies and practices updated as appropriate as a result of director feedback

Topics considered during the Board and Committee evaluations include:

Director Performance	Board and Committee Operations	Board Performance	Committee Performance
■ Individual director performance ■ Lead Director (in that role) ■ Each Committee Chair (in that role)	■ Board and committee membership, including director skills, background, expertise and diversity ■ Committee structure, including whether the change to committee structure has enhanced Board and committee performance ■ Access to firm personnel ■ Conduct of meetings, including time allocated for, and encouragement of, candid dialogue	■ Key areas of focus for the Board ■ Consideration of reputation ■ Strategy oversight ■ Consideration of shareholder value ■ Shareholder feedback ■ Capital planning	■ Performance of committee duties under committee charters ■ Consideration of reputation ■ Effectiveness of outside advisers ■ Identification of topics that should receive more attention and discussion

Board Oversight of our Firm

Key Areas of Board Oversight

Our Board is responsible for, and committed to, the oversight of the business and affairs of our firm. In carrying out this responsibility, our Board advises our senior management to help drive success for our clients and long-term value creation for our shareholders. Our Board discusses and receives regular updates on a wide variety of matters affecting our firm.



Financial Reporting
Strategy
Risk Management
CEO Performance
Executive Succession Planning
Consideration of our reputation is central to Board and Committee oversight

Strategy	■ Our Board takes an active role in overseeing management's formulation and implementation of the firm's strategic plans » Receives presentations covering firmwide, divisional and regional strategy and discusses these matters throughout the year both during and outside of Board meetings ■ Our Board's focus on overseeing risk management enhances our directors' ability to provide insight and feedback to senior management, and, if necessary, to challenge management, on our firm's strategic direction ■ Our Lead Director helps facilitate our Board's oversight of strategy by ensuring that the directors receive adequate information about strategy and by discussing strategy with independent directors at executive sessions

Risk Management	■ Our Board is responsible for overseeing the risk management of our firm, which is carried out at the full Board as well as at each of its Committees, and in particular the Risk Committee
	■ **Board** risk management oversight includes:
	  » Strategic and financial considerations
	  » Legal, regulatory and compliance risks
	  » Other risks considered by committees
	■ **Risk Committee** risk management oversight includes:
	  » Overall risk taking tolerance and risk governance, as well as the Risk Appetite Statement (in coordination with our full Board)
	  » Liquidity, market, credit, operational and model risks
	  » Our Capital Plan, capital ratios and capital adequacy
	  » Technology and cybersecurity risks
	■ **Audit Committee** risk management oversight includes:
	  » Financial, legal and compliance risk, in coordination with our full Board
	  » Coordination with our Risk Committee, including with respect our risk assessment and risk management practices
	■ **Compensation Committee** risk management oversight includes:
	  » Design firmwide compensation program and policies that are consistent with the safety and soundness of our firm and do not raise risks reasonably likely to have a material adverse effect on our firm
	  » Jointly with our Risk Committee, annual CRO compensation-related risk assessment (see page 40)
	■ **Governance Committee** risk management oversight includes:
	  » Managing risks related to board composition and board and executive succession
	■ **Public Responsibilities Committee** risk management oversight includes:
	  » Brand and reputational risk, including client and business standards considerations as well as reports regarding the Firmwide Reputational Risk Committee that review certain transactions that may present heightened reputational risk
	  » Environmental, social and governance risk

CEO Performance	■ Under the direction of our Lead Director, our Governance Committee annually evaluates Mr. Blankfein's performance » The evaluation process includes an executive session of independent directors, a closed session with Mr. Blankfein, and additional discussion between our Lead Director and Mr. Blankfein throughout the year ■ The Committee reviews the results of Mr. Blankfein's evaluation under our "360 degree" review process (360° Review Process) and also assesses Mr. Blankfein's performance both as CEO and as Chairman of the Board against the key criteria and responsibilities for these roles that were developed by the Governance Committee

Executive Succession Planning	■ Our Governance Committee has adopted a framework relating to executive succession planning, under which the Committee has defined specific criteria for, and responsibilities of, each of the CEO, COO and CFO roles. The Committee then focuses on the particular skill set needed to succeed in these roles at our firm ■ Our Lead Director also meets on this topic separately with our CEO and facilitates additional discussions with our independent directors about succession planning throughout the year, including at executive sessions

Observation in a variety of settings including Board meetings, preparatory meetings, during visits to our offices around the world and client-related events

Reviewed by the Governance Committee with our CEO annually with an update mid-year

Always in a position to appoint executives from within our firm

Monitoring of senior management careers to ensure appropriate exposure to the Board and our business

Review of senior management summaries (including 360° evaluations) and assessment of potential for executive positions

Financial Reporting	■ Our Board, through its Audit Committee, is responsible for overseeing management's preparation and presentation of our annual and quarterly financial statements and the effectiveness of our internal control over financial reporting » Each quarter, our Audit Committee meets with members of our management, the Director of Internal Audit and our independent auditors to review and discuss our financial statements as well as our quarterly earnings release ■ In addition, our Audit Committee is directly responsible for overseeing the independence, performance and compensation of our independent auditors. In this regard, our Audit Committee and Audit Committee Chair are directly involved with the periodic selection of the lead engagement partner

Commitment of our Board – 2015 Meetings

	2015 Meetings
Board	14
Audit	15
Compensation	8
Governance	7
Risk	6
Public Responsibilities	6
Executive Sessions of Independent Directors without Management*	6
Additional Executive Sessions of Non-Employee Directors without Management**	8

56
Total Board and Committee meetings in 2015

* Chaired by our Lead Director.

** Led by our independent Committee Chairs.

Each of our current directors attended over 75% (the threshold for disclosure under SEC rules) of the meetings of our Board and the committees on which he or she served as a regular member during 2015. Overall attendance at Board and committee meetings during 2015 was over 96% for our current directors as a group.

We encourage our directors to attend our annual meetings. All of our current directors attended the 2015 Annual Meeting.

Actively Engaged Directors Outside of Board Meetings

> Engagement outside of Board meetings provides our directors with additional insight into our business and our industry, as well as valuable perspective on the performance of our firm, the Board, our CEO and other members of senior management.

- Our individual directors have discussions with each other and with our CEO, members of our senior management team and other key employees, as well as with our regulators

- Our directors also receive weekly informational packages that include updates on recent developments, press coverage and current events that relate to our business

- Our Committee Chairs and Lead Director meet and speak regularly with each other and with members of our management in connection with planning for meetings

  » Among other things, each Chair, working with management, sets the agendas and reviews, provides feedback on and approves the draft materials for their respective committee meetings. The Lead Director also sets the Board agenda and reviews, provides feedback on and approves materials for meetings of the full Board, as well as the schedule of the Board and committee meetings.

Active, Independent Leadership Outside of Board Meetings

In addition to formal Board and Committee meetings, our Committee Chairs and Lead Director meet and speak regularly with each other and with members of our management, as well as meet with our regulators and other constituents as applicable.

Over	Over	Over	Over	Over
65	**40**	**10**	**25**	**45**
meetings as Lead Director	meetings as Risk Chair	meetings as Public Responsibilities Chair	meetings as Compensation Chair	meetings as Audit Chair
Bayo Ogunlesi	**Michele Burns**	**Bill George**	**Jim Johnson**	**Peter Oppenheimer**

Shareholder Engagement

Our Commitment to Active Engagement with Our Shareholders

Across our shareholder base there is a wide variety of viewpoints about matters affecting our firm. We, including our Lead Director, meet and speak with our shareholders throughout the year.

Lead Director Engagement

- Met with 33 shareholders since assuming the role of Lead Director
  - » Represents ~37% of Common Stock outstanding
  - » Diversified across size, investment style and geography

Firm Engagement

- Frequent, year-round engagement with shareholders on a broad range of topics
- Over 100 meetings in 2015 focused on corporate governance
- Annual Meeting outreach to Top 150 shareholders representing more than 55% of Common Stock outstanding

Shareholders communicate views on key governance topics – in 2015 these included:

- Board composition, skills and Lead Director responsibilities
- Board oversight of firm strategy
- Our compensation program
- Impact of regulation on our firm and our industry
- Proxy access
- Approach to ESG matters broadly

Board of Directors

How to Contact Us

Contact Us

Our Directors

Communicate with our directors, including our Lead Director, Committee Chairs or independent directors as a group

Mail correspondence to:

John F.W. Rogers
Secretary to the Board
Goldman Sachs
200 West Street
New York, NY 10282

Contact Us

Investor Relations

Reach out to our Investor Relations team at any time

Email:
gs-investor-relations@gs.com

Phone:
(+1) 212-902-0300

Contact Us

Business Integrity Program

You may contact us or any member of our Board, in each case in a confidential or anonymous manner, through the firm's reporting hotline under our Policy on Reporting of Concerns Regarding Accounting and Other Matters

Phone:
(+1) 866-520-4056

Policy is available on our website at www.gs.com/corpgov

Compensation Matters

Compensation Discussion and Analysis

2015 Annual Compensation Determinations

What We Paid

The following table shows our Compensation Committee's determinations of the form and amount of 2015 annual compensation awarded to our NEOs as well as corresponding 2014 information. This table is different from the SEC-required 2015 Summary Compensation Table on page 49. The LTIP awards granted to our NEOs (discussed on pages 44-45) are not part of annual compensation and are not included in this table because no amounts are earned until the end of the relevant performance period.

Name and Principal Position	Year	Salary/ Fixed Allowance	Annual Variable Compensation			Total	Equity-Based Awards as % of Annual Variable Comp.	Equity-Based Awards as % of Total
			Cash	RSUs	PSUs			
Lloyd C. Blankfein Chairman and CEO	2015	$2.0	$6.3	$7.35	$7.35	$23.0	70	64
	2014	$2.0	$7.33	$7.33	$7.33	$24.0	67	61
Gary D. Cohn President and COO	2015	$1.85	$5.75	$6.7	$6.7	$21.0	70	64
	2014	$1.85	$6.72	$6.72	$6.72	$22.0	67	61
Harvey M. Schwartz Executive Vice President and CFO	2015	$1.85	$5.75	$6.7	$6.7	$21.0	70	64
	2014	$1.85	$6.72	$6.72	$6.72	$22.0	67	61
Michael S. Sherwood Vice Chairman	2015	$1.85/11.15*	—	$8.0	—	$21.0	100	64**
	2014	$1.85/9.15	$1.83	$9.17	—	$22.0	83	83**
Mark Schwartz Vice Chairman	2015	$1.85	$4.85	$11.31	—	$18.0	70	63
	2014	$1.85	$5.72	$11.43	—	$19.0	67	60

Note: Dollar amounts shown in millions.

* For 2015, Mr. Sherwood, who is based in the U.K., received a cash salary of $1.85 million and a fixed allowance of $11.15 million, payable partially in cash and partially in equity-based awards. This fixed allowance was provided as a result of applicable U.K. regulatory guidance. See page 42 for more details.

** This percentage reflects the RSUs paid to Mr. Sherwood as annual variable compensation, as well as the fixed allowance described above.

How Our Compensation Committee Made Its Decisions

- Our Compensation Committee made its annual compensation determinations for our NEOs in the context of our Compensation Principles, which encompass a pay for performance philosophy (see page 39 for more detail).
- After consideration of various data points, including an analysis of peer company compensation, the Committee determined that 2014 compensation amounts were appropriate to use as a baseline for 2015 decisions.
- Based on its assessment of the factors described on the following pages, the Committee determined that total annual 2015 compensation for each NEO should be reduced by approximately 4-5%.

2015 Firmwide Performance

In considering our financial performance, key factors considered by our Compensation Committee included our:

- Financial results, which, while solid (both on an absolute and relative basis), reflected the challenges of a mixed operating environment resulting from macroeconomic uncertainty, market volatility and increased costs related to expanded regulatory requirements;

- Leading position in both equity and M&A league tables and improved positioning in debt underwriting league tables;

- Achievements in our Investment Management business, including record annual net revenues and record assets under supervision;

- Strong year-over-year improvement in our Equities business, which largely offset the year-over-year decline in FICC;

- Emphasis on key operating parameters and management of our balance sheet, operating and capital efficiency, liquidity and overall risk profile; and

- Leading global brand and continued commitment to high quality client service.

In assessing our financial performance, the Committee reviewed EPS, BVPS and ROE, as well as our stock price performance, pre-tax earnings, net revenues, net earnings, compensation and benefits expense, non-compensation expense and compensation ratio. The Committee focused on EPS, BVPS and ROE as measures of our operating performance and ability to generate shareholder value in 2015. All metrics were considered on a year-over-year basis, as well as relative to our peers and in the context of the broader environment in which the firm operates, on a reported and Ex. RMBS basis, as applicable.

Our Compensation Committee places substantial importance on firmwide performance metrics when assessing NEO compensation amounts. Firmwide performance is considered by the Committee in a holistic manner without ascribing specific weights to any single financial metric.

The Committee also discussed the RMBS Working Group Settlement and related historical considerations as part of this process.

Key Firmwide Performance Metrics Considered by our Compensation Committee



Our **ROE (Ex. RMBS)**** remained stable at 11.2%



Our **EPS (Ex. RMBS)**** increased to $18.67



Our **BVPS** was $171.03 as of December 31, 2015



Net revenues remained stable (decreasing 2% from 2014)



Net earnings to common shareholders (Ex. RMBS)** increased to $8.56 billion



Compensation and benefits expense declined slightly despite an increase in headcount



Non-compensation expense (Ex. RMBS)** decreased to less than $9 billion

*Figures reflect change vs. 2014.
**For a reconciliation of these non-GAAP figures with the corresponding GAAP figures, please see *Annex A*.

2015 Individual Performance

Our Compensation Committee also considered key individual performance highlights and achievements of each of our NEOs in connection with determining his 2015 annual compensation. Our NEOs are evaluated under our 360° Review Process, which includes feedback in key areas such as those summarized in the graphic below:


Risk Management
Firm Reputation
Judgment
Compliance with Firm Policies
Commercial Impact
Culture Carrier
Diversity and Inclusion
Communication
Leadership and People Development
Client Focus
360° Review Process
includes confidential input from employees, including those who are senior to, peers of and junior to the employee being reviewed

- **CEO:** Under the direction of our Lead Director, our Governance Committee evaluated the performance of our CEO, including a summary of his evaluation under the 360° Review Process (see page 29 for more detail). Our Compensation Committee considered this evaluation and also discussed our CEO's performance as part of its executive session to determine his compensation.
- **Other NEOs:** Our CEO discussed the performance of our COO, including a summary of his evaluation under the 360° Review Process, with our Compensation Committee. Our CEO and COO reviewed the performance of our other NEOs, including summaries of their evaluations, with our Compensation Committee. In addition, our CEO submitted variable compensation recommendations to the Committee for our other NEOs, but did not make recommendations about his own compensation.



Lloyd C. Blankfein
Chairman and CEO

Key Responsibilities

Our Chairman and CEO is responsible for managing our business operations and overseeing our senior leaders. He leads the implementation of corporate policy and strategy and is the primary liaison between our Board and the management of our firm. In addition to his role as the leader of our organization and people, he also serves as the primary public face of our firm.

Key Performance Achievements

- Led the firm's stable financial performance.
- Effectively leveraged the deep client relationships he has built on behalf of the firm.
- Maintained emphasis on managing the broad spectrum of risk considerations facing the firm and encouraging a relentless focus on improvement and innovation, key examples of his ability to serve the firm by establishing a "tone-at-the-top."
- Drove the firm's strategic focus and catalyzed efforts to identify potential growth opportunities, including in the consumer lending market.
- Demonstrated ongoing leadership within both the financial services industry and the broader corporate community.

2015 Annual Compensation Mix


27% variable cash compensation
9% base salary
32% RSUs
32% PSUs

Equity-based awards represent 70% of 2015 annual variable compensation (64% of total annual compensation)



Gary D. Cohn
President and COO

Key Responsibilities

Our President and COO is responsible for managing our day-to-day business operations and executing on firmwide priorities. He serves as a key liaison to our clients.

Key Performance Achievements

- Deepened client coverage in many areas, including the technology sector, as well as international markets including Canada, South America and Asia.
- Showed significant investment in firmwide business planning and operational functions more broadly.
- Led the establishment of our new Firmwide Reputational Risk Committee and its focus on assessing highly complex structured transactions and evaluating their suitability.
- Demonstrated a strong commitment to diversity through a number of channels, including oversight of the firm's 2015 Managing Director selection.

2015 Annual Compensation Mix



27% variable cash compensation
9% base salary
32% RSUs
32% PSUs

Equity-based awards represent 70% of 2015 annual variable compensation (64% of total annual compensation)



Harvey M. Schwartz
Executive Vice President and CFO

Key Responsibilities

Our CFO is responsible for managing the firm's overall financial condition, including our capitalization and our funding and liquidity profile. He is also responsible for financial analysis and reporting, as well as our operations and technology functions. He is a primary liaison to our investors.

Key Performance Achievements

- Successfully led the firm's efforts in addressing subjects of critical significance to investors, including those relating to key capital allocation issues.
- Drove key technology and operation initiatives.
- Continued focus on risk management, including through leadership on a number of firm committees, such as the Firmwide Risk Committee and Finance Committee.
- Effectively interfaced with a broad group of regulators on a range of issues impacting our firm, our clients and the industry.

2015 Annual Compensation Mix



27% variable cash compensation
9% base salary
32% RSUs
32% PSUs

Equity-based awards represent 70% of 2015 annual variable compensation (64% of total annual compensation)



Michael S. Sherwood
Vice Chairman and Co-CEO of Goldman Sachs International

Key Responsibilities

Our Co-CEO of Goldman Sachs International is responsible for the firm's business and activities in the Europe, Middle East and Africa (EMEA) region and Growth Markets. He is a key leadership presence and liaison with regulators, particularly in the U.K.

Key Performance Achievements

- Provided effective leadership for our firm, particularly for our employees located in the EMEA region and in connection with his role as chairman of Growth Markets.
- Advanced the client franchise, including through reinforcement of the firm's culture and the importance it plays in mitigating conduct risk.
- Oversaw the development of Growth Markets Next Generation Leadership Programs to cultivate high-performers in Growth Markets offices.
- Continued to focus on improving the productivity of the firm's regulatory interactions.

2015 Annual Compensation Mix



27% fixed allowance (cash component)

9% base salary

64% RSUs (including fixed allowance)

Equity-based awards represent 70% of 2015 annual compensation excluding base salary (64% of total annual compensation)



Mark Schwartz
Vice Chairman and Chairman of Goldman Sachs Asia Pacific

Key Responsibilities

Our Chairman of Goldman Sachs Asia Pacific is responsible for the firm's business and activities in the Asia Pacific (APAC) region. He serves as an important liaison for the firm, particularly in China.

Key Performance Achievements

- Continued to focus on strengthening significant long-term client relationships and developing new business in the APAC region while remaining committed to risk management.
- Demonstrated continued dedication to building the firm's franchise in the APAC region, particularly in China.
- Provided influential leadership for the firm in a key region of focus.
- Remained deeply engaged in the firm's philanthropic efforts, particularly our 10,000 Women program in China.

2015 Annual Compensation Mix



27% variable cash compensation

10% base salary

63% RSUs

Equity-based awards represent 70% of 2015 annual variable compensation (63% of total annual compensation)

Importance of Discretion

Our Compensation Committee continues to believe that discretion is a critical feature of the firm's executive compensation program, which supplements compensation with metrics-based outcomes to achieve our overarching goal of enhancing shareholder value while promoting the safety and soundness of our firm.

Key Benefits of Discretion within our Compensation Program

- Our business is dynamic and requires us to respond rapidly to changes in our operating environment. A rigid, formulaic program based on metrics could hinder our ability to do so and could have unintended consequences.
- Our program is designed to encourage executives to act prudently on behalf of both shareholders and clients, regardless of prevailing market conditions. This goal could be compromised by a strictly formulaic program, which might incentivize executives to place undue focus on achieving specific metrics at the expense of others.
- Strictly formulaic compensation would not permit adjustments based on less quantifiable factors such as a disparity between absolute and relative performance levels or recognition of key individual achievements.
- Equity-based awards comprise a significant portion of annual variable compensation for our NEOs and help to ensure long-term alignment without the disadvantages of purely formulaic compensation.

Our Compensation Committee has listened to shareholder feedback and made enhancements to our compensation program over time, which have helped to ensure that our executive compensation program continues to be appropriately aligned with our Compensation Principles.



Our Compensation Committee Exercises Judgment to Actively Manage our Pay Programs

Examples of Annual Pay Decisions

- 2008: Despite strong performance relative to US Peers in key metrics such as ROE and BVPS growth, no variable compensation for any Senior Executive given firm's absolute performance levels
- 2009: Despite continuing outperformance and very strong absolute performance, no cash variable compensation for any Senior Executive due to market conditions
- 2011: Decrease in NEO compensation from 2010 levels to reflect 2011 performance
- 2015: Decrease in NEO compensation from 2014 levels to reflect 2015 performance

Examples of Structural Enhancements

- 2008: Introduction of "Shares at Risk" with five-year transfer restrictions from RSU grant date
- 2009: Introduction of risk-based clawbacks
- 2014: Introduction of metrics-based PSUs as component of annual compensation for CEO, COO and CFO
- 2015: Introduction of Stock Ownership Guidelines

Key Pay Practices

Our Compensation Committee considers the design of our executive compensation program to be integral to furthering our Compensation Principles, including paying for performance and effective risk management. The following chart summarizes certain of our key pay practices.

What We Do

✔ Focus on aligning pay with firmwide performance, including through use of RSUs, PSUs and LTIP awards

✔ Proactively engage with shareholders

✔ Review and carefully consider shareholder feedback in structuring executive compensation

✔ Grant equity-based awards as a significant portion (for 2015, at least 70%) of our NEOs' annual variable compensation

✔ Award RSUs with underlying "Shares at Risk"; five-year transfer restrictions (from RSU grant date) apply to all or substantially all delivered Shares at Risk (after applicable tax withholding)

✔ Exercise judgment responsive to the cyclical nature of our business

✔ Apply clawback policy to variable compensation awards

✔ Utilize Stock Ownership Guidelines for NEOs and retention requirements for PMDs

✔ Provide for annual assessment by our CRO of our compensation programs to ensure programs do not encourage imprudent risk-taking

✔ Utilize an independent compensation consultant

What We Don't Do

✖ No employment, "golden parachute" or severance agreements with our executive officers

✖ No guaranteed bonus arrangements with our executive officers

✖ No tax gross-ups for our executive officers

✖ No repricing of underwater stock options

✖ No excessive perquisites

✖ No ongoing pension benefit accruals for executive officers

✖ No hedging transactions or short-sales permitted for any executive officer

Framework for Compensation Decisions

Our Compensation Principles

Our Compensation Principles guide our Compensation Committee in its review of compensation at our firm, including the Committee's determination of NEO compensation. The full text of our Compensation Principles is available on our public website at www.gs.com/corpgov. Key elements of the Compensation Principles include:

Paying for Performance	Encouraging Firmwide Orientation and Culture	Discouraging Imprudent Risk-Taking	Attracting and Retaining Talent
Firmwide compensation should directly relate to firmwide performance over the cycle.	Employees should think and act like long-term shareholders, and compensation should reflect the performance of the firm as a whole.	Compensation should be carefully designed to be consistent with the safety and soundness of our firm. Risk profiles must be taken into account in annual performance reviews, and factors like liquidity risk and cost of capital should also be considered.	Compensation should reward an employee's ability to identify and create value, but the recognition of individual performance should be considered in the context of the competitive market for talent.

Compensation Committee Framework to Determine NEO Compensation

In addition to our Compensation Principles, our Compensation Committee is guided by our Compensation Framework, which more broadly governs the variable compensation process for employees who could expose the firm to material amounts of risk (such as our NEOs). Pursuant to the Compensation Framework, our Committee considered the following factors in using its discretion to determine the amount and form of compensation to be awarded to each of our NEOs (firmwide financial performance and individual performance are discussed above on pages 34-37):


Firmwide Financial Performance
Individual Performance
Shareholder Feedback
CRO Input and Risk Management
Market for Talent
Regulatory Considerations
Independent Compensation Consultant Input
Compensation Committee Decisions

Shareholder Feedback

- In making NEO compensation decisions, our Compensation Committee reviews and carefully considers:
  - » Specific feedback received from shareholders and other constituents; and
  - » The results of our Say on Pay votes.
- Our Compensation Committee believes that the results of our most recent Say on Pay vote (97% support) indicate that our shareholders strongly support the philosophy of our firm's compensation program, including the Committee's emphasis on prudent use of discretion in making compensation decisions and key structural enhancements in recent years such as the introduction of PSUs.

Risk Management

- Effective risk management underpins everything that we do, and compensation is carefully designed to be consistent with the safety and soundness of our firm.
- Our CRO presents his annual risk assessment jointly to our Compensation Committee and our Risk Committee in order to assist them with evaluating this design.
  - » This assessment is focused on whether our program is consistent with regulatory guidance requiring that financial services firms ensure that variable compensation does not encourage imprudent risk-taking.
  - » Our CRO's view was that the various components of our compensation programs and policies work together to balance risk and reward in a manner that does not encourage imprudent risk-taking.

Market for Talent

- Our Compensation Committee reviews the competitive market for talent as part of its review of our compensation program's effectiveness in attracting and retaining talent, and to help determine our NEOs' compensation.

  » Our goal is always to be in a position to appoint people from within the firm to our most senior leadership positions and our executive compensation program is intended to incentivize our people to stay at Goldman Sachs and to aspire to these senior roles.

- The Committee conducts an evaluation of our existing NEO compensation program, comparing it to that of our US Peers, as well as other key financial institutions (American Express Company, Barclays PLC, Credit Suisse Group AG, Deutsche Bank AG, UBS AG and Wells Fargo & Company).

- This evaluation is performed with information and assistance from our Global Head of Human Capital Management (HCM), and is based on information on compensation (including plan design and compensation levels for named executive officers at peer firms) and financial performance obtained from an analysis of public filings by our Finance and HCM Divisions, as well as compensation surveys conducted by Willis Towers Watson.

Regulatory Considerations

- Our Compensation Committee also considers regulatory matters and the views of our regulators when determining NEO compensation. Throughout 2015, our senior management briefed the Committee on relevant regulatory developments.

Independent Compensation Consultant Input

- Our Compensation Committee recognizes the importance of using an independent compensation consultant that is appropriately qualified and that provides services solely to our Committee and not to our firm. Accordingly, the Committee again retained Semler Brossy as its independent compensation consultant in 2015.

- The Committee uses Semler Brossy because of the quality of its advice as well as its:

  » Extensive experience working with a broad cross-section of companies;

  » Multi-faceted business perspective; and

  » Expertise in the areas of executive compensation, management incentives and performance measurement.

- In 2015, the Committee asked Semler Brossy to assess our compensation program for our PMDs, including our NEOs.

Views of Independent Compensation Consultant

"The PMD pay program continues to:

- *Be aligned with, and sensitive to, firm performance;*

- *Contain features that reinforce significant alignment with shareholders and a long-term focus; and*

- *Utilize policies and procedures, including subjective determinations, that facilitate the firm's approach to risk taking and risk management by supporting the mitigation of known and perceived risks."*

- Semler Brossy did not recommend, and was not involved in determining, the amount of any NEO's compensation.

- In addition to providing its assessment of our compensation program for PMDs, Semler Brossy also participated in the discussion of our CRO's compensation-related risk assessment and reviewed the peer compensation and financial information provided to the Committee by our Finance Division, our HCM Division and Willis Towers Watson (as described above).

> **In March 2015, our Compensation Committee determined that Semler Brossy had no conflicts of interest in providing services to the Committee and was independent under the factors set forth in the NYSE rules for compensation committee advisors based on these factors:**

Semler Brossy provides services only to the Committee (and not to our firm).	Semler Brossy has no significant business or personal relationship with any member of the Committee or any executive officer.	The fees our firm paid to Semler Brossy are not material to Semler Brossy's total revenues.	None of Semler Brossy's principals owns any shares of our Common Stock.

Overview of Compensation Elements

Fixed Compensation

- Fixed compensation provides our NEOs with a predictable level of income that is competitive with our peers.

- We made no changes to NEO base salaries, and our Compensation Committee believes that these salary levels are competitive in the market for talent.

- The recently implemented requirements of the European Union's Fourth Capital Requirements Directive (CRDIV) impact the amount of variable compensation that is permitted to be granted to certain U.K. employees. In order to deliver the appropriate balance of fixed and variable components of pay and comply with CRDIV, the Committee determined in January 2015 to provide Mr. Sherwood with a fixed allowance of $11.15 million for 2015, in addition to his base salary. Mr. Sherwood's fixed allowance was increased from 2014 to reflect the value of his role, including in connection with his increasing contributions to the firm in respect of Growth Markets leadership, as well as the expansion of his responsibilities relating to the firm's regulatory framework.

  » In order to align the equity component of Mr. Sherwood's overall 2015 compensation with that of the other NEOs, this fixed allowance was paid approximately 48% in RSUs, with the remainder paid in cash.

  » The fixed allowance RSUs will deliver into Shares at Risk in three approximately equal installments in each of 2017, 2018 and 2019. Substantially all of these Shares at Risk will be restricted from sale until January 2021. However, pursuant to regulatory guidance, these fixed allowance RSUs are not subject to the clawback and forfeiture provisions that apply to year-end RSUs (e.g., cause and/or non-compete provisions).

Annual Variable Compensation

- Variable compensation provides our NEOs with the opportunity to realize cash and equity-based incentives that are aligned with firmwide and individual performance. Amounts were determined based on our Compensation Committee's assessment of firmwide and individual performance, among other factors.

- In 2015, we paid annual variable compensation to our NEOs in the form of cash, RSUs and/or PSUs. The following table summarizes the key elements of each of the equity-based components. Certain elements are common to these components, including:

  » Clawback and forfeiture provisions, which are described more fully on pages 46-47; and

  » Treatment upon a termination of employment or change-in-control, which is described more fully in *Executive Compensation—Potential Payments Upon Termination or Change-in-Control* on pages 56-59.

Variable Compensation Element	Key Facts

RSUs*	■ Provide NEO with annual equity-based incentives; value tied to firm performance through stock price
	■ Vested at grant; underlying shares are generally delivered in three approximately equal installments on first, second and third anniversaries of grant
	■ Shares underlying RSUs are Shares at Risk, meaning that transfer restrictions apply for five years after grant date to all or substantially all Shares at Risk that are delivered (after applicable tax withholding)
	  » Approximately fifty percent of underlying shares are transferable upon delivery to permit NEOs to satisfy tax withholding obligations
	■ Transfer restrictions generally prohibit sale, transfer, hedging or pledging of underlying Shares at Risk for five years from date of grant, even if the NEO leaves our firm (subject to limited exceptions; see pages 56-59 for more detail)
	  » Transfers may be permitted in limited circumstances (for example, gifts to estate planning entities) so long as the Shares at Risk continue to be subject to the underlying terms
	■ Each RSU includes a dividend equivalent payment right

PSUs*
 	
Payout Thresholds for PSUs
 	
Average "ROE": ≥14% → 150%; 11% → 100%; 4% → 50%; <4% → 0%
(Payout %)
	■ Provide CEO, COO and CFO (who have ultimate responsibility for firmwide performance and are uniquely positioned to drive our strategic plan) with annual variable compensation that has a metrics-based outcome; value tied to firm performance both through stock price and metrics-based structure
	  » 50-50 split between RSUs and PSUs intended to balance more traditional equity compensation with these awards that use specific performance metrics
	■ PSUs will pay out between 0-150% of target based on our average "ROE" over 2016-2018
	  » In order for the award to pay out at 100%, our average "ROE" for 2016-2018 must be 11% (see graphic at left)
	  » Payout thresholds are the same as those used for 2014 PSUs
	  » Awards will settle in cash based on the average closing price of our Common Stock over a ten trading day period
	■ The Committee continues to believe ROE is the appropriate risk-based metric for the PSUs because it is an important indicator of the firm's operating performance
	■ Average "ROE" is the average of the annual "ROE" for each year during the performance period. Annual "ROE" is calculated for each year by dividing net earnings applicable to common shareholders by average monthly common shareholders' equity, adjusted for the after-tax effects of amounts that would be excluded from "Pre-Tax Earnings" under The Goldman Sachs Amended and Restated Restricted Partner Compensation Plan (RPCP)
	  » The types of amounts that could be excluded from "Pre-Tax Earnings" include, but are not limited to, amounts related to: exit or disposal activities, impairment or disposal of long-lived assets or impairment of goodwill and other intangible assets, net provisions for litigation and other regulatory proceedings and items that are unusual in nature or infrequent in occurrence and that are separately disclosed, in each case if the aggregate net effect of such amounts on Pre-Tax Earnings exceeds a pre-established threshold (for relevant RPCP provisions, see page 3 of Exhibit 10.1 of our Quarterly Report on Form 10-Q for the period ended February 24, 2006, filed April 5, 2006)
	  » Additionally, if necessary or appropriate to maintain intended economics of PSUs, our Compensation Committee will make adjustments for any accounting changes, rule changes or other actions that impact capital and may also determine, in its sole discretion, whether unusual or exceptional events or transactions will be included or excluded from the calculation
	■ Each PSU includes a cumulative dividend equivalent payment right payable only if and when the underlying PSU award pays out
	■ Terms of the PSUs are not affected by a future termination of employment or change-in-control (absent circumstances constituting "cause" - e.g., any material violation of any firm policy or other conduct detrimental to our firm)

* With respect to the RSUs and PSUs awarded for 2015 annual compensation, the amount of units awarded was determined in each case by dividing the dollar value of the applicable component of each NEO's variable compensation by the closing price of our Common Stock on the grant date ($151.65 on January 21, 2016).

** Payout is scaled if results are between 4% and 14%.

Long-Term Performance Incentive Plan

In January 2016, our Compensation Committee also granted to each NEO a long-term incentive compensation award. The Committee considered several qualitative and quantitative factors, including firmwide financial performance and an assessment of various aspects of individual performance, such as the roles and responsibilities of each individual, including the resulting potential impact on future firm performance, in determining the following initial notional values: Mr. Blankfein – $7.0 million; Mr. Cohn – $6.7 million; Mr. Harvey Schwartz – $6.7 million; Mr. Sherwood – $6.7 million; and Mr. Mark Schwartz – $4.0 million.

2016 LTIP Awards – Key Facts

- **Our Compensation Committee believes that LTIP awards help to further tie our NEOs' long-term pay to long-term growth in the value of our firm.**
  - » Because LTIP awards have longer-term performance periods with aspirational payout thresholds directly linked to future performance in certain key metrics, the Committee considers them separately from annual compensation.

- **LTIP awards are forward-looking cash awards; payout is based on average "ROE" and average change in BVPS over the performance period.**
  - » ROE and BVPS continue to be important risk-based indicators of our operating performance and our ability to generate shareholder value.
  - » The thresholds for these metrics continue to be appropriate based on our Compensation Committee's review of our historical data and the macroeconomic environment.
  - » **The awards will have a 0% payout if performance is below minimum thresholds.** No amounts are earned based on performance in one year; negative performance in one year would offset positive performance during the performance period.
  - » Our Compensation Committee does not have discretion to adjust the final award value of the 2016 LTIP awards based on individual performance; clawback/forfeiture provisions apply throughout the performance period.

- **The awards are expected to have an eight-year performance period (i.e., January 1, 2016 through December 31, 2023), except in limited circumstances.**
  - » An eight-year performance period is an appropriate period of time during which to assess management's performance over the long-term and accounts for the cyclical nature of our business and the broader macroenvironment in which we operate.
  - » Our Compensation Committee retains the flexibility to determine prior to the end of 2017 if, due to unforeseen circumstances, a three-year performance period would be more appropriate for a particular 2016 LTIP award (for example, due to a change in applicable regulatory guidance regarding incentive compensation).
  - » Payout would occur in the month immediately following the end of the performance period (generally January 2024).

- **LTIP awards are subject to our clawback policy** (see pages 46-47).
  - » Our Compensation Committee has the ability to recapture any payment under a 2016 LTIP award that is made based on materially inaccurate financial statements or performance criteria.
  - » The 2016 LTIP awards are also subject to the same clawback provisions as the 2015 year-end equity awards and underlying Shares at Risk for the entire performance period.
  - » Additionally, in the event an NEO's employment terminates within the first six months of the performance period, the Committee will have the ability to reduce the award value down to a minimum of $0 based on an evaluation of factors it deems appropriate.

Extension of Performance Period for LTIP Awards Granted in February 2014 (2014 LTIP Awards)

■ In December 2015, our Compensation Committee extended the performance period of the 2014 LTIP Awards from December 2016 to December 2021 for each of our NEOs to align with its intention that all LTIP awards have an eight-year performance period.

How the LTIP Operates

■ The 2016 LTIP awards are calculated in three steps, as follows:



Grant Date	During Performance Period	End of Performance Period
Step 1: Determine initial notional value	Step 2: Apply Annual "ROE" Adjustment	Step 3: Apply Average "ROE"/BVPS Adjustment

■ **Step 1:** Our Compensation Committee determines the LTIP award's initial notional value based on the factors noted on the prior page.

■ **Step 2:** On an annual basis, the LTIP award's notional value increases/decreases by the year's annual "ROE," as calculated under the LTIP (the Annual "ROE" Adjustment), subject to a 12% cap.

■ **Step 3:** At the end of the performance period, the final balance of the LTIP award is adjusted based on average "ROE" and average change in BVPS over the entire performance period (the Average "ROE"/BVPS Adjustment), subject to a cap of 150% of the amount determined following Step 2 (see table below for applicable payout thresholds).

Additional Details Regarding LTIP Calculations

LTIP Performance Metrics

■ **"ROE"** is calculated under the LTIP in a manner identical to that described for our PSUs above; see page 43 for more detail.

■ **Average "ROE"** is the average of the annual "ROE" for each year during the performance period.

■ **Average change in BVPS** is the average of the annual changes in our firm's book value per common share for each year during the performance period.

■ If necessary or appropriate to maintain intended economics of the LTIP awards, our Compensation Committee will adjust these calculations for any accounting changes, rule changes or other actions that impact capital and may also determine, in its sole discretion, whether unusual or exceptional events or transactions will be included or excluded from the calculations.

Thresholds Applicable to Average "ROE"/BVPS Adjustment for 2016 LTIP Awards (Step 3)

Payout*	Average "ROE" Over Performance Period (Applies to 50% of Adjusted Notional Value at End of Performance Period)	Average Change in BVPS Over Performance Period (Applies to 50% of Adjusted Notional Value at End of Performance Period)
Zero	<5%	<2%
50%	5%	2%
100%	12%	7%
150%	≥15%	≥12%

* Payout is scaled if results are between specified percentages.

Other Compensation Policies and Practices

Stock Ownership Guidelines and Retention Requirements

■ Based on our Compensation Committee's recommendation and taking into account shareholder feedback, our Board adopted Stock Ownership Guidelines in January 2015. These guidelines apply to all of our NEOs, as well as any other individual in a Senior Executive position, and provide that:

» Our CEO must retain beneficial ownership of a number of shares of Common Stock equal to 10x his base salary for so long as he remains our CEO; and

» Each other executive subject to the Guidelines must retain beneficial ownership of a number of shares of Common Stock equal to 6x his base salary for so long as he remains in a Senior Executive position at the firm.

» Additional transition rules would apply in the event that an individual becomes newly appointed to a Senior Executive position.

■ Each NEO currently meets these Stock Ownership Guidelines.

■ Separate from the Stock Ownership Guidelines, our Shareholders' Agreement continues to impose retention requirements on each of our NEOs with respect to shares of Common Stock received in respect of equity awards (although short-term RSUs are not subject to the retention requirements).

» Our CEO is required, for so long as he holds that position, to retain (including, in certain cases, ownership through estate planning entities established by him) at least 75% of the shares of Common Stock received (net of payment of any option exercise price and withholding taxes) as compensation (After-Tax Shares) since becoming a Senior Executive.

» Similarly, each of our other NEOs is required, for so long as he holds a Senior Executive position, to retain at least 50% of After-Tax Shares received beginning in January 2015, and 75% of After-Tax Shares received as a Senior Executive prior to January 2015.

Clawback Policy

■ Our Compensation Committee adopted a clawback policy in January 2015 that formalized and expanded our longstanding clawback practices in a comprehensive, standalone policy. The policy applies to all of our NEOs, as well as any other individual in a Senior Executive position, and permits recovery of awards (including equity-based awards, underlying Shares at Risk, cash variable compensation and LTIP awards, as applicable) in certain circumstances.

■ The clawback policy also expands the Sarbanes-Oxley Clawback provisions to apply to variable compensation (whether cash- or equity-based) paid to any of our Senior Executives (even though the Sarbanes-Oxley Act provision on which it is based requires the clawback to apply only to our CEO and CFO).

■ As in prior years, 2015 year-end PSUs and RSUs (and underlying Shares at Risk) are subject to forfeiture or recapture by us in certain cases, even after the transfer restrictions lapse.

» If we determine that Shares at Risk may be recaptured after delivery, we can require the return of those shares to us or the repayment to us of the fair market value of the shares (including those withheld to pay withholding taxes) and any other amounts, such as dividend equivalents, paid or delivered in respect thereof.

■ 2015 year-end PSUs and RSUs (and, in certain cases, underlying Shares at Risk) provide for forfeiture or recapture if:

» The Committee determines that during 2015, the NEO participated (including, in certain cases, participation in a supervisory role) in actions on behalf of our firm or our clients without appropriately considering risk of any kind to our firm or the broader financial system, which have or reasonably could be expected to result in a material adverse impact on our firm, the NEO's business unit or the broader financial system;

» Our firm is determined by bank regulators to be "in default" or "in danger of default" as defined under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or fails to maintain for 90 consecutive business days the required "minimum Tier 1 capital ratio" (as defined under Federal Reserve Board regulations);

» The NEO engages in conduct constituting "cause" (e.g., any material violation of any firm policy or other conduct detrimental to our firm); or

» The NEO associates with any business enterprise that competes with any portion of our business.

■ Mr. Sherwood's year-end RSUs, including in certain cases underlying Shares at Risk, are also subject to several additional clawback provisions mandated by U.K. regulatory guidance. These provisions contemplate clawback in the event of:

» A material downturn in financial performance suffered by the firm or certain business units;

» A material failure of risk management suffered by the firm or certain business units on or before December 31, 2022;

» Serious misconduct that is sufficient to justify summary termination of employment under English law occurring on or before December 31, 2022 (to the extent not otherwise covered by the "cause" clawback described above); and

» A failure of supervision (i.e., a forfeiture resulting from the serious misconduct of an employee over which Mr. Sherwood has supervisory responsibility, where the forfeiture relates to compliance, control or risk) that occurred during 2015.

■ The 2016 LTIP awards are also subject to the same clawback provisions as the 2015 year-end equity awards and underlying Shares at Risk for the entire performance period.

Hedging Policy; Pledging of Common Stock

Our NEOs are prohibited from hedging any shares of our Common Stock, even shares they can freely sell, for so long as they remain executive officers. In addition, our NEOs and all other employees are prohibited from hedging their equity-based awards. Our employees, other than our executive officers, may hedge only shares of our Common Stock that they can otherwise sell. However, they may not enter into uncovered hedging transactions and may not "short" shares of our Common Stock. Employees also may not act on investment decisions with respect to our Common Stock except during applicable "window periods." None of our executive officers has any shares of Common Stock subject to a pledge.

Qualified Retirement Benefits

During 2015, each of our NEOs (other than Mr. Sherwood) participated in The Goldman Sachs 401(k) Plan (401(k) Plan), which is our U.S. broad-based tax-qualified retirement plan. In 2015 these individuals were eligible to make pre-tax, and/or "Roth" after-tax, contributions to our 401(k) Plan and receive a dollar-for-dollar matching contribution from us on the amount they contribute, up to a maximum of $10,600. For 2015 these individuals each received a matching contribution of $10,600.

Mr. Sherwood has not participated in The Goldman Sachs UK Retirement Plan (GS U.K. Pension Plan) since April 2006, when he elected not to accrue any future pension benefits in respect of his continuing service with the firm. The firm provides each employee who has opted out of future participation in the GS U.K. Pension Plan, including Mr. Sherwood, with an annual payment in lieu of his or her participation. For employees who opted out in April 2006, including Mr. Sherwood, the amount of this payment is $27,027, which has remained fixed since 2006 and is approximately equal to the firm's annual cost in respect of each such employee's participation in the GS U.K. Pension Plan at that time.

Perquisites and Other Benefits

Our NEOs received in 2015 certain benefits that are considered "perquisites" for purposes of the SEC rules regarding compensation disclosure. While our Compensation Committee was provided with the estimated value of these items, it determined, as in prior years, not to give these amounts significant consideration in determining our NEOs' 2015 variable compensation.

During 2015, we made available to each of these individuals (other than Mr. Sherwood) a car and driver and, in some cases, other services for security and/or business purposes. Car and driver services were contracted through a third party for Mr. Mark Schwartz. We also offered our NEOs benefits and tax counseling services, generally provided or arranged by our subsidiary, The Ayco Company, L.P., to assist them with tax and regulatory compliance and to provide them with more time to focus on the needs of our business. Additionally, at our request, Mr. Mark Schwartz previously relocated to our Beijing office, and received international assignment-related benefits and tax equalization-related payments in connection with that arrangement.

Our PMDs, including our NEOs, participate in our executive medical and dental program and receive executive life insurance while they remain PMDs. Our PMDs, including our NEOs, also receive long-term disability insurance coverage. Our NEOs are also eligible for a retiree health care program and receive certain other perquisites, some of which have no incremental cost to us. See "*All Other Compensation*" and footnote (c) in —*Executive Compensation—2015 Summary Compensation Table.*

Section 162(m)

Under current law, our U.S. federal corporate tax deduction for compensation paid to certain of our NEOs is limited to $1 million of non-performance-based compensation. Our NEOs' variable compensation for 2015, including equity-based awards, is determined under the RPCP, which is our shareholder-approved plan under which we pay variable compensation to members of our Management Committee, including our NEOs. The RPCP provides for a maximum amount of variable compensation determined pursuant to a formula contained in the RPCP, with the Compensation Committee retaining the discretion to pay less than the formula amount. Amounts awarded pursuant to the RPCP are intended to constitute qualified performance-based compensation under Section 162(m) of the Internal Revenue Code (which does not count against the $1 million deduction limit). However, we may decide to pay non-deductible variable compensation. In addition, because salaries are not considered performance-based compensation under Section 162(m), salaries paid to our NEOs in excess of $1 million are not fully tax deductible by us.

GS Gives

We established our GS Gives program to coordinate, facilitate and encourage global philanthropy by our PMDs. Since 2009, we have reduced the amount of compensation available to pay our PMDs, including our NEOs, in connection with GS Gives; for 2015, this reduction in compensation was $152 million.

GS Gives underscores our commitment to philanthropy through diversified and impactful giving. We ask our PMDs to provide us with recommendations of not-for-profit organizations that should receive donations from our contributions to GS Gives. These recommendations help to ensure that GS Gives invests in a diverse group of charities that improve the lives of people in communities where we work and live. GS Gives focuses on underserved communities, and we encourage our PMDs to make recommendations of grants to organizations consistent with one of four thematic pillars: building and stabilizing communities; increasing educational opportunities; creating jobs and economic growth; and honoring service and veterans. GS Gives undertakes diligence procedures for each donation and has no obligation to follow recommendations made by our PMDs.

During 2015, GS Gives accepted the recommendations of over 500 current and retired PMDs and granted over $175 million to over 2,000 not-for-profit organizations around the world. The U.S. Dollar equivalent amounts donated in 2015 by GS Gives based on the following individuals' recommendations were: Mr. Blankfein – $5.5 million; Mr. Cohn – $7.4 million; Mr. Harvey Schwartz – $2.1 million; Mr. Sherwood – $14.2 million; and Mr. Mark Schwartz – $3.7 million.

Executive Compensation

The 2015 Summary Compensation Table below sets forth compensation information relating to 2015, 2014 and 2013. Pursuant to SEC rules, compensation information for Messrs. Sherwood and Mark Schwartz is only reported beginning with 2014 (the year that each executive became a named executive officer). For a discussion of 2015 NEO compensation, please read —*Compensation Discussion and Analysis* above.

Pursuant to SEC rules, the 2015 Summary Compensation Table is required to include for a particular year only those equity-based awards granted <u>during</u> that year, rather than awards granted <u>after</u> year-end, even if awarded for services in that year. SEC rules require disclosure of cash compensation to be included in the year earned, even if payment is made after year-end.

Generally, we grant equity-based awards and pay any cash variable compensation for a particular year shortly after that year's end. Mr. Sherwood's 2014 and 2015 fixed allowances were treated similarly. As a result, annual equity-based awards, cash variable compensation and Mr. Sherwood's fixed allowance are disclosed in each row of the table as follows:

2015

■ "Salary" includes the cash-based component of Mr. Sherwood's fixed allowance **for 2015**
■ "Bonus" is cash variable compensation **for 2015**
■ "Stock Awards" are PSUs and RSUs awarded **for 2014** (including Mr. Sherwood's equity-based fixed allowance for 2014)
■ PSUs and RSUs awarded for 2015 (including the equity-based component of Mr. Sherwood's fixed allowance for 2015) are **not** included because they were granted in January 2016

2014

■ "Bonus" is cash variable compensation **for 2014**
■ "Stock Awards" are RSUs awarded **for 2013**

2013

■ "Bonus" is cash variable compensation **for 2013**
■ "Stock Awards" are RSUs awarded **for 2012**

2015 Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards[a]	Change in Pension Value[b]	All Other Compensation[c]	Total
Lloyd C. Blankfein Chairman and CEO	2015	$ 2,000,000	$ 6,300,000	$ 13,909,078	$ —	$377,074	$ 22,586,152
	2014	2,000,000	7,333,333	12,495,134	8,602	325,843	22,162,912
	2013	2,000,000	6,300,000	11,305,054	—	323,759	19,928,813
Gary D. Cohn President and COO	2015	1,850,000	5,745,000	12,739,520	—	253,780	20,588,300
	2014	1,850,000	6,716,667	11,394,314	2,033	237,070	20,200,084
	2013	1,850,000	5,745,000	10,204,277	—	233,688	18,032,965
Harvey M. Schwartz Executive Vice President and CFO	2015	1,850,000	5,745,000	12,739,520	—	200,282	20,534,802
	2014	1,850,000	6,716,667	11,394,314	753	216,063	20,177,797
	2013	1,850,000	5,745,000	13,515,005	—	175,168	21,285,173
Michael S. Sherwood Vice Chairman and Co-CEO of Goldman Sachs International	2015	7,595,000[d]	—	16,897,346	25,190	121,836	24,639,372
	2014	1,850,000	1,833,333	17,139,416	110,252	128,872	21,061,873
Mark Schwartz Vice Chairman and Chairman of Goldman Sachs Asia Pacific	2015	1,850,000	4,845,000	10,251,898	—	7,211,873	24,158,771
	2014	1,850,000	5,716,667	9,199,166	17,944	7,441,685	24,225,462

(a) Amounts included for 2015 represent the grant date fair value of RSUs and PSUs granted in January 2015 for services in 2014 (2014 Year-End RSUs and 2014 Year-End PSUs, respectively), in accordance with the Financial Accounting Standards Board's Accounting Standards Codification 718 Compensation—Stock Compensation (ASC 718). For Mr. Sherwood, 2014 Year-End RSUs also include (1) the short-term RSUs granted to him as a result of applicable regulatory guidance in the U.K. (2014 Short-Term RSUs) and (2) the equity-based component of his 2014 fixed allowance (2014 Fixed Allowance RSUs). Grant date fair value for 2014 Year-End RSUs and 2014 Year-End PSUs is determined by multiplying the aggregate number of units by $175.63, the closing price per share of Common Stock on the NYSE on January 20, 2015, the grant date. The value for 2014 Year-End RSUs, other than Mr. Sherwood's 2014 Short-Term RSUs and the portion of his 2014 Fixed Allowance RSUs that was immediately transferable, includes an approximately 10% liquidity discount to reflect the transfer restrictions on the Common Stock underlying these 2014 Year-End RSUs. Amounts included for 2014 represent the grant date fair value of RSUs, granted in January 2014 for services in 2013 (2013 Year-End RSUs), in accordance with ASC 718. Grant date fair value for 2013 Year-End RSUs is determined by multiplying the aggregate number of RSUs by $166.25, the closing price per share of Common Stock on the NYSE on January 28, 2014, the grant date, and, other than with respect to short-term 2013 Year-End RSUs granted to Mr. Sherwood as a result of applicable regulatory guidance in the U.K., includes a 15% liquidity discount to reflect the transfer restrictions on the Common Stock underlying these 2013 Year-End RSUs. Amounts included for 2013 represent the grant date fair value of RSUs granted in January 2013 for services in 2012 (2012 Year-End RSUs), in accordance with ASC 718. Grant date fair value for 2012 Year-End RSUs is determined by multiplying the aggregate number of RSUs by $141.01, the closing price per share of Common Stock on the NYSE on January 17, 2013, the grant date, and includes a 15% liquidity discount to reflect the transfer restrictions on the Common Stock underlying the 2012 Year-End RSUs.

(b) For 2015, the change in pension value was negative for each NEO (other than Mr. Sherwood) as follows: Mr. Blankfein—$(997); Mr. Cohn— $(382); Mr. Harvey Schwartz—$(167); and Mr. Mark Schwartz—$(2,014).

(c) The below chart, together with the accompanying narrative following footnote (d), describes the benefits and perquisites for 2015 contained in the "All Other Compensation" column above.

Name	401(k) Matching Contribution	Term Life Insurance Premium	Executive Medical and Dental Plan Premium	Long-Term Disability Insurance Premium	Executive Life Premium	Benefits and Tax Counseling Services*	Car**
Lloyd C. Blankfein	$ 10,600	$ 120	$ 77,759	$ 763	$ 28,619	$ 63,795	$ 60,641
Gary D. Cohn	10,600	120	77,759	763	13,586	80,025	58,664
Harvey M. Schwartz	10,600	120	38,326	763	11,972	84,336	50,614
Michael S. Sherwood***	—	189	13,718	1,141	9,118	69,264	—
Mark Schwartz****	10,600	120	24,998	763	24,045	45,101	5,275

* Amounts reflect the incremental cost to us of benefits and tax counseling services provided by Ayco or by another third-party provider. For services provided by Ayco, cost is determined based on the number of hours of service provided by, and compensation paid to, individual service providers. For services provided by others, amounts are payments made by us to those providers.

** Amounts reflect the incremental cost to us attributable to commuting and other non-business use. We made available to each of our NEOs (other than Mr. Sherwood) in 2015 a car and driver for security and business purposes. Car and driver services were contracted through a third party for Mr. Mark Schwartz. The cost of providing a car is determined on an annual basis and includes, as applicable, driver compensation, annual car lease, car rental or car service fees and insurance cost as well as miscellaneous expenses (for example, fuel and car maintenance).

*** Amounts for Mr. Sherwood have been converted from British Pounds Sterling into U.S. Dollars at a rate of 1.52882 Dollars per Pound, which was the average daily rate in 2015.

**** Certain of the amounts for Mr. Mark Schwartz have been converted from Chinese Yuan into U.S. Dollars at a rate of 6.30520 Yuan per Dollar, which was the average daily rate in 2015.

(d) Represents Mr. Sherwood's salary ($1,850,000) and the cash component of his fixed allowance ($5,745,000).

Also included in the "All Other Compensation" column are amounts reflecting the incremental cost to us of providing our identity theft safeguards program for U.S. PMDs, assistance with certain travel arrangements, in-office meals and security services. We provide security (the incremental cost of which was $132,560 for Mr. Blankfein) for the benefit of our firm and our shareholders. We do not consider these security measures to be personal benefits but rather business-related necessities due to the high-profile standing of our NEOs.

Mr. Mark Schwartz previously relocated to our Beijing office at our request and, for 2015, received international assignment-related benefits of $1,000,000 and tax equalization-related payments of $6,100,000. These amounts were paid after year-end on a discretionary basis under the RPCP. The international assignment-related benefits were consistent with our Global Mobility Services program applicable to expatriate employees, and the tax equalization-related payments are intended to equalize Mr. Schwartz's net tax position with that of a similarly compensated employee in the United States.

For Mr. Sherwood, the amount in the "All Other Compensation" column also includes $27,027, which was the amount paid to him in lieu of his participation in the firm's U.K. retirement plan.

We provide our NEOs, on the same terms as are provided to other PMDs and at no incremental out-of-pocket cost to our firm, waived or reduced fees and overrides in connection with investments in certain funds managed or sponsored by Goldman Sachs, unused tickets to certain events and certain negotiated discounts with third-party vendors.

We make available to our NEOs, for business use, private aircraft from third-party vendors. Our policy is not to permit personal use of such aircraft by our NEOs except in connection with business trips where the NEO pays our firm for any additional costs. In situations where an NEO brings a personal guest as a passenger on a business-related flight, the NEO pays us an amount equal to the greater of: (a) the aggregate incremental cost to us of the usage by the guest, and (b) the price of a first-class commercial airline ticket for the same trip.

2015 Grants of Plan-Based Awards

The awards included in this table are 2015 LTIP awards, 2014 Year-End PSUs and 2014 Year-End RSUs, each granted in January 2015.

The following table sets forth plan-based awards granted in early 2015. In accordance with SEC rules, the table does not include awards that were granted in 2016. See —*Compensation Discussion and Analysis* above for a discussion of those awards.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[a]			Estimated Future Payouts Under Equity Incentive Plan Awards[b]			All Other Stock Awards: Number of Shares of Stock or Units (#)[C]	Grant Date Fair Value of Stock Awards ($) [d]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Lloyd C. Blankfein	1/15/2015	0	7,000,000	25,997,613[e]	—	—	—	—	—
	1/20/2015	—	—	—	0	41,755	62,633	—	7,333,431
	1/20/2015	—	—	—	—	—	—	41,755	6,575,647
Gary D. Cohn	1/15/2015	0	6,700,000	24,883,430[e]	—	—	—	—	—
	1/20/2015	—	—	—	0	38,244	57,366	—	6,716,794
	1/20/2015	—	—	—	—	—	—	38,244	6,022,726
Harvey M. Schwartz	1/15/2015	0	6,700,000	24,883,430[e]	—	—	—	—	—
	1/20/2015	—	—	—	0	38,244	57,366	—	6,716,794
	1/20/2015	—	—	—	—	—	—	38,244	6,022,726
Michael S. Sherwood	1/15/2015	0	6,700,000	24,883,430[e]	—	—	—	—	—
	1/20/2015	—	—	—	—	—	—	104,293	16,897,346
Mark Schwartz	1/15/2015	0	4,000,000	14,855,779[e]	—	—	—	—	—
	1/20/2015	—	—	—	—	—	—	65,099	10,251,898

(a) Consists of cash awards made under our LTIP that are earned based on firmwide performance metrics. The awards are expected to have an eight-year performance period (i.e., 2015-2022), although our Compensation Committee retains the flexibility to determine prior to the end of 2016 if, due to unforeseen circumstances, a three-year performance period would be more appropriate for a particular award. The initial notional value of these awards will be adjusted upward or downward by an amount equal to our annual "ROE" (as calculated under the LTIP) for each year of the performance period, subject to an annual 12% cap. The adjusted notional value as of the end of the performance period based on annual "ROE" is then further adjusted based 50% on our average "ROE" and 50% on our average change in BVPS (each calculated over the entire performance period). Please see —*Compensation Discussion and Analysis—Long-Term Performance Incentive Plan* in our Proxy Statement for our 2015 Annual Meeting of Shareholders, dated April 10, 2015, for additional details on these LTIP awards, including further detail regarding these calculations. Although no amounts are earned by or paid to our NEOs under the LTIP awards until the end of the applicable performance period, the notional values of these LTIP awards change annually based on firm performance, as described above (for example, the average increase in value in 2015 for the outstanding LTIP awards granted to our NEOs in years in which they were named executive officers was as follows: Messrs. Blankfein and Cohn – approximately 13.5%; and Messrs. Harvey Schwartz, Sherwood and Mark Schwartz – approximately 12%).

(b) Consists of 2014 Year-End PSUs. See —*2015 Outstanding Equity Awards at Fiscal Year-End* and —*Potential Payments Upon Termination or Change-in-Control* below for additional information on the 2014 Year-End PSUs.

(c) Consists of 2014 Year-End RSUs (including Mr. Sherwood's 2014 Short-Term RSUs and 2014 Fixed Allowance RSUs). See —*2015 Non-Qualified Deferred Compensation* and —*Potential Payments Upon Termination or Change-in-Control* below for additional information on the 2014 Year-End RSUs.

(d) Amounts included represent the grant date fair value in accordance with ASC 718. Grant date fair value was determined by multiplying the aggregate number of RSUs or target number of PSUs, as applicable, by $175.63, the closing price per share of our Common Stock on the NYSE on the grant date, and, with respect to 2014 Year-End RSUs (other than Mr. Sherwood's 2014 Short-Term RSUs and the portion of his 2014 Fixed Allowance RSUs that was immediately transferable) includes a liquidity discount of approximately 10% to reflect the transfer restrictions on the Common Stock underlying such RSUs.

(e) This potential maximum value is calculated based on an eight-year performance period through the end of 2022.

2015 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth outstanding unexercised stock options held by our NEOs as of December 31, 2015, all of which were vested, as well as the 2014 Year-End PSUs granted in January 2015 to Messrs. Blankfein, Cohn and Harvey Schwartz. Mr. Mark Schwartz does not hold any awards reportable in this table.

	Option Awards					Stock Awards	
Name	Option Award Year	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[a]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[b]
Lloyd C. Blankfein	2007	322,104	—	204.16	11/24/2017	—	—
	2006	209,228	—	199.84	11/25/2016	—	—
	—	—	—	—	—	62,633	11,288,346
Gary D. Cohn	2007	317,400	—	204.16	11/24/2017	—	—
	2006	205,228	—	199.84	11/25/2016	—	—
	—	—	—	—	—	57,366	10,339,074
Harvey M. Schwartz	—	—	—	—	—	57,366	10,339,074
Michael S. Sherwood	2007	271,416	—	204.16	11/24/2017	—	—
	2006	201,224	—	199.84	11/25/2016	—	—

(a) Pursuant to SEC rules, the PSU awards in this column are represented at the maximum amount of shares that may be earned. The ultimate amount of shares earned under the award (if any) will be determined based on the firm's average "ROE" over 2015-2017 (see page 43 for more details), and the amount shown does not represent the actual achievement to date under the award.

(b) Pursuant to SEC rules, the dollar value in this column represents the amount of shares shown in the immediately prior column multiplied by $180.23, the closing price per share of Common Stock on the NYSE on December 31, 2015.

2015 Option Exercises and Stock Vested

The following table sets forth information with respect to our NEOs regarding option exercises in 2015, as well as the value of the 2014 Year-End RSUs granted in January 2015.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[a]	Number of Shares Acquired on Vesting (#)[b]	Value Realized on Vesting ($)[c]
Lloyd C. Blankfein	218,872	16,998,823	41,755	7,333,431
Gary D. Cohn	253,816	18,568,991	38,244	6,716,794
Harvey M. Schwartz	211,603	26,907,773	38,244	6,716,794
Michael S. Sherwood	220,392	13,451,902	104,293	18,316,980
Mark Schwartz	—	—	65,099	11,433,337

(a) Values were determined by multiplying the number of shares of our Common Stock underlying the Options by the difference between the closing price per share of our Common Stock on the NYSE on the date of exercise and the exercise price of the Options.

(b) Consists of shares of Common Stock underlying 2014 Year-End RSUs, all of which were vested upon grant. With respect to the 2014 Year-End RSUs (other than those granted to Mr. Sherwood), one-third of these shares were delivered in January 2016, and one-third are deliverable on or about each of the second and third anniversaries of the grant date. For Mr. Sherwood, 20% of his 2014 Year-End RSUs (excluding 2014 Fixed Allowance RSUs) were 2014 Short-Term RSUs delivered in July 2015, with the remainder being delivered in approximately equal installments on the schedule described in the prior sentence. With respect to Mr. Sherwood's 2014 Fixed Allowance RSUs, 30% was paid in RSUs that delivered into immediately transferable shares of Common Stock in January 2015, and the remaining 70% was paid in RSUs that deliver into Shares at Risk on the same schedule as the 2014 Year-End RSUs described above. Substantially all of the shares of Common Stock underlying the 2014 Year-End RSUs that are delivered to our NEOs (other than with respect to Mr. Sherwood's 2014 Short-Term RSUs and the portion of his 2014 Fixed Allowance RSUs that was immediately transferable) are subject to transfer restrictions until January 2020.

(c) Values were determined by multiplying the aggregate number of RSUs by $175.63, the closing price per share of our Common Stock on the NYSE on January 20, 2015, the grant date. In accordance with SEC rules the —2015 Summary Compensation Table and —2015 Grants of Plan-Based Awards sections above include the grant date fair value of the 2014 Year-End RSUs calculated in accordance with ASC 718.

2015 Pension Benefits

The following table sets forth pension benefit information as of December 31, 2015. The Goldman Sachs Employees' Pension Plan (GS Pension Plan) was frozen November 27, 2004, and none of our NEOs has accrued additional benefits thereunder since November 27, 1998 (at the latest). Mr. Sherwood has not accrued benefits under the GS U.K. Pension Plan since March 31, 2006.

Name	Plan Name	Number of Years Credited Service (#)[a]	Present Value of Accumulated Benefit ($)[b]	Payments During Last Fiscal Year ($)
Lloyd C. Blankfein	GS Pension Plan	3	39,150	—
Gary D. Cohn	GS Pension Plan	1	7,730	—
Harvey M. Schwartz	GS Pension Plan	1	2,608	—
Michael S. Sherwood	GS U.K. Pension Plan	17	676,467	—
Mark Schwartz	GS Pension Plan	6	82,398	—

(a) Our employees, including each NEO, were credited for service for each year employed by us while eligible to participate in our GS Pension Plan or GS U.K. Pension Plan (as applicable).

(b) Represents the present value of the entire accumulated benefit and not the annual payment an NEO would receive once his benefits commence. Prior to being frozen, our GS Pension Plan provided an annual benefit equal to between 1% and 2% of the first $75,000 of the participant's compensation for each year of credited service under our GS Pension Plan. The normal form of payment is a single life annuity for single participants and an actuarially equivalent 50% joint and survivor annuity for married participants. The present values shown in this column were determined using the following assumptions: payment of a single life annuity following retirement at normal retirement age (age 65); a 4.60% discount rate; and mortality estimates based on the RP-2014 white collar fully generational mortality table, with adjustments to reflect continued improvements in mortality based on Scale MP-2015. Our GS Pension Plan provides for early retirement benefits in some cases, and all of our participating NEOs are eligible to elect early retirement benefits.

The GS U.K. Pension Plan currently provides for an annual benefit equal to 1.25% of the first £81,000 of the participant's compensation for each year of credited service. Mr. Sherwood ceased participation in April 2006. The normal form of payment is a single life annuity plus a contingent spouse's annuity equal to two-thirds of the member's pension. The present value shown in this column reflects Mr. Sherwood's accrued benefits with an annual cost of living adjustment that is applied pursuant to the terms of the GS U.K. Pension Plan and was determined using the following assumptions: payment of a joint life annuity following retirement at normal retirement age 60; a 3.8% discount rate; and mortality estimates based on the S1 Light series fully generational mortality table, with adjustments to reflect continued improvements in mortality. The GS U.K. Pension Plan provides for early retirement benefits and Mr. Sherwood will be eligible to elect early retirement benefits upon reaching age 55.

For a description of our 401(k) Plan, our tax-qualified defined contribution plan, see page 47.

2015 Non-Qualified Deferred Compensation

The following table sets forth information for each NEO, as applicable, with respect to (i) vested RSUs granted for services in prior years and for which the underlying shares of Common Stock had not yet been delivered as of the beginning of 2015 (Vested and Undelivered RSUs) and (ii) our Non-Qualified Deferred Compensation Plan (NQDC Plan), which was closed to new participants and deferrals in December 2008.

Vested and Undelivered RSUs. The Vested and Undelivered RSUs generally were awarded for services in 2014, 2013, 2012 and 2011. RSUs generally are not transferable.

■ Amounts shown as "Registrant Contributions" represent the 2014 Year-End RSUs, which were vested at grant.
■ Amounts shown as "Aggregate Earnings" reflect the change in market value of the shares of Common Stock underlying Vested and Undelivered RSUs, as well as dividend equivalents earned and paid on those shares, during 2015.
■ Amounts shown as "Aggregate Withdrawals/Distributions" reflect the value of shares of Common Stock underlying RSUs that were delivered, as well as dividend equivalents paid, during 2015.

NQDC Plan. Prior to December 2008 (when our NQDC Plan was frozen), each participant in our NQDC Plan was permitted to elect to defer up to $1 million of his or her year-end cash variable compensation for up to the later of (i) 10 years or (ii) six months after termination of employment. Messrs. Blankfein and Cohn are the only NEOs who participated in our NQDC Plan. Amounts deferred under our NQDC Plan are generally not forfeitable and were adjusted based on the performance of certain available "notional investments" selected by each participant. Distributions from our NQDC Plan to each of our participating NEOs will be made in lump-sum cash payments. These individuals are not subject to U.S. federal income tax on amounts that they deferred or on any "notional investment" earnings until those amounts are distributed to them, and we do not take a tax deduction on these amounts until they are distributed.

Name	Plan or Award	Executive Contributions in Last Fiscal Year[a]	Registrant Contributions in Last Fiscal Year[a]	Aggregate Earnings in Last Fiscal Year[b]	Aggregate Withdrawals/ Distributions in Last Fiscal Year	Aggregate Balance at Fiscal Year End[c]
Lloyd C. Blankfein	Vested and Undelivered RSUs	—	$ 7,333,431	$(2,113,137)	$ 14,717,723	$23,816,133
	NQDC Plan	—	—	(22,364)	—	1,484,370[d][e]
Gary D. Cohn	Vested and Undelivered RSUs	—	6,716,794	(1,948,924)	13,689,142	21,695,727
	NQDC Plan	—	—	19,097	—	3,045,873[e][f]
Harvey M. Schwartz	Vested and Undelivered RSUs	—	6,716,794	(2,080,729)	14,018,653	23,355,105
Michael S. Sherwood	Vested and Undelivered RSUs	—	18,316,980	(1,076,468)	17,545,601	28,170,670
Mark Schwartz	Vested and Undelivered RSUs	—	11,433,337	(744,555)	6,340,029	21,803,144

(a) Values were determined by multiplying the aggregate number of RSUs by $175.63, the closing price per share of our Common Stock on the NYSE on January 20, 2015, the grant date. In accordance with SEC rules, the —2015 Summary Compensation Table and —2015 Grants of Plan-Based Awards sections include the grant date fair value of the 2014 Year-End RSUs calculated in accordance with ASC 718.

(b) Aggregate earnings include changes in the market value of the shares of Common Stock underlying Vested and Undelivered RSUs during 2015. In addition, each RSU includes a dividend equivalent right, pursuant to which the holder is entitled to receive an amount equal to any ordinary cash dividends paid to the holder of a share of Common Stock approximately when those dividends are paid to shareholders. Amounts earned and paid on vested RSUs during 2015 pursuant to dividend equivalent rights also are included. The vested RSUs included in these amounts and their delivery dates are as follows (to the extent received by each NEO):

Vested RSUs	Delivery
2014 Year-End RSUs	One-third delivered in January 2016; one-third deliverable on or about the second and third anniversaries of grant. For Mr. Sherwood, 20% of his 2014 Year-End RSUs (excluding his 2014 Fixed Allowance RSUs) were 2014 Short-Term RSUs delivered in July 2015, with the remainder being delivered in approximately equal installments on the same general schedule described in the prior sentence. With respect to Mr. Sherwood's 2014 Fixed Allowance RSUs, 30% was paid in RSUs that delivered into immediately transferable shares of Common Stock in January 2015, and the remaining 70% was paid in RSUs that deliver into Shares at Risk on the same general schedule described in the first sentence.
2013 Year-End RSUs	One-third delivered in each of January 2015 and January 2016; one-third deliverable on or about the third anniversary of grant. For Mr. Sherwood, approximately 30% of his 2013 Year-End RSUs were delivered in July 2014, with the remainder being delivered in approximately equal installments on the same general schedule described in the prior sentence.
2012 Year-End RSUs	One-third delivered in each of January 2014, January 2015 and January 2016. For Mr. Sherwood, approximately 33% of his 2012 Year-End RSUs were delivered in July 2013, with the remainder being delivered in approximately equal installments on the same general schedule described in the prior sentence.
2011 Year-End RSUs (RSUs granted on February 1, 2012 for services in 2011)	One-third delivered in each of December 2012, January 2014 and January 2015. For Mr. Sherwood, approximately 37% of his 2011 Year-End RSUs were delivered in August 2012, with the remainder being delivered in approximately equal installments on the same general schedule described in the prior sentence.

Delivery of shares of Common Stock underlying RSUs may be accelerated in certain limited circumstances (for example, in the event that the holder of the RSU dies or leaves the firm to accept a governmental position where retention of the RSU would create a conflict of interest). See —*Potential Payments Upon Termination or Change-in-Control* for treatment of the RSUs upon termination of employment.

With respect to our NQDC Plan, NEO account balances under our NQDC Plan were adjusted to reflect gains (or losses) based on the performance of certain "notional investments" (selected by each participant from various hedge funds and mutual funds available under the plan in 2015) to the same extent as if the participant had actually invested in those funds.

(c) The Vested and Undelivered RSUs included in these amounts are 2014 Year-End RSUs, 2013 Year-End RSUs and 2012 Year-End RSUs. These stock awards were previously reported in the Summary Compensation Table (to the extent that the NEO was a named executive officer in the applicable year of grant). Values for RSUs were determined by multiplying the number of RSUs by $180.23, the closing price per share of our Common Stock on the NYSE on December 31, 2015.

(d) This amount also reflects a deferral of compensation of $1,000,000 previously reported as bonus in the fiscal 2005 Summary Compensation Table for Mr. Blankfein.

(e) This amount also reflects a deferral of compensation of $1,000,000 previously reported as bonus in the fiscal 2006 Summary Compensation Table for Messrs. Blankfein and Cohn.

(f) This amount also reflects a deferral of compensation of $1,000,000 previously reported as bonus in the fiscal 2007 Summary Compensation Table for Mr. Cohn.

Potential Payments Upon Termination or Change-in-Control

Our NEOs do not have employment agreements that provide for severance or "golden parachute" payments.

Our RPCP, The Goldman Sachs Amended and Restated Stock Incentive Plan (2015) and its predecessor plans, and our retiree health care program may provide for potential payments to our NEOs in conjunction with a termination of employment. The amounts potentially payable to our NEOs under our pension plans, vested RSUs and our NQDC Plan are set forth under —2015 Pension Benefits and —2015 Non-Qualified Deferred Compensation sections above. The terms of the outstanding LTIP awards are not affected by a future termination of employment or change-in-control, except that following a change-in-control our Compensation Committee may not amend the terms of the awards with respect to an NEO without the NEO's consent.

Each of our NEOs participated in our RPCP in 2015. Under our RPCP, if a participant's employment at Goldman Sachs terminates for any reason before the end of a "contract period" (generally a one-year period as defined in the RPCP), our Compensation Committee has the discretion to determine what, if any, variable compensation will be provided to the participant for services provided in that year, subject to the formula in the RPCP. There is no severance provided under our RPCP.

Set forth below is a calculation of the potential benefits to each of our NEOs assuming a termination of employment occurred on December 31, 2015, in accordance with SEC rules. The narrative disclosure that follows the table provides important information and definitions regarding specific payment terms and conditions.

Termination Reason	Name	Value of Unvested RSUs and PSUs that Vest Upon Termination	Present Value of Premiums for Retiree Health Care Program[e]	Total
Cause or Termination with Violation[a]	Lloyd C. Blankfein	$ 0	$ 0	$ 0
	Gary D. Cohn	0	0	0
	Harvey M. Schwartz	0	0	0
	Michael S. Sherwood	0	0	0
	Mark Schwartz	0	0	0
Termination without Violation[a], Death[b], Change-in-Control, Disability or Conflicted Employment[c] or Downsizing[d]	Lloyd C. Blankfein	0	356,797	356,797
	Gary D. Cohn	0	424,348	424,348
	Harvey M. Schwartz	0	445,144	445,144
	Michael S. Sherwood	0	327,176	327,176
	Mark Schwartz	0	350,937	350,937

(a) Except as discussed below, upon an NEO's termination without Violation (as defined below), shares of Common Stock underlying RSUs will continue to be delivered on schedule, PSUs will continue to be eligible to be earned pursuant to their existing terms, and Options will remain exercisable for their full term, provided that, for RSUs and PSUs, the NEO does not become associated with a Covered Enterprise (as defined below). If the NEO does become associated with a Covered Enterprise, the NEO will forfeit his benefits under our retiree health care program and, for 2014 Year-End RSUs, the NEO generally would have forfeited all of these awards if the association occurred in 2015; will forfeit two-thirds of these awards if the association occurs in 2016; and will forfeit one-third of these awards if association occurs in 2017. For 2014 Year-End PSUs, the NEO generally would forfeit all of these awards if the association occurred in 2015, 2016 or 2017. For 2013 Year-End RSUs, the NEO generally would have forfeited two-thirds of these awards if the association occurred in 2015 and will forfeit one-third of these awards if the association occurs in 2016. For 2012 Year-End RSUs, the NEO generally would have forfeited one-third of these awards if the association occurred in 2015. This restriction may be removed upon a termination of employment that is characterized by us as "involuntary" or by "mutual agreement" if the individual executes an appropriate general waiver and release of claims and an agreement to pay any associated tax liability.

The occurrence of a Violation, including any event constituting Cause (as defined below) or the Solicitation (as defined below) of employees or clients of our firm, by an NEO prior to settlement (in the case of RSUs and PSUs) or prior to exercise (in the case of Options) will result in forfeiture of all RSUs, PSUs and Options, and in some cases may result in the NEO having to repay amounts previously received. In the event of certain Violations (for example, NEO engaging in Cause) following delivery of shares of Common Stock underlying RSUs but prior to the lapse of transfer restrictions, these shares also may be required to be returned to the firm.

RSU and PSU awards also are subject to additional risk-related clawback provisions included in the definition of Violations below. As a result of these provisions, for example, an NEO will forfeit certain of his outstanding equity-based awards and any shares of Common Stock or other amounts delivered under these awards may be recaptured, if our Compensation Committee determines that his failure to properly consider risk in 2014 (with respect to 2014 Year-End RSUs and PSUs), 2013 (with respect to 2013 Year-End RSUs) or 2012 (with respect to 2012 Year-End RSUs) has, or reasonably could be expected to have, a material adverse impact on his business unit, our firm or the broader financial system.

For 2014 Year-End RSUs and PSUs granted to our NEOs, if the firm is required to prepare an accounting restatement due to its material noncompliance, as a result of misconduct, with any financial reporting requirement under the securities laws as described in Section 304(a) of Sarbanes-Oxley, the NEO's rights to the award will terminate and be subject to repayment to the same extent that would be required under Section 304 of Sarbanes-Oxley had the NEO been a "chief executive officer" or "chief financial officer" of the firm (regardless of whether the NEO actually held such position at the relevant time).

(b) In the event of an NEO's death, delivery of shares of Common Stock underlying RSUs is accelerated and Options remain exercisable for their full term. Any transfer restrictions on the shares of Common Stock underlying RSUs are removed. The terms of the PSUs are not affected by the NEO's death. For information on the number of PSUs, vested RSUs and unexercised Options held by the NEOs at year-end, see —*2015 Outstanding Equity Awards at Fiscal Year-End* and —*2015 Non-Qualified Deferred Compensation* above. These amounts do not reflect, in the case of death, the payment of a death benefit under our executive life insurance plan, which provides each NEO with $4.5 million of term life insurance coverage through age 75.

(c) If a Change-in-Control (as defined below) occurs, and within 18 months thereafter we terminate an NEO's employment without Cause or if the NEO terminates his employment for Good Reason (as defined below): (i) delivery of shares of Common Stock underlying RSUs is accelerated; and (ii) Options remain exercisable for their full term. In addition, any transfer restrictions on the shares of Common Stock underlying RSUs are removed. The terms of the PSUs are not affected.

In the case of a disability, Options remain exercisable for their full term and, provided that the NEO does not become associated with a Covered Enterprise, shares of Common Stock underlying RSUs continue to deliver on schedule and PSUs continue to be eligible to earned pursuant to their existing terms. If the NEO does become associated with a Covered Enterprise, the awards would be treated as set forth in footnote (a) above for that situation.

In the case of a termination in which an NEO resigns and accepts a position that is deemed Conflicted Employment (as defined below), the NEO will receive, at our sole discretion, (i) with respect to RSUs, either a cash payment or an accelerated delivery of, and removal of transfer restrictions on, the shares of Common Stock underlying those RSUs; and (ii) with respect to Options, one of the following: (x) a cash payment (in respect of cancellation of those Options) equal to the fair market value of the shares underlying the vested Options over the exercise price of those Options, (y) acceleration of the exercisability of those Options or (z) permission for the NEO to transfer those vested Options to another party for value.

(d) In the event of a termination due to Downsizing (as described below), shares of Common Stock underlying RSUs deliver on schedule, PSUs continue to be eligible to be earned on their existing terms and Options remain exercisable for their full term.

(e) PMDs with eight or more years of service as a PMD are eligible to receive medical and dental coverage under our retiree health care program for themselves and eligible dependents through our firm at a 75% subsidy. All of our NEOs are eligible for this coverage. The values shown in this column reflect the present value of the cost to us of the 75% subsidy and were determined using a December 31, 2015 retirement date and the following assumptions: a 4.60% discount rate; mortality estimates based on the S1PMA_L table (Mr. Sherwood) and the RP-2014 white collar fully generational table, with adjustments to reflect continued improvements in mortality based on Scale MP-2015 (other NEOs); estimates of future increases in healthcare costs of 8.0% (initial rate for medical and pharmacy) and 2.5% (ultimate rate for medical and pharmacy), and 5.25% for dental; and assumptions for subsequent eligibility for alternative coverage, which would limit or eliminate coverage under our program (35% primary, 35% secondary and 30% no coverage). Values and assumptions shown reflect that effective January 1, 2018, the value of the benefit under our U.S. retiree health care program for our NEOs (other than Mr. Sherwood) will not exceed the annual limits under Section 4980I of the U.S. Code.

As PMDs, our NEOs are generally subject to a policy of 90 days' notice of termination of employment. We may require that an NEO be inactive (i.e., on "garden leave") during the notice period (or we may waive the requirement).

For purposes of describing our RSUs, PSUs and Options, the above-referenced terms have the following meanings:

"Cause" means the NEO (a) is convicted in a criminal proceeding on certain misdemeanor charges, on a felony charge or on an equivalent charge, (b) engages in employment disqualification conduct under applicable law, (c) willfully fails to perform his or her duties to Goldman Sachs, (d) violates any securities or commodities laws, rules or regulations or the rules and regulations of any relevant exchange or association of which we are a member, (e) violates any of our policies concerning hedging or pledging or confidential or proprietary information, or materially violates any other of our policies, (f) impairs, impugns, denigrates, disparages or negatively reflects upon our name, reputation or business interests or (g) engages in conduct detrimental to us.

"Change-in-Control" means the consummation of a business combination involving Goldman Sachs, unless immediately following the business combination either:

■ At least 50% of the total voting power of the surviving entity or its parent entity, if applicable, is represented by securities of Goldman Sachs that were outstanding immediately prior to the transaction (or by shares into which the securities of Goldman Sachs are converted in the transaction); or

■ At least 50% of the members of the board of directors of the surviving entity, or its parent entity, if applicable, following the transaction were, at the time of our Board's approval of the execution of the initial agreement providing for the transaction, directors of Goldman Sachs on the date of grant of the RSUs and Options (including directors whose election or nomination was approved by two-thirds of the incumbent directors).

"Conflicted Employment" occurs where (a) a participant resigns solely to accept employment at any U.S. federal, state or local government, any non-U.S. government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any other employer determined by our Compensation Committee, and as a result of such employment the participant's continued holding of our equity-based awards would result in an actual or perceived conflict of interest, or (b) a participant terminates employment and then notifies us that he/she has accepted or intends to accept employment of the nature described in clause (a).

Whether employment is terminated by reason of "Downsizing" is determined solely by us.

"Covered Enterprise" includes a business enterprise that (a) engages in any activity, (b) owns or controls a significant interest in or (c) is owned by, or a significant interest in which is owned or controlled by, any entity that engages in any activity, that, in any case, competes anywhere with any activity in which we are engaged (and with respect to 2013 and 2014 Year-End RSUs and 2014 Year-End PSUs, a business enterprise that may reasonably be expected to take such actions).

"Good Reason" means (a) as determined by our Compensation Committee, a materially adverse change in the participant's position or nature or status of the NEO's responsibilities from those in effect immediately before the Change-in-Control or (b) Goldman Sachs requiring the NEO's principal place of employment to be located more than 75 miles from the location where the NEO is principally employed at the time of the Change-in-Control (except for required travel consistent with the NEO's business travel obligations in the ordinary course prior to the Change-in-Control).

"Solicitation" means any direct or indirect communication of any kind whatsoever, regardless of who initiated, inviting, advising, encouraging or requesting any person or entity, in any manner, to take or refrain from taking any action.

"Violation" includes any of the following:

- For awards granted after 2009, engaging in materially improper risk analysis or failing to sufficiently raise concerns about risks during the year for which the award was granted;
- Soliciting our clients or prospective clients to transact business with a Covered Enterprise, or to refrain from doing business with us or interfering with any of our client relationships;
- Failing to perform obligations under any agreement with us;
- Bringing an action that results in a determination that the terms or conditions for the exercise of Options or the settlement of RSUs and/or PSUs are invalid;
- Attempting to have a dispute under our equity compensation plan or the applicable award agreement resolved in a manner other than as provided for in our equity compensation plan or the applicable award agreement;
- Any event constituting Cause;
- Failing to certify compliance to us or otherwise failing to comply with the terms of our equity compensation plan or the applicable award agreement;
- Upon the termination of employment for any reason, receiving grants of cash, equity or other property (whether vested or unvested) from an entity to which the NEO provides services, to replace, substitute for or otherwise in respect of Options, RSUs or PSUs;
- Hiring of, or entering into a partnership or similar arrangement with, any of our employees or consultants with whom the NEO worked while employed by us or who, at any time during the year preceding the NEO's termination of employment with us, worked in the same division as the NEO or who is in a specified position at the firm (Selected Firm Personnel) by a Covered Enterprise that the NEO controls or otherwise forms or is a partner or has similar status, or that bears the NEO's name, or where the NEO will have responsibility over the Selected Firm Personnel, or hiring or identifying for potential hiring (or participating in any such activity) Selected Firm Personnel whether on behalf of the NEO, a Covered Enterprise or any other person;
- Soliciting any of our employees to resign or to accept employment with a Covered Enterprise; or
- With respect to RSUs and PSUs, our firm failing to maintain our "minimum tier 1 capital ratio" (as defined in the Federal Reserve Board regulations) for 90 consecutive business days or the Federal Reserve Board or Federal Deposit Insurance Corporation (FDIC) makes a written recommendation for the appointment of the FDIC as a receiver based on a determination that we are "in default" or "in danger of default."

Report of our Compensation Committee

Our Compensation Committee reviewed the CD&A, as prepared by management of Goldman Sachs, and discussed the CD&A with management of Goldman Sachs. Semler Brossy and the CRO also reviewed the CD&A. Based on the Committee's review and discussions, the Committee recommended to the Board that the CD&A be included in this Proxy Statement.

Compensation Committee
James A. Johnson, Chair
M. Michele Burns
William W. George
Lakshmi N. Mittal
Adebayo O. Ogunlesi (ex-officio)
Debora L. Spar

Item 2. An Advisory Vote to Approve Executive Compensation (Say on Pay)

Proposal Snapshot: Item 2. Say on Pay

What is being voted on. An advisory vote to approve the compensation of all of our NEOs.

Board recommendation. Our Board unanimously recommends a vote FOR the resolution approving the executive compensation of our NEOs.

Our Say on Pay vote gives our shareholders the opportunity to cast an advisory vote to approve the compensation of all of our NEOs. We will include this advisory vote on an annual basis, at least until the next advisory vote on the frequency of our Say on Pay votes (which will occur at our 2017 Annual Meeting of Shareholders).

Continued Focus on Shareholder Feedback

Our Board and Compensation Committee recognize the fundamental interest our shareholders have in executive compensation. We continued our shareholder outreach program in 2015, and shareholder feedback obtained through these efforts, as well as the results of our prior Say on Pay votes, played an important role in our Compensation Committee's decisions regarding our executive compensation. Our 2015 Say on Pay vote received overwhelming shareholder support (97% of votes cast), which our Compensation Committee believes indicates a very positive response to our program.

We encourage you to review the following sections of this Proxy Statement for further information on our key compensation practices and the effect of shareholder feedback on our executive compensation program:

- "Compensation Highlights" in our Executive Summary (see page 5);

- "2015 Annual Compensation Determinations" in our CD&A (see page 33);

- "Importance of Discretion" in our CD&A (see page 38); and

- "Key Pay Practices" (see page 39).

Please note that the above sections are only key excerpts of this Proxy Statement and therefore should be read in conjunction with our entire CD&A (beginning on page 33), as well as the executive compensation tables and related disclosure that follow (beginning on page 49).

2015 Say on Pay Vote

As required by Section 14A of the Exchange Act, the below resolution gives shareholders the opportunity to cast an advisory vote on the compensation of our NEOs, as disclosed in this Proxy Statement, including the CD&A, the executive compensation tables and related disclosure.

Accordingly, we are asking our shareholders to vote on the following resolution:

RESOLVED, that the holders of Common Stock approve the compensation of our named executive officers as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the executive compensation tables and related disclosure.

As this is an advisory vote, the result will not be binding, although our Compensation Committee will consider the outcome of the vote when evaluating the effectiveness of our compensation principles and practices and in connection with its compensation determinations.

For detailed information on the vote required for this matter and the choices available for casting your vote, please see *Frequently Asked Questions*.

Non-Employee Director Compensation Program

Our non-employee director compensation program (Director Compensation Program) is designed to attract highly qualified directors who are compensated for the substantial time and effort necessary to serve as a director of a complex, global and highly regulated financial firm.

2015 Director Compensation Program

The 2015 Director Compensation Program consists of the components listed below (unchanged from 2014).

Components of Director Compensation Program For 2015 Service*	Value of Award	Form of Payment
Annual Grant	$500,000	3,298 vested and deferred RSUs
Annual Retainer	$75,000	495 vested and deferred RSUs or $75,000, as per election
Committee Chair Fee (if applicable)	$25,000	165 vested and deferred RSUs or $25,000, as per election

* Compensation is prorated, as applicable, according to the number of months served. In connection with Board service, our non-employee directors do not receive any incremental fees for attending Board or committee meetings and our Chairman and CEO and President and COO do not receive any incremental compensation.

Director Compensation Program Continues to Align With Long-Term Shareholder Interests

- **Emphasis on Equity Compensation:** The most significant portion of the Director Compensation Program, **the annual grant, is payable in RSUs**.

- **Hold-Through-Retirement Requirement:** Non-employee directors must **hold all RSUs granted to them during their entire tenure until they retire**, and shares of Common Stock underlying these RSUs are not **delivered until the third quarter of the year following the year in which a director retires** from our Board.

- **Equity Ownership Requirement:** All non-employee directors are required, within three years of becoming a director, to **own at least 5,000 shares** of Common Stock or vested RSUs at all times during their tenure.

- **Restrictions on Hedging, Pledging and Transfer:** Directors are **not permitted to hedge, pledge or transfer RSUs**. Directors **may not hedge shares of Common Stock**; none of our directors has shares of Common Stock subject to a pledge.

2015 Director Compensation Program Table

The table below indicates the elements and total amount of compensation determined by the Board to be awarded to each non-employee director for services performed in 2015.

	Annual Grant in RSUs	Annual Retainer	Committee Chair Fee	Total Compensation[c]
M. Michele Burns	✓	✓	✓	$ 600,000
Claes Dahlbäck[a]	✓	✓		239,584
Mark Flaherty	✓	✓		575,000
William W. George	✓	✓	✓	600,000
James A. Johnson	✓	✓	✓	600,000
Lakshmi N. Mittal	✓	✓		575,000
Adebayo O. Ogunlesi	✓	✓	✓	600,000
Peter Oppenheimer	✓	✓	✓	600,000
Debora L. Spar	✓	✓		575,000
Mark E. Tucker	✓	✓		575,000
David A. Viniar[b]	✓	✓		575,000
Mark O. Winkelman	✓	✓		575,000

(a) Mr. Dahlbäck retired from our Board in May 2015 and received compensation prorated for the five months during which he served as a director in 2015.

(b) For Mr. Viniar, this does not reflect amounts related to his prior service as CFO of our firm. Due to his prior employment as CFO, Mr. Viniar continued to be able to recommend not-for-profit organizations that should receive donations from GS Gives as discussed in *Compensation Matters-Compensation Discussion and Analysis-GS Gives*. The amount donated to not-for-profit organizations in 2015 by GS Gives based on Mr. Viniar's recommendations was $3.1 million.

(c) Paid in the form of cash and/or RSUs granted on January 21, 2016, as described above.

Retention of Independent Non-Employee Director Compensation Consultant

In 2015, our Governance Committee re-appointed Frederic W. Cook & Co., Inc. (Cook & Co.), a compensation consultant, to conduct an independent review of our non-employee director compensation program.

Cook & Co. assessed the structure of our non-employee director compensation program and its value compared to competitive market practices. Cook & Co. determined that the firm's compensation program remained competitive with the market and continued to align with the long-term interests of our shareholders. This assessment took into account the changes that were made to the non-employee director compensation program for 2014, which included changing the value of the annual grant from a fixed number of RSUs (previously 3,000) to a fixed dollar amount (resulting in a decrease to non-employee director compensation at that time) as well as the elimination of the Lead Director fee. Cook & Co. also took into account the program's emphasis on equity compensation and the holding requirements and other restrictions on the RSUs. The duties of our non-employee directors were also taken into consideration, including the ongoing oversight responsibilities required of our directors by the regulatory environment in which we operate. As a result of its assessment, Cook & Co. confirmed that it supported the continuation of our non-employee director compensation program without changes to either amount or design.

Our Governance Committee considered this review in determining to recommend to the Board that it make no changes to our non-employee director compensation program for 2015, which recommendation was accepted by the Board.

In connection with the engagement of Cook & Co., our Governance Committee considered certain information regarding Cook & Co.'s relationship with our firm, including that Cook & Co. provides no services to our firm other than to our Governance Committee, the fees paid by our firm to Cook & Co. for this analysis in the context of Cook & Co.'s total revenues, that Cook & Co. has no significant business or personal relationship with any member of our Governance Committee or any executive officer and that none of the members of Cook & Co.'s consulting team for our firm owns any shares of our Common Stock. Considering this information, our Governance Committee determined that Cook & Co. is independent and does not have conflicts of interest in providing services to our Governance Committee.

Director Summary Compensation Table

The following table sets forth the 2015 compensation for our non-employee directors as determined by SEC rules, which require us to include equity awards granted during 2015 and cash compensation earned for 2015. Generally, we grant equity-based awards and pay any cash compensation to our non-employee directors for a particular year shortly after that year's end. Accordingly, this table includes RSUs granted in January 2015 for services performed in 2014 and cash paid in January 2016 for services performed in 2015 for those directors who received cash payments.

	Fees Earned or Paid in Cash[a]	Stock Awards[b]	All Other Compensation[c]	Total
M. Michele Burns	$100,000	$ 500,019	$ 20,000	$ 620,019
Claes Dahlbäck	0	575,189	161,379	736,568
Mark Flaherty	75,000	41,800	20,000	136,800
William W. George	25,000	600,304	20,000	645,304
James A. Johnson	0	600,304	20,000	620,304
Lakshmi N. Mittal	0	575,189	0	575,189
Adebayo O. Ogunlesi	0	600,304	0	600,304
Peter Oppenheimer	0	491,940	20,000	511,940
Debora L. Spar	75,000	500,019	2,015	577,034
Mark E. Tucker	0	575,189	20,000	595,189
David A. Viniar[d]	75,000	500,019	20,000	595,019
Mark O. Winkelman	0	41,800	20,000	61,800

(a) For 2015, Ms. Burns elected to receive the annual retainer and Committee Chair fee in cash, Messrs. Flaherty and Viniar and Dr. Spar elected to receive the annual retainer in cash, and Mr. George elected to receive the Committee Chair fee in cash.

(b) The grant date fair value of RSUs granted on January 20, 2015 for service in 2014 was calculated in accordance with ASC 718. Grant date fair value is determined based on the closing price per share of Common Stock on the NYSE on the date of grant ($175.63). These RSUs were vested upon grant and provide for delivery of the underlying shares of Common Stock on the first eligible trading day in the third quarter of the year following the year of the director's retirement from our Board.

(c) For non-employee directors other than Mr. Dahlbäck, these values reflect the amounts that were donated to charities by our firm to match personal donations made by non-employee directors in connection with requests by these directors as of March 21, 2016 under the Goldman Sachs employee matching gift program for 2015. We allow our directors to participate in our employee matching gift program on the same terms as our non-PMD employees, matching gifts of up to $20,000 per participating individual. For Mr. Dahlbäck, the amount represents a cash fee for his service in 2015 as a member of the board of directors of our subsidiary, Goldman Sachs International (Mr. Dahlbäck received a cash fee at a per annum rate of $25,000, prorated from January 1, 2015 until his retirement from the Goldman Sachs board in May 2015, and thereafter received a cash fee at a per annum rate of $250,000, prorated for the remainder of 2015).

(d) For Mr. Viniar, these values do not reflect amounts related to his prior service as our CFO. See footnote (b) to our 2015 Director Compensation Program Table on page 62 for detail regarding such amounts.

Please refer to page 76 for information pertaining to the outstanding equity awards (all of which are vested) held by each non-employee director as of March 21, 2016, including RSUs granted in January 2016 for services performed in 2015.

Audit Matters

Report of our Audit Committee

Management is responsible for the preparation, presentation and integrity of Goldman Sachs' financial statements, for its accounting and financial reporting principles and for the establishment and effectiveness of internal controls and procedures designed to ensure compliance with generally accepted accounting principles and applicable laws and regulations. The independent auditors are responsible for performing an independent audit of Goldman Sachs' financial statements and of its internal control over financial reporting in accordance with the standards of the United States Public Company Accounting Oversight Board (PCAOB) and expressing an opinion as to the conformity of Goldman Sachs' financial statements with generally accepted accounting principles and the effectiveness of its internal control over financial reporting. The independent auditors have free access to the Committee to discuss any matters they deem appropriate.

In performing its oversight role, the Committee has considered and discussed the audited financial statements with each of management and the independent auditors. The Committee has also discussed with the independent auditors the matters required to be discussed by applicable requirements of the PCAOB. The Committee has received the written disclosures from the independent auditors in accordance with the applicable requirements of the PCAOB regarding the auditors' independence and has discussed with the auditors the auditors' independence. The Committee, or the Committee Chair if designated by the Committee, approves in advance all audit and any non-audit services rendered by PricewaterhouseCoopers LLP to us and our consolidated subsidiaries. See —*Item 3. Ratification of Appointment of Independent Registered Public Accounting Firm*.

Based on the reports and discussions described in this Report, the Committee recommended to the Board that the audited financial statements of Goldman Sachs for 2015 be included in the 2015 Annual Report on Form 10-K.

Audit Committee
Peter Oppenheimer, Chair
Mark Flaherty
Adebayo O. Ogunlesi (ex-officio)
Mark E. Tucker
Mark O. Winkelman

Item 3. Ratification of Appointment of Independent Registered Public Accounting Firm

Proposal Snapshot – Item 3. Ratification of Appointment of Independent Registered Public Accounting Firm

What is being voted on. Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

Board recommendation. Our Board unanimously recommends a vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2016.

Our Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit our financial statements.

■ Our Audit Committee is responsible for the audit fee negotiations associated with the retention of PricewaterhouseCoopers LLP. Further, our Audit Committee or our Audit Committee Chair approves in advance all services rendered by PricewaterhouseCoopers LLP to us and our consolidated subsidiaries. These services include audit, audit-related services (including attestation reports, employee benefit plan audits, accounting and technical assistance, risk and control services and due diligence-related services) and tax services, subject to quarterly fee limits applicable to each project and to each category of services.

■ In order to ensure continuing auditor independence, our Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm.

■ Further, in connection with the mandated rotation of our independent registered public accounting firm's lead engagement partner, our Audit Committee and our Audit Committee Chair are directly involved in the periodic selection of PricewaterhouseCoopers LLP's new lead engagement partner.

The members of our Audit Committee and our Board believe that the continued retention of PricewaterhouseCoopers LLP as our independent registered public accounting firm is in the best interests of our firm and its shareholders.

In light of this, our Audit Committee has appointed PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2016. We are submitting the appointment of our independent registered public accounting firm for shareholder ratification at our Annual Meeting as we do each year.

We are asking shareholders to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm as a matter of good corporate practice, although we are not legally required to do so. If our shareholders do not ratify the appointment, our Audit Committee will reconsider whether to retain PricewaterhouseCoopers LLP, but still may retain them. Even if the appointment is ratified, our Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of our firm and our shareholders.

A representative of PricewaterhouseCoopers LLP is expected to be present at our Annual Meeting, will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from shareholders.

Fees Paid to Independent Registered Public Accounting Firm

The following table provides information about fees paid by us to PricewaterhouseCoopers LLP.

	2015 ($ in millions)	Percent of 2015 Services Approved by Audit Committee	2014 ($ in millions)	Percent of 2014 Services Approved by Audit Committee
Audit fees	$53.4	100%	$53.5	100%
Audit-related fees[a]	$12.1	100%	$8.5	100%
Tax fees[b]	$2.3	100%	$1.7	100%
All other fees	—	—	—	—

(a) Audit-related fees include attest services not required by statute or regulation and employee benefit plan audits.

(b) The nature of the tax services is as follows: tax return preparation and compliance, tax advice relating to transactions, consultation on tax matters and other tax planning and advice. Of the $2.3 million for 2015, approximately $1.9 million was for tax return preparation and compliance services.

PricewaterhouseCoopers LLP also provides audit and tax services to certain merchant banking, asset management and similar funds managed by our subsidiaries. Fees paid to PricewaterhouseCoopers LLP by these funds for these services were $64.0 million in 2015 and $63.1 million in 2014.

For detailed information on the vote required for this matter and the choices available for casting your vote, please see *Frequently Asked Questions.*

Shareholder Proposals

We are committed to active engagement with our shareholders. If you would like to speak with us, please contact our Investor Relations team at gs-investor-relations@gs.com.

Proposal Snapshot – Items 4 – 6. Shareholder Proposals

What is being voted on. In accordance with SEC rules, we have set forth below certain shareholder proposals, along with the supporting statements of the shareholder proponents. These shareholder proposals are required to be voted upon at our Annual Meeting only if properly presented at our Annual Meeting.

Board recommendation. As explained below, our Board unanimously recommends that you vote AGAINST each of these shareholder proposals.

For detailed information on the vote required with respect to these shareholder proposals and the choices available for casting your vote, please see *Frequently Asked Questions*.

Item 4. Shareholder Proposal to Prohibit Vesting of Equity Awards Upon Entering Government Service

The AFL-CIO Reserve Fund, 815 Sixteenth Street N.W., Washington, D.C. 20006, beneficial owner of 231 shares of Common Stock, is the proponent of the following shareholder proposal. The AFL-CIO Reserve Fund has advised us that a representative will present the proposal and related supporting statement at our Annual Meeting.

Proponent's Statement

RESOLVED: Shareholders of The Goldman Sachs Group, Inc. (the "Company") request that the Board of Directors adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute").

For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

This policy shall be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in existence on the date this proposal is adopted, and it shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2016 annual meeting.

Supporting Statement:

Our Company provides its senior executives with vesting of equity-based awards after their voluntary resignation of employment from the Company to pursue a career in government service. In other words, our Company gives a "golden parachute" for entering government service.

At most companies, equity-based awards vest over a period of time to compensate executives for their labor during the commensurate period. If an executive voluntarily resigns before the vesting criteria are satisfied, unvested awards are usually forfeited. While government service is commendable, we question the practice of our Company providing accelerated vesting of equity-based awards to executives who voluntarily resign to enter government service.

The vesting of equity-based awards over a period of time is a powerful tool for companies to attract and retain talented employees. But contrary to this goal, our Company's Stock Incentive Plan contains a "Conflicted Employment" clause that permits the accelerated vesting of equity awards or an equivalent cash payment to executives who voluntarily resign to pursue a government service career.

We believe that compensation plans should align the interests of senior executives with the long-term interests of the Company. We oppose compensation plans that provide windfalls to executives that are unrelated to their performance. For these reasons, we question how our Company benefits from providing Government Service Golden Parachutes. Surely our Company does not expect to receive favorable treatment from its former executives?

For these reasons, we urge shareholders to vote FOR this proposal.

Directors' Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE SHAREHOLDER PROPOSAL.

Our Board does not believe that adoption of this shareholder proposal would be in the best interests of our firm or our shareholders.

- **None of our Senior Executives holds any equity-based awards the vesting of which would be triggered by the Senior Executive's voluntary resignation to enter into government service,** as we disclose in our public "Report on Vesting of Equity-Based Awards Due to Voluntary Resignation to Enter Government Service."
- No Senior Executive has an employment agreement that provides for guaranteed payments, severance or "golden parachute" payments upon the Senior Executive's departure for government service or otherwise.
- We do not agree with the underlying premise of the proposal, which treats government service as a practice that the firm should discourage our employees from pursuing.
  - » As a broader policy matter, we do not think it is appropriate to penalize employees who choose to enter into a career of public service.
- A similar proposal regarding disclosure of vesting of equity awards in connection with departure for government service presented at our 2015 Annual Meeting received the support of only approximately 19% of votes cast at the meeting.

Item 5. Shareholder Proposal to Change the Vote Counting Standard for Shareholder Proposals

Equality Network Foundation, 10033 – 12th Avenue NW, Seattle, Washington, 98177, beneficial owner of 20 shares of Common Stock, and the United Church Funds, 475 Riverside Drive, Suite 1020, New York, New York 10115, beneficial owner of 1,000 shares of Common Stock, are the proponents of the following shareholder proposal. Equality Network Foundation and United Church Funds have advised us that a representative will present the proposal and related supporting statement at our Annual Meeting.

Proponents' Statement

RESOLVED: Shareholders of Goldman Sachs Group, Inc. ("Goldman Sachs") hereby request the Board to take or initiate the steps necessary to amend our Company's governing documents to provide that all nonbinding matters presented by shareholders shall be decided by a simple majority of the votes cast FOR and AGAINST an item. This policy shall apply to all such matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

Supporting Statement:

A simple-majority formula includes FOR and AGAINST votes, but not abstentions.

Goldman Sachs' current policies disadvantage shareholders in three ways:

1. Abstentions are treated as votes AGAINST every shareholder-sponsored item, but <u>not</u> when tallying management's Director election.

This advantages management while harming shareholder interest.

Why provide ballots on shareholder proposals that offer three choices – FOR, AGAINST, and ABSTAIN – when in reality, stockholders only have two choices: FOR or AGAINST?

Absent conducting a survey, it seems presumptuous to assume that every abstaining voter has read the entire proxy and intends their vote to be treated as AGAINST all shareholder items.

2. Counting abstentions depresses outcomes.

By simple math, including abstentions in a formula lowers the vote result and raises the threshold required to pass a resolution.

This constitutes an unacknowledged supermajority – as the percentage of abstentions rise, the supermajority threshold increases at an exponential rate.

3. Counting abstentions distorts communication.

These practices cloud communication at the stockholder meeting – which is the only opportunity most shareholders have each year to interact with each other, management, and the Board.

Of greater concern, Goldman Sachs' voting policies – which discriminate against shareholders – create misimpressions that endure. Once figures are reported in the press, they become indelibly imprinted on the minds of shareholders and lodged in the public record.

Three facts:

■ Any suggestion that management- and shareholder-sponsored items are treated "identically" or "equally" is false, because management-sponsored Director elections do not include abstentions in their formula.

■ CalPERS research found that 48% of the nation's largest corporations employ a simple-majority standard – making it a mainstream practice.

■ Under this proposal, shareholders retain the right to 'send a message' by abstaining – in fact, message-sending may be more effective if Goldman Sachs cannot use abstentions to depress reported outcomes on shareholder proposals.

Notable entities favor simple-majority voting:

■ US Securities and Exchange Commission (Staff Legal Bulletin No. 14):

"Only votes FOR and AGAINST a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions… are not included in this calculation."

■ Institutional Shareholder Services ("ISS" – the nation's leading proxy reporting service): "…a simple majority of voting shares should be all that is necessary to effect change regarding a company and its governance provisions."

■ The Council of Institutional Investors (Governance Policy 3.7): "Uninstructed broker votes and abstentions should be counted only for purposes of a quorum."

Support equitable voting and good governance at Goldman Sachs – vote FOR Item 5

Directors' Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE SHAREHOLDER PROPOSAL.

Our voting standards are clearly disclosed, consistently applied, and we believe they reflect the intent of our shareholders. As such, our Board does not believe that revising them would be in the best interests of our firm or our shareholders.

- **We clearly disclose our voting standards in this Proxy Statement** (see pages 84-85 of our *Frequently Asked Questions*).
  - » To selectively stop counting abstentions would effectively disenfranchise our shareholders who make the informed choice to "abstain" on a particular shareholder proposal. We believe that our shareholders recognize the impact of their "abstain" vote and expect that it will be included in the vote count as described in this Proxy Statement.
- We have **no supermajority vote requirements.** In fact, we have a **majority vote standard for all matters to be voted on by our shareholders.**
  - » We count votes the same way for a management proposal such as say on pay as we do for all shareholder proposals, including this shareholder proposal.
  - » As a Delaware corporation, we are subject to Delaware General Corporation Law. We apply the default voting standard under Delaware law for both management and shareholder proposals (other than director elections as described below), and we believe the majority of Delaware corporations in the S&P 500 adhere to the same default voting standard.
  - » Like most Fortune 500 companies, we moved from plurality voting to majority voting in uncontested director elections, which we believe is a governance best practice. As is typical of companies with majority voting for uncontested director elections, we adopted the standard of a majority of votes cast "for" or "against."
- Contrary to the assertions of the proposal's supporting statement, there is no general "SEC Standard" for vote calculation.
  - » The SEC does not mandate or prescribe any preferred voting standard for determining how the vote results at a meeting of shareholders should be calculated. The SEC calculation rules referenced in the proposal are solely in connection with requirements for a proponent to resubmit a proposal at a subsequent annual meeting.
- **Our Board reviews any matter that receives the significant support of our shareholders,** regardless of whether the matter has technically "passed" under the applicable legal standard.
- A similar proposal presented at our 2015 Annual Meeting received the support of less than 6% of votes cast at the meeting.

Item 6. Shareholder Proposal to Require an Independent Board Chairman

James McRitchie and Myra K. Young, 9295 Yorkship Court, Elk Grove, CA 95758, beneficial owners of 40 shares of Common Stock, are the proponents of the following shareholder proposal. Mr. McRitchie and Ms. Young have advised us that a representative will present the proposal and related supporting statement at our Annual Meeting.

Proponents' Statement

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all the necessary steps be taken to accomplish the above.

Lloyd Blankfein has been our Chairman and CEO since 2006. In 2006 our stock was at $190. In 2015 our stock was below $190.

According to Institutional Shareholder Services 53% of the Standard & Poors 1,500 firms separate these 2 positions - "2015 Board Practices," April 12, 2015. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the Chairman is critical in shaping the work of the Board.

A board of directors is less likely to provide rigorous independent oversight of management if the Chairman is also the CEO, as is the case with our Company. Having a board chairman who is independent of management is a practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

According to the Millstein Center for Corporate Governance and Performance (Yale School of Management), "The independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board."

An NACD Blue Ribbon Commission on Directors' Professionalism recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises." A blue-ribbon report from The Conference Board also supported this position.

A number of institutional investors said that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should be chaired by an independent director, as does the Council of Institutional Investors.

An independent director serving as chairman can help ensure the functioning of an effective board. Please vote to enhance shareholder value:

Independent Board Chairman—Proposal 6

Directors' Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE SHAREHOLDER PROPOSAL.

As a result of its most recent board leadership review in December 2015, our Governance Committee, comprised of all of our independent directors, determined that continuing to combine the roles of Chairman and CEO is the most effective leadership structure for our firm at this time. **If at any time our Governance Committee concludes otherwise, it will not hesitate to appoint an independent Chairman.** As such, our Board does not believe that adoption of this proposal would be in the best interests of our firm or our shareholders.

- Our directors take very seriously their fiduciary obligation to act in the best interests of our firm and our shareholders. To this end, **at least annually our independent Governance Committee assesses and deliberates the merits of our leadership structure to ensure that the most efficient and appropriate structure is in place.**
  - » This annual review provides our Board with the necessary flexibility to make the appropriate determination about how our Board's leadership can be structured most effectively for our firm's needs, which may evolve over time.
  - » This robust process includes a review of:
    - – Chairman-CEO and Lead Director responsibilities,
    - – Our policies and practices that ensure strong, independent Board oversight,
    - – Shareholder feedback and voting results regarding board leadership,
    - – Our firm's performance and
    - – Global trends regarding board leadership structure.
- Our Board leadership structure is enhanced by the **independent leadership provided by our Lead Director,** whose robust role ensures that the perspectives of our independent directors are strongly represented on our Board. Key elements of the Lead Director role include:
  - » Not merely approving, but setting the agenda (including adding items) for Board meetings and leading executive sessions,
  - » Focusing on Board effectiveness, composition and evaluations (including of our CEO and our Board),
  - » Serving as liaison between independent directors and our Chairman and management, and
  - » Serving as primary Board contact for corporate governance engagement as well as engagement with regulators.
- A combined Chairman-CEO structure provides our firm with a single leader who communicates the firm's business and strategy to our shareholders, clients, employees, regulators and the public.
- **Independent Board oversight is further enhanced by our independent committee chairs, the independence of our Board and the governance policies and practices in place at our firm.**
  - » Each of our independent directors is committed to actively and effectively overseeing the management of our firm and protecting shareholder interests.
  - » Our independent directors meet often in executive session, during which they discuss topics such as CEO performance and compensation, succession planning, board evaluation and strategy.
  - » Our governance structure establishes strong protections of shareholder rights.
    - – For example, we have majority voting for uncontested director elections, annual election of all directors, no poison pill, a shareholder right to call special meetings, a shareholder right of proxy access and no supermajority vote requirements in our by-laws or charter.
- There is no clear, empirical evidence that a combined Chairman and CEO has a negative effect on company performance or that it impairs the efficacy of independent directors. In fact, our firm has shown sustained relative outperformance over the years since our IPO during which time we have had a combined Chairman and CEO.

For more information, see *Corporate Governance.*

Certain Relationships and Related Transactions

On the recommendation of our independent directors, our Board has in place both a Related Person Transactions Policy and a policy with respect to outside director involvement with financial firms (see *Corporate Governance— Item 1. Election of Directors—Our Directors*) to provide guidelines for the review of certain relationships and transactions involving our directors and executive officers.

Related Person Transactions Policy

Our Board has a written Related Person Transactions Policy regarding the review and approval of transactions between us and "related persons" (directors, executive officers, immediate family members of a director or executive officer, or known 5% shareholders).

Under this policy, transactions that exceed $120,000 in which a related person may have or may be deemed to have a direct or indirect material interest are submitted to our Governance Committee Chair, our Audit Committee Chair or the full Governance Committee for approval, as applicable. Certain transactions, including employment relationships, ordinary course brokerage, investment and other services, payment of certain regulatory filing fees and certain other ordinary course non-preferential transactions, are considered preapproved transactions, and thus do not require specific approval under the policy (although these transactions must be reported to the Governance Committee and may still be submitted for approval if deemed appropriate).

In determining whether to approve a related person transaction, the following factors, among others, are considered:

- whether the transaction is fair and reasonable to us and on substantially the same terms as would apply to comparable third parties;

- the business reasons for the transaction;

- whether the transaction would impair the independence of an independent director;

- whether the transaction presents a conflict of interest, taking into account the size of the transaction, the financial position of the director or executive officer, the nature of the director's or executive officer's interest in the transaction and the ongoing nature of the transaction;

- any reputational issues; and

- whether the transaction is material, taking into account the significance of the transaction to our investors.

Certain Relationships and Transactions

Brokerage and Banking Services	Some of our directors and executive officers (and persons or entities affiliated with them) have brokerage and/or discretionary accounts at our broker-dealer affiliates, and, in certain cases, extensions of credit not involving more than the normal risk of collectability or presenting other unfavorable features have been and may be made to family members of directors by Goldman Sachs Bank USA in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons unrelated to our firm.

Firm Managed Funds and Other Investments	We have established private investment funds (Employee Funds) to permit our employees (and in certain cases, retired employees) to participate in our private equity, hedge fund and other similar activities by investing in or alongside funds and investments that we manage or sponsor for independent investors and/or for our firm. Investment decisions for the Employee Funds are made by the investment teams or committees that are fiduciaries for such funds, and no executive officers are members of such investment teams or committees. The Employee Funds generally maintain diversified investment portfolios, and these investment opportunities do not affect the incentives of our executive officers under our compensation program. Many of our employees, their spouses, related charitable foundations or entities they own or control have invested in these Employee Funds. In some cases, we have limited participation to our PMDs, including our executive officers, and in some cases participation may be limited to those eligible to invest pursuant to applicable law. Certain of the Employee Funds provide investors with an interest in the overrides we receive for managing the funds for independent investors (overrides). Employee Funds generally do not require our current or retired PMDs and other current or retired employees to pay management fees and do not deduct overrides from fund distributions. Similarly, certain other investments may be made available to our PMDs, retired PMDs and other current employees on a fee-free or reduced fee basis. Distributions and redemptions exceeding $120,000 from Employee Funds made to our 2015 executive officers (or persons or certain entities affiliated with them) and Mr. Viniar (with respect to investments made when he was an employee) during 2015, consisting of profits and other income and return of amounts initially invested (excluding overrides generally available only to PMDs, which are discussed below), were approximately, in the aggregate, as follows: Mr. Blankfein—$23.4 million; Mr. Cohn—$8.7 million; Mr. Harvey Schwartz—$4.6 million; Mr. Sherwood—$0.9 million; Mr. Mark Schwartz—$2.5 million; John S. Weinberg (retired Vice Chairman)—$7.1 million; Gregory K. Palm (General Counsel)—$27.4 million; Alan M. Cohen (Global Head of Compliance)—$0.8 million; John F.W. Rogers (Chief of Staff and Secretary to the Board)—$1.7 million; and Edith W. Cooper (Global Head of Human Capital Management)—$0.4 million; as well as Mr. Viniar—$10.1 million. Distributions of overrides generally available only to PMDs (and retired PMDs) made to our 2015 executive officers (or persons or entities affiliated with them) and Mr. Viniar (with respect to investments made when he was an employee) during 2015 were approximately, in the aggregate, as follows: Mr. Blankfein—$2.4 million; Mr. Cohn—$1.4 million; Mr. Harvey Schwartz—$456,000; Mr. Weinberg—$760,000; Mr. Palm—$2.4 million; Mr. Cohen—$38,000; Mr. Rogers—$241,000; and Ms. Cooper—$62,000, as well as Mr. Viniar—$1.5 million. Subject to applicable laws, in addition, certain of our directors and executive officers may from time to time invest their personal funds in other funds or investments that we have established and that we manage or sponsor. Except as described above, these other investments are made on substantially the same terms and conditions as other similarly-situated investors in these funds or investments who are neither directors nor employees. In certain of these funds, including certain Employee Funds, our directors and executive officers own in the aggregate more than 10% of the interests in these funds. Affiliates of Goldman Sachs generally bear overhead and administrative expenses for, and may provide certain other services free of charge to, Employee Funds.

Particular Transactions with Director-Affiliated Entities	**As discussed in *Corporate Governance—Item 1. Election of Directors—Our Directors,* as part of its ongoing review of Board composition, our Governance Committee has taken into account that ongoing experience in the financial industry is an important attribute for our Board.**
	We take very seriously any actual or perceived conflict of interest, and critically evaluate all potential transactions and relationships that may involve directors or director-affiliated entities.
	Claes Dahlbäck
	Mr. Dahlbäck, who retired from our Board in May 2015, serves as Chairman or a member of the investment committees of certain funds managed by EQT Partners, a private equity firm, and receives less than 1% of the total profits of each such fund in connection with his role, including the EQT funds involved in the transactions described below. Mr. Dahlbäck also has a direct or indirect interest in each of these EQT funds, amounting to less than 1% of each such fund.
	Certain funds managed by one of our subsidiaries have an aggregate €50.9 million commitment in one such EQT fund (which has total committed capital of approximately €2.5 billion) and an aggregate €114 million commitment in another such EQT fund (which has total committed capital of approximately €4.3 billion). In connection with these commitments, the Goldman Sachs-managed funds have made aggregate capital contributions and paid fees aggregating approximately €134.7 million, with approximately €1.8 million contributed or paid in 2015 (including approximately €969 thousand paid in 2015 to EQT funds as management fees).
	In 2015, Goldman Sachs acted as an underwriter in certain transactions involving the sale of portfolio company shares by EQT funds, including an approximately $205 million public offering and an approximately £275 million offering. Each of these transactions was conducted on, and all of these services were provided on, an arm's-length basis.
	Lakshmi N. Mittal
	Mr. Mittal is the Chairman and CEO of ArcelorMittal S.A. and beneficially owns (directly and indirectly) approximately 40% of the outstanding common shares of ArcelorMittal. Goldman Sachs provides ordinary course financial advisory, lending, investment banking, trading and other financial services to ArcelorMittal and its affiliates, including as described below.
	Goldman Sachs currently participates in two existing credit facilities for ArcelorMittal, which were amended and renewed in 2015. Under a $3.5 billion five-year ArcelorMittal credit facility, Goldman Sachs has agreed to lend ArcelorMittal up to approximately $99 million at an interest rate of Libor + 120 basis points. Under a $2.5 billion three-year ArcelorMittal facility, Goldman Sachs has agreed to lend ArcelorMittal up to approximately $71 million at an interest rate of Libor + 105 basis points. Goldman Sachs has not made a loan under any of these facilities to date.
	In 2016, Goldman Sachs is acting as an underwriter in connection with an approximately $1.9 billion public offering of rights by ArcelorMittal.
	Each of these transactions was conducted on, and all of these services were provided on, an arm's-length basis.
Regulatory Filing	We paid a $125,000 filing fee for each of Messrs. Blankfein and Palm with respect to regulatory filings related to the delivery of shares of Common Stock under Goldman Sachs' equity-based compensation plan.
5% Shareholders	For information on transactions involving Goldman Sachs, on the one hand, and BlackRock, Inc., State Street Corporation or The Vanguard Group, on the other, see footnotes (b), (c) and (d) under *Beneficial Ownership—Beneficial Owners of More Than Five Percent.*

Beneficial Ownership

Beneficial Ownership of Directors and Executive Officers

The following table contains certain information, as of March 21, 2016, regarding beneficial ownership of Common Stock by each director and each NEO as well as by all directors, NEOs and other executive officers as a group as of such date.

	Number of Shares of Common Stock Beneficially Owned[a][b]
Lloyd C. Blankfein[c]	2,909,758
Gary D. Cohn[c]	1,545,287
Harvey M. Schwartz[c]	402,828
Michael S. Sherwood[c]	1,002,042
Mark Schwartz[c]	1,154,340
M. Michele Burns	14,587
Mark Flaherty	4,553
William W. George	74,018
James A. Johnson	51,317
Lakshmi N. Mittal	37,593
Adebayo O. Ogunlesi	13,812
Peter Oppenheimer	8,759
Debora L. Spar	14,190
Mark E. Tucker	12,109
David A. Viniar[c]	1,516,427
Mark O. Winkelman	94,031
All directors, NEOs and other executive officers as a group (20 persons)[d]	11,001,582

(a) For purposes of this table and the Beneficial Owners of More than Five Percent table below, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock that such person has the right to acquire within 60 days of the date of determination. In light of the nature of vested RSUs and vested Options, we have also included in this table shares of Common Stock underlying vested RSUs and vested Options. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days (as well as the shares of Common Stock underlying vested RSUs and vested Options) are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

The shares of Common Stock underlying vested RSUs and vested Options included in the table above are as follows:

	RSUs	Options
Lloyd C. Blankfein	105,778	531,332
Gary D. Cohn	96,572	522,628
Harvey M. Schwartz	96,572	0
Michael S. Sherwood	167,424	472,640
Mark Schwartz	139,647	0
M. Michele Burns	13,587	0
Mark Flaherty	3,536	0
William W. George	41,388	0
James A. Johnson	39,717	11,600
Lakshmi N. Mittal	22,593	0
Adebayo O. Ogunlesi	11,812	0
Peter Oppenheimer	6,759	0
Debora L. Spar	13,990	0
Mark E. Tucker	11,109	0
David A. Viniar	8,895	423,564
Mark O. Winkelman	4,031	0
All directors, NEOs and other executive officers as a group (20 persons)	998,091	2,558,105

(b) Except as discussed in footnotes (c) and (d) below, all of our directors, NEOs and other executive officers have sole voting power and sole dispositive power over all shares of Common Stock beneficially owned by them. No individual director, NEO or other executive officer beneficially owned in excess of 1% of the outstanding Common Stock as of March 21, 2016. The group consisting of all directors, NEOs and other executive officers as of March 21, 2016 beneficially owned approximately 2.61% of the outstanding shares of Common Stock (1.78% not including vested RSUs and vested Options) as of such date.

(c) Excludes any shares of Common Stock subject to our Shareholders' Agreement that are owned by other parties to our Shareholders' Agreement. As of March 21, 2016, each of our NEOs was a party to our Shareholders' Agreement and each of Mr. Blankfein, Mr. Cohn and Mr. H. Schwartz was a member of our Shareholders' Committee; however, each NEO disclaims beneficial ownership of the shares of Common Stock subject to our Shareholders' Agreement, other than those specified above for each NEO individually. See *Frequently Asked Questions—How is voting affected by shareholders who participate in certain Goldman Sachs Partner Compensation plans?* for a discussion of our Shareholders' Agreement.

Includes shares of Common Stock beneficially owned by our NEOs indirectly through certain estate planning vehicles of our NEOs, through family trusts, the sole beneficiaries of which are immediate family members of our NEOs, and through private charitable foundations of which our NEOs are trustees, as follows: Mr. Blankfein—1,094,475 shares, Mr. Cohn—340,230 shares, Mr. H. Schwartz—30,000 shares, and Mr. M. Schwartz—6,000 shares; similarly, with respect to Mr. Viniar—319,043 shares. Each NEO or Mr. Viniar, as applicable, shares voting power and dispositive power over these shares and disclaims beneficial ownership of the shares held in family trusts and private charitable foundations.

All RSUs held by Mr. Viniar were received as compensation for his service as a non-employee director. All options held by Mr. Viniar were received during his prior employment at our firm.

(d) Includes an aggregate of 1,229,326 shares of Common Stock beneficially owned by these individuals indirectly through certain estate planning vehicles, an aggregate of 623,098 shares of Common Stock beneficially owned by family trusts, the sole beneficiaries of which are immediate family members of these individuals and an aggregate of 145,852 shares of Common Stock beneficially owned by the private charitable foundations of which certain of these individuals are trustees. Each of these individuals shares voting power and dispositive power over these shares and disclaims beneficial ownership of the shares held in family trusts and private charitable foundations.

Each current executive officer is a party to our Shareholders' Agreement and disclaims beneficial ownership of the shares of Common Stock subject to our Shareholders' Agreement that are owned by other parties to our Shareholders' Agreement.

See *Compensation Matters—Compensation Discussion and Analysis—Other Compensation Policies and Practices* for a discussion of our executive stock ownership guidelines and retention requirements.

Beneficial Owners of More Than Five Percent

Based on filings made under Section 13(d) and Section 13(g) of the Exchange Act, as of March 21, 2016, the only persons known by us to be beneficial owners of more than 5% of Common Stock were as follows:

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Class
Parties to Shareholders' Agreement c/o The Goldman Sachs Group, Inc. 200 West Street New York, New York 10282	30,564,383[a]	7.17%
BlackRock, Inc. 55 East 52nd Street New York, New York 10022	26,663,894[b]	6.37%
State Street Corporation State Street Financial Center One Lincoln Street Boston, Massachusetts 02111	21,888,021[c]	5.23%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	21,842,123[d]	5.22%

(a) Each person who is a party to our Shareholders' Agreement disclaims beneficial ownership of the shares subject to our Shareholders' Agreement that are owned by any other party to the agreement. As of March 21, 2016, 19,618,367 of the outstanding shares of Common Stock that were held by parties to our Shareholders' Agreement were subject to the voting provisions of our Shareholders' Agreement (representing approximately 4.68% of the outstanding shares entitled to vote at our Annual Meeting). For a discussion of our Shareholders' Agreement, see *Frequently Asked Questions—How is voting affected by shareholders who participate in certain Goldman Sachs Partner Compensation plans?*

(b) This information has been derived from the Schedule 13G filed with the SEC on February 5, 2013, Amendment No. 1 to such filing filed with the SEC on February 4, 2014, Amendment No. 2 to such filing filed with the SEC on February 9, 2015 and Amendment No. 3 to such filing filed with the SEC on February 10, 2016, by BlackRock, Inc. and certain subsidiaries. We and our affiliates engage in ordinary course trading, brokerage, asset management or other transactions or arrangements with, and may provide ordinary course investment banking, lending or other financial services to, BlackRock, Inc. and its affiliates, related entities and clients. These transactions are negotiated on arm's-length bases and contain customary terms and conditions. Affiliates of BlackRock, Inc. are investment managers for certain investment options under the 401(k) Plan and certain GS Pension Plan assets. Blackrock's affiliates' engagement is unrelated to BlackRock's Common Stock ownership. In addition, their fees resulted from arm's-length negotiations, and we believe they are reasonable in amount and reflect market terms and conditions.

(c) This information has been derived from the Schedule 13G filed with the SEC on February 12, 2016 by State Street Corporation and certain subsidiaries. We and our affiliates provide ordinary course financial advisory, lending, investment banking and other financial services to, and engage in ordinary course trading, brokerage, asset management or other transactions or arrangements with, State Street Corporation and its affiliates, related entities and clients. These transactions are negotiated on arm's-length bases and contain customary terms and conditions. State Street Bank and Trust Company is trustee and a custodian for each of the 401(k) Plan and the GS Pension Plan. State Street Bank and Trust Company is the trustee and a custodian for each of the 401(k) Plan and the GS Pension Plan. State Street Global Advisors is an investment manager for certain investment options under the 401(k) Plan and certain assets in the GS Pension Plan. State Street Bank and Trust Company's and State Street Global Advisors' engagements are unrelated to State Street's Common Stock ownership. Their fees resulted from arm's-length negotiations, and we believe they are reasonable in amount and reflect market terms and conditions.

(d) This information has been derived from the Schedule 13G filed with the SEC on February 10, 2016 by The Vanguard Group and certain subsidiaries. We and our affiliates engage in ordinary course trading, arrangements relating to the placement of the firm's investment funds, or other transactions or arrangements with, and may from time to time provide other ordinary course financial services to, The Vanguard Group and its affiliates, related entities and clients. These transactions are negotiated on arm's-length bases and contain customary terms and conditions. The Vanguard Group is an investment manager to a mutual fund that is an investment option under the 401(k) Plan and The 401(k) Savings Plan, a U.S. tax-qualified retirement plan for employees of certain of our affiliates. The selection of the Vanguard mutual fund as an investment option for each plan is unrelated to Vanguard's Common Stock ownership. In the case of The 401(k) Savings Plan, a third-party investment manager who is not affiliated with GS is responsible for fund selection and selected the Vanguard mutual fund. We believe that the fees paid to The Vanguard Group through the Vanguard mutual fund are the same as the fees that are paid by the other holders of the same share class of that fund.

Additional Information

Corporate Governance Materials Available on our Website

On our website (www.gs.com/shareholders) under the heading "Corporate Governance," you can find, among other things, our:

■ Restated Certificate of Incorporation

■ Amended and Restated By-Laws

■ Corporate Governance Guidelines

■ Code of Business Conduct and Ethics

■ Policy Regarding Director Independence Determinations

■ Charters of our Audit, Compensation, Governance, Public Responsibilities and Risk Committees

■ Compensation Principles

■ Statement on Policy Engagement and Political Participation

■ Information about our Business Integrity Program, including our Policy on Reporting of Concerns Regarding Accounting and Other Matters

■ Environmental, Social and Governance Impact Report and Environmental Policy Framework

■ Report on Vesting of Equity-Based Awards Due to Voluntary Resignation to Enter Government Service

■ Statement on Human Rights

■ Business Principles

■ Business Standards Committee Report and Business Standards Committee: Impact Report

Information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated into any of our other filings with the SEC.

Compensation-Related Litigation

The following description is as of March 21, 2016:

Goldman Sachs and certain of its current and former directors and senior executives were named as defendants in an action filed on March 24, 2009 in New York Supreme Court, New York County, alleging violation of Delaware statutory and common law in connection with the firm's valuation of Options granted to certain directors and senior executives from 2005 to 2008 as compensation, alleging, among other things, that Goldman Sachs' use of a discount to reflect restrictions on the stock underlying the Option awards was improper. On April 18, 2012, the plaintiff disclosed that he lacked standing to continue to prosecute the action. An intervenor plaintiff filed an amended complaint on June 19, 2013 and, on December 20, 2013, the court dismissed the amended complaint. The plaintiff moved for leave to replead on February 28, 2014. In November 2014, the court denied the plaintiff's motion, converted the dismissal of the amended complaint from without prejudice to with prejudice and dismissed the action in its entirety. Plaintiff has appealed. A copy of the plaintiff's proposed amended complaint, which accompanied its February 2014 motion for leave to replead, is available at www.gs.com/litigation/complaint2014.pdf.

On June 9, 2015, Goldman Sachs and certain of its current and former directors were named as defendants in a purported shareholder derivative action in the Court of Chancery of the State of Delaware. The derivative complaint alleges that excessive compensation has been paid to such directors since 2012. The derivative complaint includes allegations of breach of fiduciary duty and unjust enrichment and seeks, among other things, unspecified monetary damages, disgorgement of director compensation and reform of the firm's stock incentive plan. On September 30, 2015, the defendants moved to dismiss. A copy of the plaintiff's complaint is available at www.gs.com/litigation/nedderivative.pdf.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee is or has been an officer or employee of Goldman Sachs. No member of our Compensation Committee is an executive officer of another entity at which one of our executive officers serves on the board of directors. For information about related person transactions involving members of our Compensation Committee, see *Certain Relationships and Related Transactions*.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities to file reports of ownership of, and transactions in, our equity securities with the SEC. Our directors and executive officers are also required to furnish us with copies of all such Section 16(a) reports they file. The reports are published on our website at www.gs.com/shareholders.

Based on a review of the copies of these reports, and on written representations from our reporting persons, we believe that all such Section 16(a) filing requirements applicable to our directors and executive officers were complied with during 2015, other than one Form 5 filing for Mr. Flaherty, which was made after the applicable filing deadline and related to approximately three shares of Common Stock acquired pursuant to a discontinued broker-dealer dividend reinvestment plan.

Incorporation by Reference

Only the following sections of this Proxy Statement shall be deemed incorporated by reference into our 2015 Annual Report on Form 10-K in response to Part III, Items 10, 11, 12, 13 and 14 thereof: Corporate Governance—Item 1. Election of Directors—Our Directors, Corporate Governance—Item 1. Election of Directors—Independence of Directors, Corporate Governance—Structure of our Board and Governance Practices—Our Committees—Audit; Compensation Matters—Compensation Discussion and Analysis, Compensation Matters—Executive Compensation, Compensation Matters—Report of our Compensation Committee, Compensation Matters—Non-Employee Director Compensation Program; Item 3. Ratification of Appointment of Independent Registered Public Accounting Firm; Certain Relationships and Related Transactions; Beneficial Ownership; Additional Information—Compensation Committee Interlocks and Insider Participation, Additional Information—Section 16(a) Beneficial Ownership Reporting Compliance; and Frequently Asked Questions—How can I submit nominees (such as through proxy access) or shareholder proposals in accordance with our By-Laws?, Frequently Asked Questions—How do I obtain more information about Goldman Sachs?

To the extent that this Proxy Statement is incorporated by reference into any other filing by Goldman Sachs under either the U.S. Securities Act of 1933, as amended, or the Exchange Act, the sections of this Proxy Statement entitled "Report of our Compensation Committee" and "Report of our Audit Committee" (to the extent permitted by the rules of the SEC) and the court documents to which we refer under —Compensation-Related Litigation, will not be deemed incorporated into any such filing, unless specifically provided otherwise in such filing.

Other Business

As of the date hereof, there are no other matters that our Board intends to present, or has reason to believe others will present, at our Annual Meeting. If other matters come before our Annual Meeting, the persons named in the accompanying form of proxy will vote in accordance with their best judgment with respect to such matters.

Frequently Asked Questions

What are some common terms and acronyms used in this Proxy Statement

Annual Meeting	Goldman Sachs Annual Meeting of Shareholders to be held on May 20, 2016
BVPS	Book Value Per Common Share
By-Laws	Amended and Restated By-Laws
CD&A	Compensation Discussion and Analysis
Common Stock	Common stock of The Goldman Sachs Group, Inc.
Compensation Ratio	Ratio of firmwide compensation and benefits expense to net revenues
CRO	Chief Risk Officer
EPS	Diluted Earnings Per Common Share
Ex. RMBS	Excluding the impact of the RMBS Working Group Settlement
Exchange Act	U.S. Securities Exchange Act of 1934, as amended
FICC	Fixed Income, Currency and Commodities
Goldman Sachs, our firm, we, us and our	The Goldman Sachs Group, Inc., a Delaware corporation, and its consolidated subsidiaries
Governance Committee	Corporate Governance and Nominating Committee
GS Gives	Goldman Sachs Gives
LTIP	Long-Term Performance Incentive Plan
NEO	Named Executive Officer. For 2015, our NEOs are: Lloyd Blankfein, Gary Cohn, Harvey Schwartz, Michael Sherwood and Mark Schwartz
NYSE	New York Stock Exchange
PMD	Participating Managing Director
Proxy Statement	Goldman Sachs Proxy Statement filed with the SEC in connection with the 2016 Annual Meeting
PSU	Performance-based RSU
RMBS Working Group	Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force (for more detail, see Annex A)
ROE	Return on Average Common Shareholders' Equity (for information regarding the use of the term "ROE" in connection with certain compensation-related calculations, see page 43)
RSU	Restricted stock unit
Sarbanes-Oxley Clawback	Clawback for restatement of financials due to misconduct (for more detail, see page 57)
SEC	U.S. Securities and Exchange Commission
Senior Executive or SEOs	The individuals serving as Chief Executive Officer (CEO), Chief Operating Officer (COO), Chief Financial Officer (CFO) or Vice Chairman of our firm
US Peers	Bank of America Corp. (BAC), Citigroup, Inc. (C), JPMorgan Chase & Co. (JPM), Morgan Stanley (MS)

When and where is our Annual Meeting?

We will hold our Annual Meeting on Friday, May 20, 2016, at 8:30 a.m., local time, at our offices at 30 Hudson Street, Jersey City, New Jersey 07302.

Will our Annual Meeting be webcast?

Our Annual Meeting will also be available through a live, audio-only webcast. Information about the webcast can be found on our website at www.gs.com/proxymaterials.

What is included in our proxy materials?

Our proxy materials, which are available on our website at www.gs.com/proxymaterials, include:

- Our Notice of 2016 Annual Meeting of Shareholders;
- Our Proxy Statement; and
- Our 2015 Annual Report to Shareholders

If you received printed versions of these materials by mail (rather than through electronic delivery), these materials also included a proxy card or voting instruction form.

How are we distributing our proxy materials?

To expedite delivery, reduce our costs and decrease the environmental impact of our proxy materials, we used "Notice and Access" in accordance with an SEC rule that permits us to provide proxy materials to our shareholders over the Internet. By April 8, 2016, we sent a Notice of Internet Availability of Proxy Materials to certain of our shareholders containing instructions on how to access our proxy materials online. If you received a Notice, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the proxy materials. The Notice also instructs you on how you may submit your proxy via the Internet. If you received a Notice and would like to receive a copy of our proxy materials, follow the instructions contained in the Notice to request a copy electronically or in paper form on a one-time or ongoing basis. Shareholders who do not receive the Notice will continue to receive either a paper or electronic copy of our Proxy Statement and 2015 Annual Report to Shareholders, which will be sent on or about April 12, 2016.

Who can vote at our Annual Meeting?

You can vote your shares of Common Stock at our Annual Meeting if you were a shareholder at the close of business on March 21, 2016, the record date for our Annual Meeting.

As of March 21, 2016, there were 418,758,018 shares of Common Stock outstanding, each of which entitles the holder to one vote for each matter to be voted on at our Annual Meeting.

What is the difference between holding shares as a shareholder of record and as a beneficial owner of shares held in street name?

Shareholder of Record. If your shares of Common Stock are registered directly in your name with our transfer agent, Computershare, you are considered a "shareholder of record" of those shares. You may contact our transfer agent at:

Computershare
P.O. Box 30170
College Station, TX 77842-3170
U.S. and Canada: 1-800-419-2595
International: 1-201-680-6541
www.computershare.com

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a bank, brokerage firm, broker-dealer or other similar organization, then you are a beneficial owner of shares held in street name. In that case, you will have received these proxy materials from the bank, brokerage firm, broker-dealer or other similar organization holding your account and, as a beneficial owner, you have the right to direct your bank, brokerage firm or similar organization as to how to vote the shares held in your account.

Can I attend our Annual Meeting?

Shareholders as of the record date and/or their authorized representatives are permitted to attend our Annual Meeting in person by following the procedures in our Proxy Statement.

What do I need to bring to attend the Annual Meeting?

- **Photo Identification**. Anyone wishing to gain admission to our Annual Meeting must provide a form of government-issued photo identification, such as a driver's license or passport.

- **Proof of Ownership**

  » **Shareholders of Record:** No additional document regarding proof of ownership is required.

  » **Beneficial Owner of Shares Held in Street Name:** You or your representative must bring an account statement, voting instruction form or legal proxy as proof of your ownership of shares as of the close of business on March 21, 2016.

- **Additional Documentation for an Authorized Representative**. Any shareholder representative (for example, of an entity that is a shareholder) must also present satisfactory documentation evidencing his or her authority with respect to the shares.

We reserve the right to limit the number of representatives for any shareholder who may attend the meeting.

Failure to follow these procedures may delay your entry into or prevent you from being admitted to our Annual Meeting. Please contact Beverly O'Toole at 1-212-357-1584 or Beverly.OToole@gs.com at least five business days in advance of our Annual Meeting if you would like to confirm you have proper documentation or if you have other questions about attending our Annual Meeting.

Can I change my vote after I have voted?

You can revoke your proxy at any time before it is voted at our Annual Meeting, subject to the voting deadlines that are described on the proxy card or voting instruction form, as applicable.

You can revoke your vote:

- By voting again by Internet or by telephone (only your last Internet or telephone proxy submitted prior to the meeting will be counted);

- By signing and returning a new proxy card with a later date;

- By obtaining a "legal proxy" from your account representative at the bank, brokerage firm, broker-dealer or other similar organization through which you hold shares; or

- By attending our Annual Meeting and voting in person.

You may also revoke your proxy by giving written notice of revocation to John F.W. Rogers, Secretary to the Board of Directors, at The Goldman Sachs Group, Inc., 200 West Street, New York, New York 10282, which must be received no later than 5:00 p.m., Eastern Time, on May 19, 2016.

If your shares are held in street name, we also recommend that you contact your broker, bank or other nominee for instructions on how to change or revoke your vote.

How do I vote?

To be valid, your vote by Internet, telephone or mail must be received by the deadline specified on the proxy card or voting information form, as applicable

	If you are a shareholder of record	If you are a beneficial owner of shares held in street name
By Internet* (24 hours a day)	www.proxyvote.com	www.proxyvote.com
By Telephone* (24 hours a day)	1-800-690-6903	1-800-454-8683
By Mail	Return a properly executed and dated proxy card in the pre-paid envelope we have provided	Return a properly executed and dated voting instruction form by mail, depending upon the method(s) your bank, brokerage firm, broker-dealer or other similar organization makes available
In Person at our Annual Meeting	Instructions on attending our Annual Meeting in person can be found above	To do so, you will need to bring a valid "legal proxy." You can obtain a legal proxy by contacting your account representative at the bank, brokerage firm, broker-dealer or other similar organization through which you hold your shares. Additional instructions on attending our Annual Meeting in person can be found above

* Internet and telephone voting procedures are designed to authenticate shareholders' identities, allow shareholders to give their voting instructions and confirm that shareholders' instructions have been recorded properly. We have been advised that the Internet and telephone voting procedures that have been made available to you are consistent with applicable legal requirements. Shareholders voting by Internet or telephone should understand that, while we and Broadridge Financial Solutions, Inc. (Broadridge) do not charge any fees for voting by Internet or telephone, there may still be costs, such as usage charges from Internet access providers and telephone companies, for which you are responsible.

How can I obtain an additional proxy card?

Shareholders of record can contact our Investor Relations team at The Goldman Sachs Group, Inc., 200 West Street, 29th Floor, New York, New York 10282, Attn: Investor Relations, telephone: 1-212-902-0300, e-mail: gs-investor-relations@gs.com.

If you hold your shares of Common Stock in street name, contact your account representative at the bank, brokerage firm, broker-dealer or other similar organization through which you hold your shares.

How will my shares be voted if I do not vote in person at the Annual Meeting?

The proxy holders (that is, the persons named as proxies on the proxy card) will vote your shares of Common Stock in accordance with your instructions at the Annual Meeting (including any adjournments or postponements thereof).

How will my shares be voted if I do not give specific voting instructions?

Shareholders of Record. If you indicate that you wish to vote as recommended by our Board or if you sign, date and return a proxy card but do not give specific voting instructions, then the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement, and the proxy holders may determine in their discretion regarding any other matters properly presented for a vote at our Annual Meeting. Although our Board does not anticipate that any of the director nominees will be unable to stand for election as a director nominee at our Annual Meeting, if this occurs, proxies will be voted in favor of such other person or persons as may be recommended by our Governance Committee and designated by our Board.

Beneficial Owners of Shares Held in Street Name. If your bank, brokerage firm, broker-dealer or other similar organization does not receive specific voting instructions from you, how your shares may be voted will depend on the type of proposal.

- **Ratification of Independent Registered Public Accounting Firm**. For the ratification of the appointment of independent registered public accounting firm, NYSE rules provide that brokers (other than brokers that are affiliated with Goldman Sachs) that have not received voting instructions from their customers 10 days before the meeting date may vote their customers' shares in the

brokers' discretion on the ratification of independent registered public accounting firm. This is known as broker-discretionary voting.

- » If your broker is Goldman, Sachs & Co. or another affiliate of ours, NYSE policy specifies that, in the absence of your specific voting instructions, your shares of Common Stock may only be voted in the same proportion as other shares are voted with respect to the proposal.

- » For shares of Common Stock held in retail accounts at Goldman, Sachs & Co. for which specific voting instructions are not received, we will vote such shares in proportion to the voted shares of Common Stock in retail accounts at Goldman, Sachs & Co.

- **All other matters**. All other proposals are "non-discretionary matters" under NYSE rules, which means your bank, brokerage firm, broker-dealer or other similar organization may not vote your shares without voting instructions from you. Therefore, you must give your broker instructions in order for your vote to be counted.

Participants in our 401(k) Plan. If you sign and return the voting instruction form but otherwise leave it blank or if you do not otherwise provide voting instructions to the 401(k) Plan trustee by mail, Internet or telephone, your shares will be voted in the same proportion as the shares held under the 401(k) Plan for which instructions are received, unless otherwise required by law.

What is a Broker Non-Vote?

A "broker non-vote" occurs when your broker submits a proxy for the meeting with respect to the ratification of the appointment of independent registered public accounting firm but does not vote on non-discretionary matters because you did not provide voting instructions on these matters.

What is the quorum requirement for our Annual Meeting?

A quorum is required to transact business at our Annual Meeting.

The holders of a majority of the outstanding shares of Common Stock as of March 21, 2016, present in person or represented by proxy and entitled to vote, will constitute a quorum.

Abstentions and broker non-votes are treated as present for quorum purposes.

If I abstain, what happens to my vote?

If you choose to abstain in voting on the Election of Directors, your abstention will have no effect, as the required vote is calculated through the following calculation: votes FOR divided by the sum of votes FOR plus votes AGAINST.

If you choose to abstain in voting on any other matter at our Annual Meeting, your abstention will be counted as a vote AGAINST the proposal, as the required vote is calculated through the following calculation: votes FOR divided by the sum of votes FOR plus votes AGAINST plus votes ABSTAINING.

How is voting affected by shareholders who participate in certain Goldman Sachs Partner Compensation plans?

Employees of Goldman Sachs who participate in The Goldman Sachs Partner Compensation Plan or the RPCP are "covered persons" under our Shareholders' Agreement. Our Shareholders' Agreement governs, among other things, the voting of shares of Common Stock owned by each covered person directly or jointly with a spouse (but excluding shares acquired under our 401(k) Plan). Shares of Common Stock subject to our Shareholders' Agreement are called "voting shares."

Our Shareholders' Agreement requires that before any of our shareholders vote, a separate, preliminary vote is held by the persons covered by our Shareholders' Agreement. In the election of directors, all voting shares will be voted in favor of the election of the 13 director nominees receiving the highest numbers of votes cast by the covered persons in the preliminary vote. For all other matters, all voting shares will be voted in accordance with the majority of the votes cast by the covered persons in the preliminary vote.

If you are a party to our Shareholders' Agreement, you previously gave an irrevocable proxy to our Shareholders' Committee to vote your voting shares at our Annual Meeting in accordance with the preliminary vote, and to vote on any other matters that may come before our Annual Meeting as the proxy holder sees fit in a manner that is not inconsistent with the preliminary vote and that does not frustrate the intent of the preliminary vote.

As of March 21, 2016, 19,618,367 of the outstanding shares of Common Stock were voting shares under our Shareholders' Agreement (representing approximately 4.68% of the outstanding shares entitled to vote at our Annual Meeting). The preliminary vote with respect to the voting shares will be concluded on or about May 9, 2016.

Other than this Shareholders' Agreement (which covers our two employees who are directors), there are no voting agreements by or among any of our directors.

What vote is required for adoption or approval of each matter to be voted on?

Proposal	Vote Required	Directors' Recommendation
Election of Directors	Majority of the votes cast FOR or AGAINST (for each director nominee)	FOR all nominees Unless a contrary choice is specified, proxies solicited by our Board will be voted FOR the election of our director nominees
Advisory Vote to Approve Executive Compensation (Say on Pay)	Majority of the shares present in person or represented by proxy	FOR the resolution approving the Executive Compensation of our NEOs Unless a contrary choice is specified, proxies solicited by our Board will be voted FOR the resolution
Ratification of Appointment of Independent Registered Public Accounting Firm	Majority of the shares present in person or represented by proxy	FOR the ratification of the appointment of PricewaterhouseCoopers LLP Unless a contrary choice is specified, proxies solicited by our Board will be voted FOR the ratification of the appointment
Shareholder Proposals	Majority of the shares present in person or represented by proxy (for each shareholder proposal)	AGAINST each shareholder proposal Unless a contrary choice is specified, proxies solicited by our Board will be voted AGAINST each shareholder proposal

What are my choices for casting my vote on each matter to be voted on?

Proposal	Voting Options	Effect of Abstentions	Broker Discretionary Voting Allowed?	Effect of Broker Non-Votes
Election of Directors	FOR, AGAINST or ABSTAIN (for each director nominee)	No effect - not counted as a "vote cast"	No	No effect
Advisory Vote to Approve Executive Compensation (Say on Pay)	FOR, AGAINST or ABSTAIN	Treated as a vote AGAINST the proposal	No	No effect
Ratification of Appointment of Independent Registered Public Accounting Firm	FOR, AGAINST or ABSTAIN	Treated as a vote AGAINST the proposal	Yes	Not applicable
Shareholder Proposals	FOR, AGAINST or ABSTAIN (for each shareholder proposal)	Treated as a vote AGAINST the proposal	No	No effect

Who counts the votes cast at our Annual Meeting?

Representatives of Broadridge will tabulate the votes cast at our Annual Meeting, and American Election Services, LLC will act as the independent inspector of election.

Where can I find the voting results of our Annual Meeting?

We expect to announce the preliminary voting results at our Annual Meeting. The final voting results will be reported in a Current Report on Form 8-K that will be posted on our website.

When will Goldman Sachs next hold an advisory vote on the frequency of say on pay votes?

The next advisory vote on the frequency of say on pay votes will be held at our 2017 Annual Meeting of Shareholders.

How do I obtain more information about Goldman Sachs?

A copy of our 2015 Annual Report to Shareholders accompanies this Proxy Statement. You also may obtain, free of charge, a copy of that document, our 2015 Annual Report on Form 10-K, our Corporate Governance Guidelines, our Code of Business Conduct and Ethics, our Director Independence Policy and the charters for our Audit, Compensation, Governance, Public Responsibilities and Risk Committees by writing to: The Goldman Sachs Group, Inc., 200 West Street,

29th Floor, New York, New York 10282, Attn: Investor Relations; e-mail: gs-investor-relations@gs.com.

These documents, as well as other information about Goldman Sachs, are also available on our website at www.gs.com/shareholders.

How do I inspect the list of shareholders of record?

A list of the shareholders of record as of March 21, 2016 will be available for inspection during ordinary business hours at our headquarters at 200 West Street, New York, New York 10282, from May 10, 2016 to May 19, 2016, as well as at our Annual Meeting.

How do I sign up for electronic delivery of proxy materials?

This Proxy Statement and our 2015 Annual Report to Shareholders are available on our website at: www.gs.com/proxymaterials. If you would like to help reduce our costs of printing and mailing future materials, you can agree to access these documents in the future over the Internet rather than receiving printed copies in the mail. For your convenience, you may find links to sign up for electronic delivery for both shareholders of record and beneficial owners who hold shares in street name at www.gs.com/electronicdelivery.

Once you sign up, you will continue to receive proxy materials electronically until you revoke this preference.

Who pays the expenses of this proxy solicitation?

Our proxy materials are being used by our Board in connection with the solicitation of proxies for our Annual Meeting. We pay the expenses of the preparation of proxy materials and the solicitation of proxies for our Annual Meeting. In addition to the solicitation of proxies by mail, certain of our directors, officers or employees may solicit telephonically, electronically or by other means of communication. Our directors, officers and employees will receive no additional compensation for any such solicitation. We have also hired Morrow & Co., LLC, 470 West Avenue, Stamford, Connecticut, to assist in the solicitation and distribution of proxies, for which they will receive a fee of $25,000, as well as reimbursement for certain out-of-pocket costs and expenses. We will reimburse brokers, including Goldman, Sachs & Co., and other similar institutions for costs incurred by them in mailing proxy materials to beneficial owners.

What is "householding"?

In accordance with a notice sent to certain street name shareholders of Common Stock who share a single address, shareholders at a single address will receive only one copy of this Proxy Statement and our 2015 Annual Report to Shareholders unless we have previously received contrary instructions. This practice, known as "householding," is designed to reduce our printing and postage costs. We currently do not "household" for shareholders of record.

If your household received a single set of proxy materials, but you would prefer to receive a separate copy of this Proxy Statement or our 2015 Annual Report to Shareholders, you may contact us at The Goldman Sachs Group, Inc., 200 West Street, 29th Floor, New York, New York 10282, Attn: Investor Relations, telephone: 1-212-902-0300, e-mail: gs-investor-relations@gs.com, and we will deliver those documents to you promptly upon receiving the request.

You may request or discontinue householding in the future by contacting the broker, bank or similar institution through which you hold your shares.

How can I recommend a director candidate to our Governance Committee?

Our Governance Committee welcomes candidates recommended by shareholders and will consider these candidates in the same manner as other candidates.

Shareholders who wish to recommend director candidates for consideration by our Governance Committee may do so by submitting in writing such candidates' names to John F.W. Rogers, Secretary to the Board of Directors, at The Goldman Sachs Group, Inc., 200 West Street, New York, New York 10282.

How can I submit a Rule 14a-8 shareholder proposal at the 2017 Annual Meeting of Shareholders?

Shareholders who, in accordance with the SEC's Rule 14a-8, wish to present proposals for inclusion in the proxy materials to be distributed by us in connection with our 2017 Annual Meeting of Shareholders must submit their proposals to John F.W. Rogers, Secretary to the Board of Directors via email at shareholderproposals@gs.com or by mail, at The Goldman Sachs Group, Inc., 200 West Street, New York, New York 10282. Proposals must be received on or before Friday, December 9, 2016. As the rules of the SEC make clear, however, simply submitting a proposal does not guarantee its inclusion.

How can I submit nominees (such as through proxy access) or shareholder proposals in accordance with our By-Laws?

Shareholders who wish to submit a "proxy access" nomination for inclusion in our proxy statement in connection with our 2017 Annual Meeting of Shareholders may do so by submitting in writing a Nomination Notice, in compliance with the procedures and along with the other information required by our By-laws to John F.W. Rogers, Secretary to the Board of Directors, at The Goldman Sachs Group, Inc., 200 West Street, New York, New York 10282 no earlier than November 9, 2016 and no later than December 9, 2016.

In accordance with our By-laws, for other matters (including director nominees not proposed pursuant to proxy access) not included in our proxy materials to be properly brought before the 2017 Annual Meeting of Shareholders, a shareholder's notice of the matter that the shareholder wishes to present must be delivered to John F.W. Rogers, Secretary to the Board of Directors, in compliance with the procedures and along with the other information required by our By-laws, at The Goldman Sachs Group, Inc., 200 West Street, New York, New York 10282, not less than 90 nor more than 120 days prior to the first anniversary of the 2016 Annual Meeting. As a result, any notice given by or on behalf of a shareholder pursuant to these provisions of our By-laws (and not pursuant to the SEC's Rule 14a-8) must be received no earlier than January 20, 2017 and no later than February 19, 2017.

Annex A: Calculation of Non-GAAP Figures

On January 14, 2016, the firm announced an agreement in principle, subject to the negotiation of definitive documentation, to resolve the ongoing investigation of the RMBS Working Group. The agreement in principle will resolve actual and potential civil claims by the U.S. Department of Justice, the New York and Illinois Attorneys General, the National Credit Union Administration (as conservator for several failed credit unions) and the Federal Home Loan Banks of Chicago and Seattle, relating to the firm's securitization, underwriting and sale of residential mortgage-backed securities from 2005 to 2007. For additional information, see our Form 8-K filed on January 14, 2016.

We believe that presenting certain of our 2015 results excluding the impact of the $3.37 billion related to the provisions for the RMBS Working Group Settlement is meaningful, as it reflects metrics considered by the Compensation Committee in making its compensation determinations. We have presented below the metrics used in this Proxy Statement including and excluding the impact of the RMBS Working Group Settlement. The adjusted results are non-GAAP measures and may not be comparable to similar non-GAAP measures used by other companies.

($ in millions, except per share amounts)	2015 Net Earnings Applicable to Common Shareholders	2015 ROE	2015 Diluted EPS	2015 Non-Compensation Expenses
As reported	$5,568	7.4%	$12.14	$12,364
As adjusted	$8,560	11.2%	$18.67	$8,991

Calculation of 2015 Net Earnings Applicable to Common Shareholders and ROE

ROE is computed by dividing net earnings applicable to common shareholders by average monthly common shareholders' equity. The table below presents the calculation of these metrics for 2015 excluding the impact of the RMBS Working Group Settlement.

Numerator for ROE – Net earnings applicable to common shareholders	(in millions)
Net earnings applicable to common shareholders	$ 5,568
Pre-tax impact of the RMBS Working Group Settlement	3,373
Tax impact of the RMBS Working Group Settlement	(381)
Net earnings applicable to common shareholders, excluding the impact of the RMBS Working Group Settlement	$ 8,560

Denominator for ROE – Average Common shareholders' equity	Average (in millions)
Total shareholders' equity	$ 86,314
Preferred stock	(10,585)
Common shareholders' equity	75,729
Impact of the RMBS Working Group Settlement	836
Common shareholders' equity, excluding the impact of the RMBS Working Group Settlement	$ 76,565
ROE	7.4%
ROE, excluding the impact of the RMBS Working Group Settlement	11.2%

Calculation of 2015 Diluted EPS

Diluted EPS is computed by dividing net earnings applicable to common shareholders by weighted average number of common shares outstanding and dilutive potential common shares. The table below presents the calculation of these metrics for 2015 including and excluding the impact of the RMBS Working Group Settlement. See Note 21 to the consolidated financial statements included in our 2015 Annual Report on Form 10-K for information on the calculation of the denominator of this calculation.

Numerator for diluted EPS	(in millions)
Net earnings applicable to common shareholders	$ 5,568
Net earnings applicable to common shareholders, excluding the impact of the RMBS Working Group Settlement	$ 8,560
Denominator for diluted EPS	**(in millions)**
Weighted average number of common shares and dilutive potential common shares	458.6
EPS	$ 12.14
EPS, excluding the impact of the RMBS Working Group Settlement	$ 18.67

Calculation of 2015 Non-Compensation Expenses

	(in millions)
Non-compensation expenses	$ 12,364
Pre-tax impact of the RMBS Working Group Settlement	(3,373)
Non-compensation expenses, excluding the impact of the RMBS Working Group Settlement	$ 8,991

Annex B: Additional Details on Director Independence

Set forth below is detailed information regarding certain categories of transactions reviewed and considered by our Governance Committee and our Board in making independence determinations, which our Board has determined are immaterial under our Director Independence Policy.

Category	Directors
Ordinary Course Business Transactions (Revenues or payments must not exceed the greater of $1 million or 2% of the entity's consolidated gross revenues)	
Where the independent director is or was during 2015 an executive officer or employee of the other for-profit entity or where his or her immediate family member was an executive officer	Mr. George,* Mr. Mittal,* Mr. Ogunlesi and Mr. Tucker ■ Aggregate revenues to us from, or payments by us to, any such entity, if any, in each case did not exceed 0.20% of such other entity's 2015 consolidated gross revenues.
Where the independent director or his or her immediate family member is or was during 2015 an executive officer or employee of a not-for-profit organization (for example, management of endowments)	Mr. George* and Dr. Spar ■ Aggregate revenues to us from, or payments by us to, any such entity, if any, in each case either did not exceed $150,000 or did not exceed 0.30% of such other entity's 2015 consolidated gross revenues.
Donations to a Not-For-Profit Organization (Donations by our firm must not exceed the greater of $1 million or 2% of the organization's consolidated gross revenues)	
Where the independent director or his or her immediate family member is or was during 2015 an executive officer or employee (for example, donations made by Goldman Sachs, including pursuant to the matching gift program, The Goldman Sachs Foundation and GS Gives)	Mr. George and Dr. Spar ■ Aggregate donations by us to such organization, if any, in each case did not exceed 0.25% of the other organization's 2015 consolidated gross revenues.
Transactions on Substantially the Same Terms as Similarly-Situated Persons	
Where the independent director or his or her immediate family member is our client (for example, brokerage, discretionary and other similar accounts)	Ms. Burns,* Mr. George,* Mr. Mittal,* Mr. Ogunlesi,* Dr. Spar,* Mr. Tucker and Mr. Winkelman* ■ Aggregate revenues to us from each of these accounts did not exceed 0.01% of our 2015 consolidated gross revenues.
Where the independent director makes investments in funds sponsored or managed by us	Ms. Burns, Mr. George, Mr. Mittal, Mr. Ogunlesi, Dr. Spar, Mr. Tucker and Mr. Winkelman

* Includes or relates to immediate family member(s). An immediate family member includes an independent director's spouse, parents, children, siblings (in each case, including in-laws and step relationships) and anyone (other than tenants or domestic employees) who shares the independent director's home.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Directions to our 2016 Annual Meeting of Shareholders

The Goldman Sachs Group, Inc.

30 Hudson Street, 6th Floor
Jersey City, NJ 07302

Public Transportation

30 Hudson Street is walking distance from the NY Waterway ferry and PATH train.

- Ferry: The NY Waterway ferry to **Paulus Hook Pier** is available from Pier 11 / Wall Street, the World Financial Center and Midtown / West 39th Street
- PATH: The PATH train to **Exchange Place** is available from World Trade Center, Newark-Penn Station and Hoboken

Driving Directions

From Points North, South and West:

- I-95 (New Jersey Turnpike) to Exit 14 A-C toward I-78
- I-78 (NJ Turnpike Newark Bay Extension) east through toll barrier to Exit 14C
- Exit toward Jersey City / Columbus Drive
- Make slight right on Christopher Columbus Drive
- Turn right on Brunswick Street, 3 blocks to Montgomery Street
- Turn left onto Montgomery Street, 10 blocks to Hudson Street
- Turn right onto Hudson Street, 5 blocks to 30 Hudson

From Points East:

- Take Holland Tunnel to New Jersey
- Turn left at 2nd signal onto Manila Avenue/Grove Street
- South on Manila Avenue/Grove Street to Montgomery Street
- Turn left onto Montgomery Street, 5 blocks to Hudson Street
- Turn right onto Hudson Street, 5 blocks to 30 Hudson

Parking is available at 55 Hudson Street

[THIS PAGE INTENTIONALLY LEFT BLANK]

